

Annual report

2022





THE
INFLIGHT INTERNET COMPANY



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One):

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.**

For the fiscal year ended December 31, 2022

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.**

For the transition period from _____ to _____

Commission File Number: 001-35975



Gogo Inc.
(Exact name of registrant as specified in its charter)

Delaware	**27-1650905**
(State or other jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

105 Edgeview Dr., Suite 300
Broomfield, CO 80021
(Address of principal executive offices)

Telephone Number (303) 301-3271
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Class	Trading Symbol	Name of Each Exchange on Which Registered
Common stock, par value $0.0001 per share	GOGO	NASDAQ Global Select Market
Preferred Stock Purchase Rights	GOGO	NASDAQ Global Select Market

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☑   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☑   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☑   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☑	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.   Yes ☑   No ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐   No ☑

The aggregate market value of the voting and non-voting stock held by non-affiliates of the registrant as of June 30, 2022, the last business day of the registrant's most recently completed second fiscal quarter, was $1,054,416,152 based upon the closing price reported for such date on the NASDAQ Global Select Market.

As of February 24, 2023, 127,910,134 shares of $0.0001 par value common stock were outstanding.

Documents Incorporated By Reference

Portions of the registrant's definitive Proxy Statement for its Annual Meeting of Stockholders scheduled to be held June 6, 2023 are incorporated by reference into Part III of this Form 10-K. Such proxy statement will be filed with the Securities and Exchange Commission within 120 days of the registrant's fiscal year ended December 31, 2022.

Gogo Inc.

INDEX

INTRODUCTORY NOTE

Unless the context otherwise indicates or requires, as used in this Annual Report on Form 10-K for the fiscal year ended December 31, 2022, references to: (i) "we," "us," "our," "Gogo," or the "Company" refer to Gogo Inc. and its directly and indirectly owned subsidiaries as a combined entity, except where otherwise stated or where it is clear that the term means only Gogo Inc. exclusive of its subsidiaries; and (ii) "fiscal," when used in reference to any twelve-month period ended December 31, refers to our fiscal year ended December 31. Unless otherwise indicated, information contained in this Annual Report on Form 10-K is as of December 31, 2022. We have made rounding adjustments to reach some of the figures included in this Annual Report on Form 10-K and, unless otherwise indicated, percentages presented in this Annual Report on Form 10-K are approximate.

On December 1, 2020, we completed the previously announced sale of our commercial aviation ("CA") business to a subsidiary of Intelsat Jackson Holdings S.A. ("Intelsat") for a purchase price of $400.0 million in cash, subject to certain adjustments (the "Transaction"). As a result, all periods presented in this Annual Report on Form 10-K have been conformed to present the CA business as discontinued operations.

Upon the closing of the Transaction, we and Intelsat entered into a network sharing agreement (the "ATG Network Sharing Agreement"), pursuant to which we provide certain in-flight connectivity services on our ATG network to Intelsat, subject to certain revenue sharing obligations, and pursuant to which Intelsat has exclusive commercial aviation access to the ATG network in North America, subject to certain revenue guarantees.

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this report may constitute "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, statements regarding our industry, business strategy, plans, goals and expectations concerning our market position, international expansion, future technologies, future operations, margins, profitability, future efficiencies, capital expenditures, liquidity and capital resources and other financial and operating information. When used in this discussion, the words "anticipate," "assume," "believe," "budget," "continue," "could," "estimate," "expect," "forecast," "intend," "may," "plan," "potential," "predict," "project," "should," "will," "future" and the negative of these or similar terms and phrases are intended to identify forward-looking statements in this Annual Report on Form 10-K. Forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties that may cause actual results to differ materially. We describe risks and uncertainties that could cause actual results and events to differ materially under "Risk Factors," "Quantitative and Qualitative Disclosures about Market Risk," and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this report. We undertake no obligation to update or revise publicly any forward-looking statements, whether because of new information, future events, or otherwise.

Summary of Risk Factors

The following summarizes the principal factors that make an investment in our company speculative or risky, all of which are more fully described in the Risk Factors section below. This summary should be read in conjunction with the Risk Factors section and should not be relied upon as an exhaustive summary of the material risks facing our business. The following factors could result in harm to our business, reputation, revenue, financial results and prospects, among other impacts:

Risks Related to Our Business

- our ability to continue to generate revenue from the provision of our connectivity services;

- our reliance on our key OEMs and dealers for equipment sales;

- the impact of competition;

- our reliance on third parties for equipment components and services;

- the impact of global supply chain and logistics issues and increasing inflation;

- our ability to expand our business outside of the United States;

- our ability to recruit, train and retain highly skilled employees;

- the impact of pandemics or other outbreaks of contagious diseases, including the COVID-19 pandemic, and the measures implemented to combat them;

- the impact of adverse economic conditions;

- our ability to fully utilize portions of our deferred tax assets;

- the impact of increased attention to climate change, ESG matters and conservation measures; and

- our ability to evaluate or pursue strategic opportunities.

Risks Related to Our Technology and Intellectual Property

- our ability to develop and deploy Gogo 5G, Global Broadband or other next generation technologies;

- our ability to maintain our rights to use our licensed 3Mhz of ATG spectrum in the United States and obtain rights to additional spectrum if needed;

- the impact of service interruptions or delays, technology failures, equipment damage or system disruptions or failures;

- the impact of assertions by third parties of infringement, misappropriation or other violations;

- our ability to innovate and provide products and services;

- our ability to protect our intellectual property rights;

- the impact of our use of open-source software; and

- the impact of equipment failure or material defects or errors in our software.

Risks Related to Litigation and Regulation

- our ability to comply with applicable foreign ownership limitations;

- the impact of government regulation of the internet and conflict minerals;

- our possession and use of personal information;

- risks associated with participation in the Federal Communications Commission's ("FCC") Reimbursement Program, should we decide to participate;

- our ability to comply with anti-bribery, anti-corruption and anti-money laundering laws;

- the extent of expenses, liabilities or business disruptions resulting from litigation; and

- the impact of global climate change and legal, regulatory or market responses to it.

Risks Related to Our Indebtedness

- the impact of our substantial indebtedness;

- our ability to obtain additional financing to refinance or repay our existing indebtedness;

- the impact of restrictions and limitations in the agreements and instruments governing our debt;

- the impact of increases in interest rates;

- the impact of a substantial portion of our indebtedness being secured by substantially all of our assets; and

- the impact of a downgrade, suspension or withdrawal of the rating assigned by a rating agency.

Risks Related to Our Common Stock

- the volatility of our stock price;

- our ability to fully utilize our tax losses;

- the dilutive impact of future stock issuances;

- the impact of our stockholder concentration and of our CEO and Chairman of the Board being a significant stockholder;

- our ability to fulfill our obligations associated with being a public company; and

- the impact of anti-takeover provisions, ownership provisions and certain other provisions in our charter, our bylaws, Delaware law, and our existing and any future credit facilities.

Item 1. Business

Company Overview and Strategy

Our Mission and our Industry's Evolution

Gogo is the world's largest provider of broadband connectivity services for the business aviation market. We have served this market for more than 25 years. Our mission is to enrich the lives of passengers and the efficiency of operators with the world's best business aviation in-flight connectivity and customer support. We have always sought to provide the best connectivity for the business aviation market regardless of technology, and we have a successful history of doing so. Until recently, we focused primarily on business aviation aircraft in North America, which comprise approximately 63% of the worldwide business aviation fleet, and we are the leading provider of in-flight connectivity in that market. Gogo started in analogue air-to-ground ("ATG") technology in the late 1990s, then, as analogue cellular backhaul disappeared, migrated to narrowband satellite connectivity in the early 2000s, then back to ATG with our digital broadband 3G and 4G networks beginning in 2010. We expect to commercially launch our fourth ATG network – Gogo 5G – in the fourth quarter of 2023. We also continue to provide narrowband satellite services to customers in North America and internationally through distribution agreements with satellite providers. As of December 31, 2022, we had approximately 6,900 ATG business aircraft online of which approximately 3,300 were equipped with our AVANCE platform and approximately 3,600 with Gogo Biz, our legacy ATG broadband system.

The business aviation in-flight connectivity market is evolving again due to advancements in technology and several change catalysts. The most significant advancement in technology driving change in our industry today is the introduction of low earth orbit ("LEO") satellite technology, which provides, among other things, a global service offering and significantly higher capacity and lower latency than alternatives available today. We believe that demand for in-flight connectivity will continue to increase because of changes in the demographics of our customer base, the proliferation of social applications and lifestyle changes that remain in a post-COVID world such as remote work and use of videoconferencing. Further, 66% of business aircraft in North America were manufactured before IFC was available as a linefit option. We expect approximately 25% of these aircraft will be replaced in the next five to seven years with new aircraft coming pre-installed with in-flight connectivity given customer expectations today.

We view all these significant changes as opportunities to leverage our technological know-how and deep understanding of the business aviation in-flight connectivity market to drive greater penetration of our solutions in our markets over the next five to ten years. As outlined below, we have refined our strategy to capture these opportunities, including an announcement in May 2022 that we are preparing to launch the first global broadband service designed for business aviation ("Global Broadband"). The service will use an electronically steered antenna ("ESA"), specifically designed with Hughes Network Systems, LLC ("Hughes") to address a broad range of business aviation aircraft, operating on a LEO satellite network operated by Network Access Associates, Ltd. ("OneWeb"). We believe that Global Broadband, in combination with or as an alternative to our ATG systems, will allow us to increase our penetration of the North American heavy jet market and provide an upgrade path for our existing ATG customer base. In addition, Global Broadband will allow us to penetrate the business aviation market outside of North America, where fewer than 6% of business aviation aircraft are installed with in-flight connectivity systems.

Now and Next Strategy

Given the industry evolution described above, we have refined our strategy, ultimately creating what we refer to as the "Now and Next Strategy". The Now and Next Strategy positions Gogo to penetrate the rest of the world business aviation market while maintaining and strengthening our leadership position in North America. The principal elements of our Now and Next Strategy include the following:

- Leveraging our deep understanding of the business aviation in-flight connectivity market to accelerate growth by (i) expanding our total addressable market through the broadening of the Gogo product line to meet the needs of every segment of the business aviation market; (ii) extending customer use of our services by driving penetration of our AVANCE platform, enhancing ATG networks, and providing easy upgrade paths to Global Broadband and other new technologies; and (iii) providing equivalent or better service at a lower cost of ownership than competitive products to all segments of the business aviation market;

- Preserving and expanding our relationships with Original Equipment Manufacturers ("OEMs"), our aftermarket dealers, and fractional jet operators by providing superior customer support, products and services;

- Maintaining a continuous culture of improvement by, among other things, building knowledge and maintaining flexibility to migrate to new hardware and network technologies as they evolve; and

- Pursuing a balanced capital allocation strategy focused on maintaining adequate liquidity, investing in strategic initiatives to drive competitive positioning and financial value, maintaining an appropriate level of leverage and enhancing shareholder value.

In executing the Now and Next Strategy, we will continue to adhere to the product development principles that have guided us historically. These include, among other things, (i) maintaining product offerings that fit the distinct needs of each segment of the business aviation market based on geography, mission, size of aircraft, and passenger preferences; (ii) building customer loyalty by providing easy and low-cost upgrade paths for our customers as their demand for capacity grows; and (iii) running all of our offerings on a single software-centric operating system via AVANCE, which allows for easy software upgrades and multiple-network access points to the aircraft allowing for easy upgrades to superior networks as technology evolves.

Competitive Differentiators

We believe Gogo is uniquely positioned to thrive in this dynamic industry environment, due in part to the competitive differentiators described below:

Our Product Platform. Our product platform includes three components – networks, antennas, and airborne equipment and software, each of which is discussed in greater detail below. The comprehensiveness and flexibility in our product platform allows us to align our value proposition with our customers' priorities and identify solutions based on geography, mission, size of aircraft and passenger preference.

Our Distribution Relationships. We believe that our distribution network is unmatched in our industry. Our distribution partners include every OEM of business aviation aircraft and an aftermarket network of approximately 120 dealers, many of whom we have worked with for decades. We have established trusted relationships with our distribution partners and a proven track record of generating revenues and profits for them, and they have trust and confidence in our ability to continue to do so. This facilitates our sales and our speed to market as our distribution partners are willing to invest in marketing and certification efforts for our equipment.

Our Innovative Culture. We continuously innovate and have a strong track record of innovation in our networks. As of February 24, 2023, we held approximately 457 U.S. and international patents, most of which relate to network technology. We pioneered and have led innovation in our industry for nearly 30 years, as evidenced by the three proprietary ATG network technologies that we have deployed for the business aviation market. We expect to commercially launch our fourth ATG network – Gogo 5G – in the fourth quarter of 2023.

Products, Services, Customers and Customer Support

We focus exclusively on selling in-flight connectivity to the business aviation market and implement our value proposition of offering the best products and services through a comprehensive portfolio consisting of our in-flight systems, in-flight services, aviation partner support, engineering, design and development services and production operations functions.

In-Flight Systems. Our customers have a broad range of equipment choices for their in-flight systems, which allows us to provide a solution based on geography, mission, size of aircraft and passenger preference. Key components of our in-flight systems include:

Antennas. Gogo has developed three families of ATG antennas, all of which act in pairs and are mounted on the belly of the aircraft. Gogo currently deploys omni-directional antennas and dual directional antennas, both of which support customers utilizing our 3G and 4G networks. In connection with the launch of Gogo 5G, Gogo will introduce the MB-13 antenna, which is capable of accessing Gogo's 4 MHz of licensed spectrum in the 800 MHz band and unlicensed spectrum in the 2.4 GHz band at the same time, enabling greater throughput than our omni-directional and dual directional antennas.

In connection with the launch of Global Broadband, Gogo is working with Hughes to design an ESA that will fit on a very broad range of business aviation aircraft – from light jets and turboprops to large-cabin jets. The ESA is expected to be delivered in the second half of 2024 and will operate on OneWeb's high speed, low latency LEO satellite network.

Airborne Equipment and Software. Our networks and systems are designed to provide the best in-flight Internet experience and highest network and system availability across the broadest range of aircraft wherever they fly, and a growing number of our installed aircraft are on the AVANCE platform. The AVANCE platform is software-centric and designed to be extensible as it includes hardware built with common components that operate on a single operating system across multiple devices. Approximately 80% of the components included in AVANCE L5™ and AVANCE L3™ (a compact version of AVANCE L5 designed for smaller aircraft) are common across the two systems. Because of this extensibility, we can add new products, features and options; we can increase connectivity speeds by augmenting spectrum; and we can add proprietary or third-party ATG or satellite networks, all with minimal or no hardware or aircraft modifications. For example, existing AVANCE customers who wish to add Global Broadband service will only have to install an ESA on top of their aircraft and run a power cable and ethernet cable to the AVANCE box inside the aircraft. For customers operating AVANCE-equipped aircraft in North America, AVANCE's unique multi-bearer capability will allow Gogo to combine capacity from its ATG network and the OneWeb LEO satellite network to provide more capacity than stand-alone LEO satellite networks can provide. We expect AVANCE's common componentry to facilitate standardization of hardware and FAA certifications across multiple products, spectrum frequencies and networks, and we expect that such standardization will in turn increase efficiency and improve quality in functions that include supply chain, production operations and customer support. Of the

AVANCE aircraft online at December 31, 2022, approximately 2,100 were equipped with AVANCE L5 and approximately 1,200 with AVANCE L3.

In-Flight Services (Service Plans). We provide a wide range of in-flight services for passengers, flight and cabin crews and our aviation partners. We offer a variety of connectivity services tailored to our various networks and technologies that are generally priced on a per-aircraft per-month basis. We offer service plans ranging from unlimited data usage to a pay-as-you-go monthly consumption plan and offer alongside these data plans voice rates, inflight entertainment options such as Gogo Vision, and other service features.

Customers and Distribution Partners. We provide in-flight connectivity services to a variety of customers needing connectivity, but our end users are primarily aircraft owners/operators. As of December 31, 2022, our market was comprised of approximately 24,700 business aircraft in North America, of which approximately 30% have broadband connectivity, and approximately 14,400 business aircraft in the rest of the world, of which fewer than 6% have broadband connectivity. As of December 31, 2022, we had approximately 4,200 customers. Out top ten customers accounted for approximately 20% of our 2022 service revenue (excluding Intelsat), and no customer accounted for more than 10% of our revenue in 2022.

We also sell directly to every OEM of business aviation aircraft including Bombardier, Dassault Falcon, Embraer, Gulfstream, Pilatus and Textron Aviation. In the aftermarket, we sell through a global distribution network of approximately 120 independent dealers who are certified by the Federal Aviation Administration ("FAA") as Maintenance and Repair Organizations. Our independent dealers market, resell and obtain FAA-required supplemental type certificates ("STC") for our equipment. Our customers also include fractional jet operators such as Flexjet and NetJets, charter operators such as Wheels Up, corporate flight departments and individuals owning aircraft.

Infrastructure. The infrastructure supporting our in-flight connectivity services consists of our networks, towers, and data centers, each of which is described in greater detail below.

Networks and Towers. We have developed, deployed and operated our own networks for more than 25 years, resulting in experience and know-how that we believe is unmatched by any other provider in our industry. We hold the exclusive license to 4MHz of U.S. nationwide spectrum dedicated to ATG use, as well as the exclusive rights to the same spectrum in Canada. We currently operate a terrestrial network using 3 MHz of licensed spectrum in the 800 MHz band and approximately 260 terrestrial cell sites in the lower 48 states and parts of Alaska and Canada. All but one of our cell sites are leased from tower operators. Our terrestrial network targets approximately 24,700 business aircraft based in North America. As of December 31, 2022, this network supported 3.1 Mbps 3G service and 9.8 Mbps 4G service. Our proprietary ATG network provides lower latency and requires less powerful antennas than the networks operated by our geosynchronous ("GEO") satellite competitors and enables us to avoid the interference issues that can accompany use of shared, unlicensed spectrum. We expect to commercially launch our fourth ATG network – Gogo 5G – in the fourth quarter of 2023. We have announced completion of key Gogo 5G milestones including finishing construction of our initial 150 cell sites that comprise our 5G terrestrial network in the lower 48 states, obtaining a STC and Parts Manufacturing Approval ("PMA") for the 5G airborne antenna system, qualifying the airborne line replaceable unit ("LRU") for flight testing and signing an agreement with Jet Edge as our 5G launch partner. Customers who elect to not upgrade to Gogo 5G may continue to use our 3G and 4G service over our ATG networks in North America. The 3G and 4G service will also serve as a redundancy network and performance enhancement mechanism for Gogo 5G.

In addition, in May 2022 we announced that we have partnered with OneWeb to utilize their global LEO satellite network. They plan to complete launch of their network in April of 2023 and be ready to start offering aero service in 2024. In addition to the significant performance enhancements provided by the LEO network, Global Broadband expands our total addressable market by approximately 14,400 aircraft in the rest of the world.

Ground Network and Data Centers. We lease an extensive, predominantly fiber-optic network to connect our approximately 260 cell sites to our two data centers, the Internet and cloud-based services, and our network operations center ("NOC"). Our data centers and cloud-based services provide redundant telecommunications connections to the Internet and contain numerous servers that enable the expansive set of features that we offer. The NOC monitors daily network operations, conducts network diagnostics and coordinates responses to any performance issues. We augment our ability to monitor, maintain and update our in-flight systems while aircraft are on the ground with a terrestrial modem utilizing 3G, 4G and Wi-Fi wireless service.

Support Organizations. We strive to deliver a premium customer experience. We accomplish this through the support of the following functions.

Customer Support. We have created a support and service organization designed to provide operational assistance and comprehensive analytics to our customers. Our customer support organization is grouped into three subfunctions that include account teams, operational support, and comprehensive analytics. These teams assist with, among other things, installations, troubleshooting and system activations, and data analysis to evaluate our system and operational performance. We have specialized support for our OEM distribution partners and dealers who are responsible for obtaining the FAA certifications required for installation of our equipment on aircraft, and we support them in obtaining such certifications and installing the equipment through our aircraft

application engineers. We also deploy our field service engineering teams in key locations across the United States and Europe to support our customers' flight departments following installation of our equipment. Both the dealer network and customer flight departments have access to our technical and logistical support 24 hours a day, seven days a week.

Engineering, Design and Development ("ED&D"). Our large in-house ED&D operation is responsible for translating business requirements into products that comply with rigorous avionics certification requirements. Its capabilities include: (i) a radiofrequency engineering team with expertise in antenna specifications, radio technology, spectrum analysis, network design and regulatory requirements; (ii) an airborne platform development team which manages the design, development and testing of airborne equipment and its integration with ground systems and leads FAA certification efforts; (iii) a systems engineering team that manages all aspects of turning business requirements into technical specifications and is responsible for our program management process; (iv) an application development and business systems organization team that manages development of our internal business systems and the product extensions that sit on the AVANCE platform; and (v) a network engineering team that designs, implements and manages our network and data center infrastructure, security and core network functions.

Production Operations. Our manufacturing objective is to produce superior quality products that conform to avionics specifications while providing the best value to our customers. Given our highly specialized technology and required production levels, we design, assemble and test our airborne LRUs in-house, while relying on third parties to manufacture specific components based on our design specifications to maximize production efficiencies. We retain the intellectual property associated with the airborne LRUs. We also rely on third parties to manufacture our antennas and we generally share antenna design responsibilities and intellectual property with these vendors. Our manufacturing processes include internally designed test fixtures and software that we and our third-party manufacturers employ at all levels of manufacturing. Our manufacturing-related business processes – from sales forecasts to supply chain activities to shipping – are integrated and automated within our enterprise resource planning tools. Our manufacturing and repair facilities are FAA-certified.

Competition

We compete against both equipment-providers and GEO- and LEO- satellite based telecommunications service providers, as well as resellers of the above, to the business aviation market, including Honeywell Aerospace, Collins Aerospace, Satcom Direct, Inmarsat, ViaSat and Starlink. In addition, SmartSky Networks, which in 2014 announced that it planned to launch an ATG network in the continental United States in 2016, announced in late 2022 that the network is "live nationwide." A number of our competitors are focused on servicing the heavy jet market through GEO satellite services. We may in the future face competition from other operators of LEO or other non-GEO satellite networks. We believe that the principal points of competition in our market are technological capabilities, price, geographic coverage, customer service, product development, conformity to customer specifications, regulatory compliance, quality of support after the sale and timeliness of delivery and installation.

Licenses and Regulation

Federal Aviation Administration

The FAA prescribes standards and certification requirements for the manufacturing of aircraft and aircraft components, and certifies repair stations to perform aircraft maintenance, preventive maintenance and alterations, including the installation and maintenance of aircraft components. Each type of aircraft operated in the United States under an FAA-issued standard airworthiness certificate must possess an FAA Type Certificate, which constitutes approval of the design of the aircraft type based on applicable airworthiness standards. When a party other than the holder of the Type Certificate develops a major modification to an aircraft already type-certificated, that party must obtain an FAA-issued STC approving the design of the modified aircraft type. The dealers and OEMs to which we sell our equipment are generally responsible for obtaining STCs for each aircraft type on which our equipment will be installed, and we support them in those efforts. Separate STCs typically are required for different configurations of the same aircraft type, such as when they are configured differently for different owners and operators.

After an STC is obtained, a manufacturer desiring to manufacture components to be used in the modification covered by the STC must apply to the FAA for a PMA, which permits the holder to manufacture and sell components manufactured in conformity with the PMA and its approved design and data package. In general, each initial PMA is an approval of a manufacturing or modification facility's production quality control system. PMA supplements are obtained to authorize the manufacture of a particular part in accordance with the requirements of the pertinent PMA, including its production quality control system. We routinely apply for and receive such PMAs and supplements.

Certain of our FCC licenses are conditioned upon our ability to obtain from the FAA a "No Hazard Determination" for our cell sites, which indicates that a proposed structure will not, if built as specified, create a hazard to air navigation. When building or altering certain cell sites, we may first be required to obtain such a determination.

Our business depends on our continuing access to, or use of, these FAA certifications, authorizations and other approvals, and our employment of, or access to, FAA-certified engineering and other professionals.

In accordance with these certifications, authorizations and other approvals, the FAA requires that we maintain, review and document our quality assurance processes. The FAA may visit our facilities at any time as part of our agreement for certification as a manufacturing facility and repair station to ensure that our facilities, procedures and quality control systems continue to meet FAA requirements. In addition, we are responsible for informing the FAA of significant changes to our organization and operations, product failures or defects, and any changes to our operational facilities or FAA-approved quality control systems. Other FAA requirements include training procedures and drug and alcohol screening for safety-sensitive employees working at our facilities or on aircraft.

Foreign Aviation Regulation

According to the Convention on International Civil Aviation, the airworthiness of U.S.-registered and FAA type-certificated aircraft on which FAA-certified Gogo equipment is installed is recognized by civil aviation authorities ("CAAs") worldwide that are signatories to that Convention. As a result, Gogo does not expect to require further airworthiness certification formalities in countries outside of the United States for U.S.-registered aircraft that already have an STC issued by the FAA covering Gogo equipment. For aircraft registered with a CAA of a country other than the United States, the installation of Gogo equipment requires airworthiness certification from an airworthiness certification body. Typically, the CAA of the country in which the aircraft is registered is responsible for ensuring the airworthiness of any aircraft modifications under its authority.

The FAA holds bilateral agreements with certification authorities around the globe. Bilateral agreements facilitate the reciprocal airworthiness certification of civil aeronautical products that are imported/exported between two signatory countries. A Bilateral Airworthiness Agreement ("BAA") or Bilateral Aviation Safety Agreement ("BASA") with Implementation Procedures for Airworthiness provides for airworthiness technical cooperation between the FAA and its counterpart CAA. Under a BAA or BASA, the CAA of the aircraft's country of registration generally validates STCs issued by the FAA and then issues a Validation Supplemental Type Certificate. For countries with which the FAA does not have a BAA or BASA, Gogo must apply for certification approval with the CAA of the country in which the aircraft is registered. In order to obtain the necessary certification, Gogo will be required to comply with the airworthiness regulations of the country in which the aircraft is registered. Failure to address all foreign airworthiness and aviation regulatory requirements at the commencement of each aircraft operator's service in any country in which it registers aircraft when there are no applicable bilateral agreements may lead to significant additional costs related to certification and could impact the timing of our ability to provide our service on such aircraft.

U.S. Department of Transportation

The U.S. Department of Transportation ("DOT") established an Advisory Committee on Accessible Air Transportation to negotiate and develop a proposed rule concerning accommodations for passengers with disabilities in three basic areas, including in-flight entertainment ("IFE") and closed captioning of IFE. The Committee issued a resolution in late 2016 that included its recommendations to the DOT for a rule on IFE. However, since a final rule on IFE has not yet been issued, it is unclear how, if at all, it may impact Gogo. According to the Agency Rule List – Spring 2022 posted by the Office of Information and Regulatory Affairs, Office of Management and Budget, the rulemaking about accessible IFE is a long-term action.

Federal Communications Commission

Under the Communications Act of 1934, as amended (the "Communications Act"), the FCC licenses the spectrum that we use and regulates the construction, operation, acquisition and sale of our wireless services. The Communications Act and FCC rules also require the FCC's prior approval of the assignment or transfer of control of an FCC license, or the acquisition, directly or indirectly, of more than 25% of the equity or voting control of Gogo by non-U.S. individuals or entities.

Our various services are regulated differently by the FCC. For example, we provide some of our voice and data services (not including Gogo Biz or AVANCE) by reselling the telecommunications services of two satellite operators. Because we provide these services on a common carrier basis, we are subject to the provisions of Title II of the Communications Act, which require, among other things, that the charges and practices of common carriers be just, reasonable and non-discriminatory. In addition, we provide an interconnected voice over Internet protocol ("VoIP") service. The FCC applies many, but not all, of the same regulatory requirements to interconnected VoIP services as it does to common carrier telecommunications services.

We offer connectivity service in the United States to business aviation aircraft and, pursuant to the ATG Network Sharing Agreement, to certain commercial aircraft operated by Intelsat's airline customers, through our own facilities, using our ATG License, a nationwide commercial air-ground radiotelephone license in the 800 MHz band. We obtained and paid for this spectrum through an auction conducted by the FCC. See "ATG License Terms and Conditions."

The FCC's current rules classify broadband Internet access service as a lightly regulated, non-common carrier "information service," and remove virtually all of the previously imposed network neutrality restrictions on blocking access to lawful content, applications, services or non-harmful devices; impairing or degrading lawful Internet traffic on the basis of content, applications, services or non-harmful devices; favoring some lawful Internet traffic over other lawful traffic in exchange for consideration of any kind; or prioritizing the content and services of broadband providers' affiliates. We remain subject to certain modified transparency obligations that require disclosure of network management practices, performance, and commercial terms. To the extent the FCC

further restricts reasonable network management, or to the extent network neutrality proponents prevail on the adoption of further network neutrality restrictions, our business may be affected.

Our Internet access service is also subject to the FCC's data roaming rules, which require commercial mobile data service ("CMDS") providers like Gogo to negotiate roaming arrangements with any requesting facilities-based, technologically compatible providers of CMDS. The rules do not give other providers the right to install equipment on Gogo-equipped aircraft and do not require the Gogo service to be provided on a discounted basis, although the arrangement must be "commercially reasonable." The rules allow us to take reasonable measures to safeguard the quality of our service against network congestion that may result from roaming traffic.

In addition, most of our services are subject to various rules that seek to ensure that the services are accessible to persons with disabilities, including requirements related to the pass-through of closed captioning for certain IP-delivered video content offered through our Gogo Vision.

In addition to the two ATG licenses, we hold microwave licenses that are used for backhaul in our terrestrial network and an authorization for the provision of voice and data services between the United States and foreign points.

ATG License Terms and Conditions

The FCC issued our ATG License on October 31, 2006, for a renewable 10-year term. We have satisfied our obligation under the license to provide "substantial service" to aircraft, and on January 25, 2017, we received confirmation from the FCC that the license has been renewed until October 31, 2026.

Our 1 MHz ATG license obtained in 2013 from LiveTV Airfone, LLC was also originally issued on October 31, 2006, for a renewable 10-year term, although there is no "substantial service" obligation that attaches to this license. Our application to renew our license was subsequently granted for an additional 10-year term. On August 3, 2017, the FCC released an order that, among other things, revised the wireless license renewal rules. As a result of this order, which applies to the industry generally, all licensees will need to make a showing (or certification) at renewal to demonstrate that the licensee provided and continues to provide service to the public. Because the 1 MHz ATG license has no construction or substantial service requirement, it is not currently clear what level and length of service the FCC will find adequate when considering the next renewal of the 1 MHz ATG license in 2026.

Our two ATG licenses contain certain conditions that require us to comply with all applicable FCC and FAA rules as well as all bilateral agreements between the United States and Canada and the United States and Mexico regarding the frequencies that are allocated for ATG services. These agreements apply to our use of the spectrum in areas adjacent to the United States' northern and southern borders and in and out of Canadian and Mexican airspace.

A bilateral ATG spectrum coordination agreement between the U.S. and Canada has been negotiated and approved and a bilateral agreement between the United States and Mexico is pending. In 2012, Industry Canada issued to our Canadian subsidiary a subordinate license that allows us to use Canadian ATG spectrum of which SkySurf Communications Inc. is the primary licensee, and in 2019 the primary license was renewed for an eight-year term expiring June 29, 2027. In 2012, we entered into a license agreement with SkySurf (the "License Agreement"), which commenced on August 14, 2012 and was recently renewed for a second ten-year term expiring July 24, 2032. Provided that the primary spectrum license agreement issued by Industry Canada (now Innovation, Science and Economic Development Canada or "ISED") to SkySurf remains in effect on July 24, 2032, the License Agreement is renewable at our option for a further five-year term. The term of the License Agreement, including the second 10-year term and any renewals, is contingent on the effectiveness of the primary spectrum license.

Any future coordination agreement with Mexico and/or a Mexican ATG licensee could affect our ability to provide our broadband Internet service in the border areas using our current cell sites at current operating power levels and could affect our ability to establish or maintain ATG service in the border areas as aircraft fly into and out of Mexican airspace.

Equipment Certification

We may not lease, sell, market or distribute any radio transmission equipment used in the provision of our services unless such equipment is certified by the FCC as compliant with the FCC's technical rules. All certifications required for equipment currently used in the provision of our services have been obtained.

Privacy and Data Security-Related Regulations

We collect personal information, such as name, address, e-mail address and credit card information, directly from our users when they register to use our services, along with certain identifiers associated with devices using our services. We also may obtain information about our users from third parties or create records that may be personal information in connection with our services. We use the information that we collect and create to, for example, consummate their purchase transaction, customize and personalize advertising and content for our users and enhance the entertainment options when using our service. Our collection, protection, disclosure and use of such information are required in some circumstances to comply with our privacy policies, applicable law, and our contractual obligations to aviation partners and other third parties, as well as industry standards such as the Payment Card Industry Data Security Standard.

Notwithstanding that broadband Internet access is currently classified as a Title I information service, we must continue to comply with certain Communications Act and FCC privacy and data security rules for our services, including certain provisions applicable to customer proprietary network information ("CPNI"). The FCC is currently considering additional CPNI and cybersecurity requirements, which may subject the Company to additional compliance obligations.

We are also subject to other federal and state consumer privacy and data security requirements. For example, Section 5 of the Federal Trade Commission ("FTC") Act prohibits "unfair or deceptive acts or practices in or affecting commerce." Although the FTC's authority to regulate the non-common carrier services offered by communications common carriers has not been fully delineated, the FTC may have jurisdiction over some or all of our services. The FTC has brought enforcement actions under the FTC Act against companies that among other things: (1) collect, use, share or retain personal information in a way that is inconsistent with the representations, commitments, and promises that they make in their privacy policies and other public statements; (2) have privacy policies that do not adequately inform consumers about the company's actual practices; and (3) fail to reasonably protect the security, privacy and confidentiality of nonpublic consumer information.

We may also be subject to state laws pertaining to privacy and data security, such as the "mini-FTC Acts," which prohibit unfair or deceptive acts or practices, along with data security breach notification laws requiring entities holding certain personal data to provide notices in the event of a breach of the security of that data. A few states have also imposed specific data security obligations. These state mini-FTC Acts, data security breach notification laws, and data security obligations may not extend to all of our services and their applicability may be limited by various factors, such as whether an affected party is a resident of a particular state.

Certain states have also enacted specific privacy laws to which we may be subject. For example, the California Consumer Privacy Act ("CCPA") took effect January 1, 2020 and provides broad new privacy rights for California consumers, including, among others, the right to obtain copies of their personal information collected in the past 12 months, the ability to opt out from the sale of personal information and the right to demand deletion of personal information. The CCPA also imposes compliance requirements on companies that do business in California and collect personal information from consumers, including, among others, notice, consent and service provider requirements. The CCPA also provides for civil penalties for violations as well as a private right of action for data breaches that may increase data breach litigation. The California Office of the Attorney General has published final regulations to implement portions of the CCPA. In addition, in November 2020 California voters passed the California Privacy Rights Act ("CPRA") ballot initiative, which introduced significant amendments to the CCPA. The CPRA went into effect on January 1, 2023, and new regulations are expected to take effect in 2023.

Other states have enacted privacy laws: the Virginia Consumer Data Protection Act ("VCDPA") went into effect on January 1, 2023, the Colorado Privacy Act and the Connecticut Data Privacy Act will take effect on July 1, 2023 and the Utah Consumer Privacy Act will take effect on December 31, 2023. These laws provide broad new privacy rights for consumers in these states, including the right to opt out of targeted advertising and certain profiling activities. Regulations relating to the Colorado Privacy Act are expected to be finalized in the course of 2023. Depending on these developments, the measures we are required to take to comply with these laws may be significant.

Congress and other state legislatures have also been considering additional legislation relating to privacy and data breaches. Should any additional laws be enacted, they could affect our business.

To the extent we collect personal information of residents of other countries, we may be subject to the data protection regulations of the relevant countries. On May 25, 2018, the General Data Protection Regulation ("GDPR") of the European Union ("EU") took effect, and it has imposed more restrictive privacy-related requirements for entities outside the EU that process personal information about European data subjects. EU member states also have some flexibility to supplement the GDPR with their own laws and regulations and may apply stricter requirements for certain data processing activities. Additionally, in Canada, the Personal Information Protection and Electronic Documents Act of 2000 ("PIPEDA") and substantially similar provincial laws may impose data privacy and security obligations on the processing of personal data. The regulation of data privacy and security in other jurisdictions continues to evolve.

In addition, certain countries have laws that restrict the transfer of personal information outside of such countries. For example, Switzerland, the United Kingdom and the member states of the EU impose restrictions on transferring such data to countries, including the U.S., that they do not deem to offer a similar standard of protection as they require. Certain mechanisms apply under Swiss, United Kingdom and EU member state laws that permit the cross-border transfer of personal information to countries that are not deemed adequate, such as the United States. Additionally, on July 16, 2020, the European Court of Justice (the highest EU court) ruled the EU-US privacy shield to be an invalid data transfer mechanism, confirmed that the Model Standard Contractual Clauses ("SCCs") remain valid, and left unaddressed some issues regarding supplementary measures that may need to be taken to support transfers. On September 27, 2021, new versions of the SCC went into effect. Depending on the supplementary measures that may need to be taken to support transfers and implement the SCC, our ability to lawfully transfer personally identifiable information out of relevant jurisdictions to the United States or other jurisdictions may be impacted.

Other countries, such as Australia, Brazil, China, India and Russia have also implemented, amended or been considering legislation regarding data protection, data security, breach notification and data transfers/localization. Such laws may affect our business and, should any additional laws be enacted in countries in which we do business, those laws may also affect our business.

Truth in Billing and Consumer Protection

The FCC's Truth in Billing rules require full and fair disclosure of all charges on customer bills for telecommunications services, except for broadband Internet access services. Thus, these rules apply to our satellite-based services. This disclosure must include brief, clear and non-misleading plain language descriptions of the services provided. States also have the right to regulate wireless carriers' billing; however, we are not currently aware of any states that impose billing requirements on ATG services.

CALEA

The FCC has determined that facilities-based broadband Internet access providers, which include Gogo, are subject to the Communications Assistance for Law Enforcement Act, or CALEA, which requires covered service providers to build certain law enforcement surveillance assistance capabilities into their communications networks and to maintain CALEA-related system security policies and procedures. We have implemented such policies and procedures and, based upon our periodic self-assessments, we believe that our network is compliant with CALEA.

FCC Secure and Trusted Communications Networks Reimbursement Program (the "FCC Reimbursement Program")

On July 15, 2022, the Company was notified that it was approved for participation in the FCC Reimbursement Program, designed to reimburse providers of advanced communications services for reasonable costs incurred in the required removal, replacement, and disposal of covered communications equipment or services, that have been deemed to pose a national security risk, from their networks. Pursuant to the FCC Reimbursement Program, the FCC approved up to approximately $333 million in reimbursements to the Company to cover documented and approved costs to (i) remove and securely destroy all ZTE communications equipment and services in the Company's terrestrial U.S. networks and replace such equipment and (ii) remove and replace certain equipment installed on aircraft operated by the Company's ATG customers that is not compatible with the terrestrial equipment that will replace ZTE equipment. Due to a shortfall in the amount appropriated by Congress to fund the FCC Reimbursement Program, approximately $131 million of the approved amount is currently allocated to the Company under the program. If Congress appropriates additional funds for this purpose, the allocations of the Company and other approved applicants will be increased *pro rata*. Program participants are subject to a number of conditions and requirements under the FCC's rules including a requirement that they submit their first reimbursement request by July 14, 2023 and certify that they have developed a plan to permanently remove, replace and dispose of covered equipment or services within one year following the first reimbursement request. The rules permit participants to petition the FCC for one or more six-month extensions of the completion deadline. The Company has not yet determined whether it will participate in the FCC Reimbursement Program.

Intellectual Property

We rely on a combination of intellectual property rights, including trade secrets, patents, copyrights, trademarks and domain names, as well as contractual restrictions to protect intellectual property and proprietary technology owned or used by us.

We have patented certain of our technologies in the United States and certain countries outside of the United States. As of February 24, 2023, we held U.S. patents expiring on dates ranging from June 2023 to January 2041 and foreign patents expiring on dates ranging from November 2024 to August 2039. We do not believe that our business is dependent to any material extent on any single patent or group of patents that we own. We also have a number of patent applications pending both in and outside of the United States and we will continue to seek patent protection in the United States and certain other countries to the extent we believe such protection is appropriate and cost-effective.

We consider our brands to be important to the success of our business and our competitive position. We rely on both trademark registrations and common law protection for trademarks. Our registered trademarks in the United States and certain other countries include, among others, "Gogo," "Gogo Biz" and "Gogo Vision," although we have not yet obtained registrations for our most important marks in all markets in which we currently do business or intend to do business in the future. Generally, the protection afforded for trademarks is perpetual, if they are renewed on a timely basis, if registered, and continue to be used properly as trademarks.

We license or purchase from third parties technology, software and hardware that are critical to providing our products and services. Much of this technology, software and hardware is customized for our use and would be difficult or time-consuming to obtain from alternative vendors. We also license our proprietary technology and software to third parties to enable them to integrate such technology and software into the products they provide to us. Many of our agreements with such third parties are renewable for indefinite periods of time unless either party chooses to terminate, although some of our agreements expire after fixed periods and require renegotiation prior to expiration in order to extend the term. Among the most material of our technology-related agreements are those for modems, base stations and antennas. Our agreements for modems, base stations and antennas do not renew automatically

and thus require periodic renegotiation. Such agreements, as well as certain licenses to commercially available software, are material to our business.

Under the terms of the Transaction, we retained ownership of the entire patent portfolio held by Gogo Inc. and its affiliates, including patents developed and obtained in connection with our former commercial aviation business. We have granted Intelsat a worldwide, perpetual, non-exclusive license to our patent portfolio for use in the commercial aviation and satellite mobility businesses (each as defined in the license agreement).

We have developed certain ideas, processes, and methods that contribute to our success and competitive position that we consider to be trade secrets. We protect our trade secrets by keeping them confidential through the use of internal and external controls, including contractual protections with employees, contractors, customers and vendors. Trade secrets can be protected for an indefinite period so long as their secrecy is maintained.

Human Capital

We believe that our success is the product of an integrated approach to talent management that touches every part of our business. Rather than focusing on individual processes, we manage our employee ecosystem holistically by encouraging behaviors, conversations, relationships and activities that represent best practices for a high performing culture. We are committed to fostering a highly engaged workforce and in turn driving satisfaction among partners and customers through initiatives that include the following:

- Compensation: Our compensation program is designed to attract, retain and reward the best performers. In addition to carefully calibrated salaries and bonuses, which are reviewed annually, our employees benefit from a generous benefit package, including employee stock purchase and 401(k) programs. Additionally, in 2022 and 2021 all of our employees were eligible for equity awards through our annual equity program as a part of their compensation. We also grant additional equity awards on an annual basis to employees identified as high performers.

- Training & Development: The continued development of our people is critical to our success. New hires participate in an onboarding and orientation program, which is intended to build knowledge and understanding of our business. We also invest in various professional development and leadership training initiatives and conduct quarterly forums relevant to our business that provide unique learning and networking opportunities across all business functions.

- Recognition: Our employees' success is celebrated. Our recognition programs include service awards, peer-to-peer recognition awards (called Gogo Props), spot bonuses for significant contributions above and beyond daily work efforts and special equity awards for high performers nominated by their managers. We believe these programs promote a positive employee experience that champions performance while creating a sense of community.

- Talent Review: We employ a comprehensive talent review program to assess the performance and capabilities of each individual. Annually we set company-wide priorities that serve as the basis upon which clear individual objectives are set across the entire workforce. Feedback is provided regularly and our annual talent review process identifies and supports high performers in the form of additional development opportunities so that each employee has the opportunity to reach their full potential. By investing in our people and taking the opportunity to promote from within when appropriate, we believe we are best able to reinforce our core values and achieve our strategic objectives.

- Culture and Engagement: We conduct annual employee engagement surveys to solicit feedback and help guide planning on all people-related efforts and initiatives that not only support our team members but propel our business forward. We have had strong participation in our engagement surveys and are proud that our results benchmark us as a high performing company. Our employees have the opportunity to learn more about our business strategy and ask questions of our leadership team during Town Hall meetings we host quarterly.

- Diversity, Equity & Inclusion (DEI): Gogo seeks to create an environment where each individual's uniqueness is respected and which allows for a sense of inclusion and belonging. We have formed a Diversity Council consisting of a diverse, cross-functional group of employees who provide input to our DEI initiatives. Most recently, Gogo named an individual as Vice President, Diversity, Equity and Inclusion who dedicates time and effort toward evolving and driving our DEI strategy and associated initiatives. We have established employee resource groups led by employees with diverse backgrounds, experiences or characteristics who share a common interest in professional development and improving corporate culture. Other key initiatives include building awareness of unconscious bias and investing in and seeking to expand our engagement with diverse students at targeted colleges and universities. We also publish an annual Diversity and Inclusion report that includes a summary of our various DEI initiatives, together with data highlighting certain DEI metrics relative to our employee population. A copy of the annual Diversity and Inclusion Report can be found on our website under the heading "Diversity".

  As of December 31, 2022, women and employees identifying with minority races comprised approximately 28.2% and 30.8%, respectively, of our workforce. We have nine members on our Board of Directors of which one is Black and a

woman. Of the five members on our Executive Leadership Team, two are women and another is Hispanic/Latinx. While Gogo promotes inclusiveness for all, we are focusing our recruiting efforts on expanding the diversity in our candidate pipeline overall, specifically including a greater focus on hiring more women and individuals who are Black.

The efforts outlined above are supported by our dedicated human resources team and led by our Executive Vice President, Chief People Experience Officer, who is responsible for developing and executing our human capital strategy and regularly updates our Board of Directors and senior management on the operation and status of our human capital activities.

As of December 31, 2022, we had 422 employees. No employee is a member of a labor union.

Corporate Information

Gogo Inc. is a holding company that does business through its subsidiaries. Our principal operating subsidiary is Gogo Business Aviation LLC, which is a direct, wholly-owned subsidiary of Gogo Intermediate Holdings LLC.

Our principal executive offices are located at 105 Edgeview Dr., Suite 300, Broomfield, CO 80021. Our telephone number is (303) 301-3271. Our website addresses are www.gogoair.com and www.business.gogoair.com.

Available Information

Our websites are located at www.gogoair.com and www.business.gogoair.com, and our investor relations website is located at http://ir.gogoair.com. Our Proxy Statements, Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to reports filed or furnished pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are available free of charge on the investor relations website as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. We also provide a link to the section of the SEC's website at www.sec.gov that has all of our public filings, including Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, all amendments to those reports, our Proxy Statements, and other ownership related filings.

We webcast our earnings calls and certain events we participate in or host with members of the investment community on our investor relations website. Additionally, we provide notifications of news or announcements regarding our financial performance, including SEC filings, investor events, press and earnings releases, and blogs as part of our investor relations website. Investors and others can receive notifications of new information posted on our investor relations website in real-time by signing up for email alerts and RSS feeds. Further corporate governance information, including our certificate of incorporation, bylaws, corporate governance guidelines, board committee charters, and code of business conduct, is also available on our investor relations website under the heading "Corporate Governance." The contents of our websites are not intended to be incorporated by reference into this Annual Report on Form 10-K or in any other report or document we file with the SEC, and any references to our websites are intended to be inactive textual references only.

Item 1A. Risk Factors

You should consider and read carefully all of the risks and uncertainties described below, as well as other information included in this Annual Report on Form 10-K, including our consolidated financial statements and related notes. The risks described below are not the only ones facing us. The occurrence of any of the following risks or additional risks and uncertainties not presently known to us or that we currently believe to be immaterial could materially and adversely affect our business, financial condition and results of operations. This Annual Report on Form 10-K also contains forward-looking statements and estimates that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of specific factors, including the risks and uncertainties described below.

Risks Related to Our Business

We may be unable to continue to generate revenue from the provision of our connectivity services, which could materially and adversely affect our business and profitability.

Our business is dependent on our ability to continuously attract and retain users of our connectivity and other service offerings, and we cannot be certain that we will be successful in these efforts or that customer retention levels will not materially decline. For the fiscal years ended December 31, 2022, 2021 and 2020, the Gogo service we provided on business aircraft (which excludes service provided on commercial aircraft under the ATG Network Sharing Agreement) generated approximately 71%, 75% and 78% of our revenue from continuing operations, respectively. A significant portion of such service revenue is generated through individual subscription agreements with our customers that cover a single or small number of aircraft, with the remainder generated through subscription agreements with certain fractional or charter operators covering larger fleets of aircraft. These agreements are generally no more than one-year in duration. As such, we have no assurance that any of such customers will renew their existing agreements with us upon expiration on comparable terms or at all, including as a result of a lack of demand or dissatisfaction with our services or the availability of superior or less expensive alternatives in the market. In addition, our subscription agreements are generally terminable at will by our customers and, if terminated, we may not be able to collect amounts we would have otherwise expected to receive during the full term of the agreement. To the extent that our subscribers terminate or fail to renew their contracts with us for any reason, our business prospects, financial condition and results of operations may be materially adversely affected.

Our subscription agreements do not generally contain minimum commitments for the usage of our connectivity and other services. We have in the past, and may in the future, experience periods of reduced usage of our services by our customers or allow customers to suspend their accounts, which could adversely impact our results of operations and profitability. For example, we experienced a sharp decrease in flight activity, an increase in account suspensions and a decrease in new plan activities in mid-2020 as a result of reduced travel demand due to the COVID-19 pandemic.

We are reliant on our key OEMs and dealers for equipment sales.

Revenue from equipment sales accounted for approximately 27%, 23% and 21% of our revenue from continuing operations for the fiscal years ended December 31, 2022, 2021 and 2020, respectively. More than 90% of our equipment revenue in each such fiscal year was generated from contracts with OEMs and after-market dealers. Almost all of our contracts with OEMs and dealers are terminable at will by either party on short notice. If one or more key OEMs or dealers terminates its relationship with us for any reason or our contract expires and is not renewed, our business and results of operations may be materially and adversely affected. In addition, pursuant to many of our contracts with our OEM distribution partners, we have agreed to deliver equipment and/or services, including equipment and services not yet in production, for a fixed price and, accordingly, take the risk of any cost overruns or delays in the completion of the design and manufacturing of the product. Certain of our contracts with our OEMs also include provisions that, under specified circumstances, entitle them to the benefit of certain more favorable provisions in other equipment contracts, including with respect to pricing. These provisions, some of which have retroactive effect, may limit the benefits we realize from contracts containing such provisions. Our inability to identify and offer improved terms to a distribution partner or customer in accordance with such a provision could negatively affect our relationship with that distribution partner or customer or give rise to a claim that we are in breach of such contract.

Many of our distribution partners have also not committed to purchase any minimum quantity of our equipment. In certain cases, we must anticipate the future volume of orders based upon non-binding production schedules provided by OEMs, historical purchasing patterns and informal discussions with customers and dealers as to their anticipated future requirements. Cancellations, reductions or delays by OEMs and dealers may have a material adverse effect on our business, financial condition and results of operations.

Some of our dealers are experiencing continuing issues with labor shortages, which has impacted their ability to install our equipment, leading to a longer period of time between shipment and activation of our equipment. If our dealers are unable to eliminate or mitigate these labor shortages, our business, financial condition and results of operations may be materially adversely affected.

Our distribution partners may be materially adversely impacted by economic downturns and market disruptions. See "—*Adverse economic conditions, including economic slowdowns, may have a material adverse effect on our business*." In anticipation of changing economic conditions, OEMs in particular may be more conservative in their production, which may reduce our market opportunities. Further, unfavorable market conditions could cause one or more of our OEMs or dealers to file for bankruptcy, which may have a material adverse effect on our business, financial condition and results of operations.

Competition could result in price reduction, reduced revenue and loss of market position and could harm our results of operations.

Our equipment and services are sold in competitive markets. Some of our current or potential future competitors are, or could potentially be, larger, more diversified corporations and have greater financial, marketing, production and research and development resources. As a result, they may be better able to withstand pricing pressures and the effects of periodic economic downturns. Some of our current or future competitors may offer a broader product line or broader geographic coverage to customers. Our business and results of operations may be materially adversely affected if our competitors:

- develop equipment or services that are superior to our equipment and services;

- develop equipment or services that are priced more competitively than our equipment and services;

- develop methods of more efficiently and effectively providing equipment and services; or

- adapt more quickly than we do to new technologies or evolving customer requirements.

We believe that the principal points of competition in our business are technological capabilities, geographic coverage, price, customer service, product development, conformity to customer specifications, compliance with regulatory certification requirements, quality of support after the sale and timeliness of delivery and installation. Maintaining and improving our competitive position will require continued investment in technology, manufacturing, engineering, quality standards, marketing and customer service and support. If we do not maintain sufficient resources to make these investments or are not successful in maintaining our competitive position, our operations and financial performance will suffer. We may not have the financial resources, technical expertise or support capabilities to continue to compete successfully. SmartSky recently announced that its ATG network in the continental United States, originally targeted for launch in 2016, is now "live nationwide." This is the first time that we have faced competition from a nationwide ATG network, and should such competitor be successful in entering our market, other competitors could be prompted to enter this business using the same or other ATG spectrum. Another in-flight connectivity provider has launched service on commercial aircraft in Europe using a hybrid ATG/satellite network.

While we have recently announced our plans to launch our LEO-satellite based Global Broadband service, we do not currently offer satellite-based broadband service and could face competition from owners of LEO and other new non-GEO satellite constellations should they decide to enter our market. Starlink, a division of Space Exploration Technologies Corp. that operates a LEO satellite network, has been awarded an ESIM (Earth Stations in Motion) license by the FCC that would cover aircraft and other moving vehicles. In October 2022, Starlink announced that it is taking orders for its planned global in-flight connectivity service, with equipment deliveries expected to begin in 2023. A failure to successfully anticipate and respond to Starlink and other established and new competitors may have a material adverse impact on our business and results of operations.

We depend upon third parties, many of which are single-source providers, to manufacture equipment components, provide services for our network and install and maintain our equipment.

We rely on third-party suppliers for equipment components and services that we use to provide our services. Many suppliers of critical components of our equipment are single-source providers. Components for which we rely on single-source suppliers include, among others, the antennas and modems for all systems, the equipment used at our ATG cell site base stations and the ESA for our Global Broadband network. We plan to launch Global Broadband using OneWeb as our sole LEO satellite network provider. If we are required for any reason (including expiration of the contract, termination by one party for material breach or other termination events) to find one or more alternative suppliers, we estimate that the replacement process could take up to two years depending upon the component or service, and we may not be able to contract with such alternative suppliers on a timely basis, on commercially reasonable terms, or at all. Finding and contracting with suppliers of some components may be delayed or made more difficult by current suppliers' ownership of key intellectual property that requires alternative suppliers to either obtain rights to such intellectual property or develop new designs that do not infringe on such intellectual property. In addition, many of our components, such as the equipment used in our base stations, are highly integrated with other system components, which may further lengthen the time required for an alternative supplier to deliver a component or service that meets our system requirements. We also rely on third parties to provide the links between our data centers and our ground network. If we are not able to continue to engage suppliers with the capabilities or capacities required by our business, or if such suppliers fail to deliver quality products, parts, equipment and services in sufficient quantities or on a timely basis consistent with our inventory needs and production schedule, our business, financial condition and results of operations may be materially adversely affected.

The supply of third-party components and services could be interrupted or halted by a termination of our relationships, a failure of quality control or other operational problems at such suppliers or a significant decline in their financial condition. If we are not able to continue to engage suppliers with the capabilities or capacities required by our business, or if such suppliers fail to deliver quality products, parts, equipment and services on a timely basis consistent with our schedule, our business, financial condition and results of operations may be materially adversely affected.

Global supply chain challenges and logistics issues as well as increasing inflation have had, and may continue to have, an adverse effect on our business, financial condition and results of operations.

In early 2020, many manufacturers of electronic components reduced their capacity in response to the reduced demand that accompanied the COVID-19 pandemic. While manufacturers have begun to increase manufacturing capacity as demand recovers from the impact of COVID-19, demand has exceeded supply in certain areas, and global shortages of electronic components have occurred. In addition, inflation, changes in trade policies, the imposition of duties and tariffs, potential retaliatory countermeasures, public health crises (such as the COVID-19 pandemic) and geopolitical conflicts continue to adversely impact the availability and price of electronic components.

We have experienced longer lead times and encountered delays in obtaining electronic components, and we expect longer lead times and delays to continue. While we believe that we have adequate inventory or will be able to acquire sufficient electronic components to meet customer demand as currently forecasted, increases in demand combined with a continued shortage of electronic components could cause product delays or shortages. We have prepaid the suppliers of certain components to help ensure adequate supply and expect to continue to do so, and we may face price increases for certain components due to the shortages. In addition, the effects of the pandemic include global logistics issues such as shipping logjams, workforce shortages and carrier capacity constraints, all of which may negatively affect our ability to obtain electronic and other components on a timely basis. We cannot predict how long the component shortages or logistics issues will continue.

When we expand our business outside the United States with Global Broadband, we will be exposed to a variety of risks associated with international operations that could adversely affect our business.

Although our operations and business are currently predominately located in the United States, a component of our growth strategy involves the launch and expansion of our Global Broadband operations and customer base internationally. As we expand internationally, we expect that we would be subject to additional risks related to conducting operations outside the United States, including, but not limited to:

- difficulties in penetrating new markets due to established and entrenched competitors;

- difficulties in developing products and services that are tailored to the needs of local customers;

- the need to adapt and localize our products and services for specific countries;

- lack of local acceptance or knowledge of our products and services;

- changes in a specific country's or region's political or economic conditions;

- difficulties in obtaining required regulatory or other governmental approvals;

- greater difficulty in enforcing contracts and managing collections in countries where our recourse may be more limited, as well as longer collection periods;

- multiple and possibly overlapping tax structures;

- unexpected changes in laws and regulatory requirements, including with respect to taxes and trade laws;

- more stringent regulations relating to communications; privacy and data security and the unauthorized use of, or access to, commercial and personal data; and aerospace and liability standards;

- challenges inherent in efficiently managing employees over large geographic distances, including compliance with differing labor laws and the need to implement appropriate systems, policies and hiring, benefits and compliance programs;

- difficulties in managing a business in new markets with diverse cultures, languages, customs, legal systems, alternative dispute systems and regulatory systems;

- increased costs associated with international operations, including travel, real estate, infrastructure and legal compliance costs;

- currency exchange rate fluctuations and the resulting effect on our revenue and expenses and the cost and risk of entering into hedging transactions if we chose to do so in the future;

- the effect of other economic factors, including inflation, pricing and currency devaluation;

- limitations on our ability to reinvest earnings from operations in one country to fund the capital needs of our operations in other countries;

- laws and business practices favoring local competitors or general preferences for local vendors;

- operating in new, developing or other markets in which there are significant uncertainties regarding the interpretation, application and enforceability of laws and regulations, including relating to contract and intellectual property rights;

- limited or insufficient intellectual property protection or difficulties enforcing our intellectual property;

- political instability, social unrest, terrorist activities, acts of civil or international hostility, such as the current military conflict and escalating tensions between Russia and Ukraine, natural disasters and regional or global outbreaks of contagious diseases, such as the COVID-19 pandemic;

- restrictions on the ability of U.S. companies to do business in foreign countries; and

- exposure to liabilities under anti-corruption and anti-money laundering laws, including the U.S. Foreign Corrupt Practices Act of 1977, as amended (the "FCPA"), the U.K. Bribery Act (the "Bribery Act") and similar laws and regulations in other jurisdictions.

These and other factors could affect our ability to compete successfully and expand internationally and, consequently, our business, financial condition and results of operations may be materially adversely affected.

We may fail to recruit, train and retain the highly skilled employees that are necessary to remain competitive and execute our growth strategy. The loss of one or more of our key personnel could harm our business.

Competition for key technical personnel in high-technology industries such as ours is intense. We believe that our future success depends in large part on our continued ability to hire, train, retain and leverage the skills of qualified engineers and other highly skilled personnel needed to maintain and grow our ATG networks and related technology and develop and successfully deploy Gogo 5G, Global Broadband and other elements of our technology roadmap and new wireless telecommunications products and technology. We may not be as successful as our competitors at recruiting, training, retaining and utilizing these highly skilled personnel. Any failure to recruit, train and retain highly skilled employees may have a material adverse effect on our business.

We depend on the continued service and performance of our key personnel, including Oakleigh Thorne, our CEO. Such individuals have acquired specialized knowledge and skills with respect to Gogo and its operations. As a result, if any of our key personnel were to leave Gogo, we could face substantial difficulty in hiring qualified successors and could experience a loss of productivity while any such successor obtains the necessary training and expertise. We do not maintain key man insurance on any of our officers or key employees. In addition, much of our key technology and systems is custom-made for our business by our personnel. The loss of key personnel, including key members of our management team, could disrupt our operations and may have a material adverse effect on our business.

Pandemics or other outbreaks of contagious diseases, including the COVID-19 pandemic, and the measures implemented to combat them have had, and may continue to have, a material adverse effect on our business.

We face various risks related to public health issues, including epidemics, pandemics and other outbreak of infectious disease. For example, the COVID-19 pandemic caused a significant decline in international and domestic business aviation travel, which materially and adversely affected our business in 2020. Future pandemics and other outbreaks of contagious diseases could result in similar or worse impacts and significant business and operational disruptions, including business closures, supply chain disruptions, travel restrictions, stay-at-home orders and limitations on the availability of workforces.

Whether and to what extent future pandemics and other outbreaks of contagious diseases may impact our financial and operational performance will depend on developments that include the duration, spread and severity of the outbreak, the timetable for administering and efficacy of vaccines, the duration and geographic scope of related travel advisories and restrictions and the extent of the impact of the pandemic or outbreak on overall demand for commercial and business aviation travel, and other factors beyond our control, all of which are highly uncertain and cannot be predicted.

In addition to directly impacting demand for air travel, COVID-19 has had, and future pandemics and other outbreaks of contagious diseases and any resultant restrictions may have, a material and adverse impact on other aspects of our business, including:

- delays and difficulties in completing installations on certain aircraft; and

- limitations on our ability to market and grow our business and to promote technological innovation.

In addition, pandemics and other outbreaks of contagious diseases may also exacerbate other risks disclosed in this Annual Report on Form 10-K. For example, COVID-19 has had, and future pandemics and other outbreaks of contagious diseases may have, an adverse effect on our supply chain. See "—*Global supply chain challenges and logistics issues as well as increasing inflation have had, and may continue to have, an adverse effect on our business, financial condition and results of operations*."

Adverse economic conditions, including economic slowdowns, may have a material adverse effect on our business.

We cannot predict the nature, extent, timing or likelihood of any economic slowdown or the strength or sustainability of any economic recovery, worldwide, in the United States or in the aviation industry. Negative conditions in the general economy both in the United States and globally, including conditions resulting from changes in gross domestic product growth, declines in consumer confidence, labor shortages, inflationary pressures, rising interest rates, and financial and credit market fluctuations could cause a decrease in business investments, including spending on air travel and otherwise, and could materially and adversely affect the growth of our business. In particular, although inflation in the United States has been relatively low in recent years, the U.S. economy has recently experienced a significant inflationary effect from, among other things, supply chain disruptions and governmental stimulus or fiscal policies adopted in response to the COVID-19 pandemic. While we cannot predict any future trends in the rate of inflation, there is currently significant uncertainty in the near-term economic outlook. Continued inflation would further raise our costs for labor, materials and services, which could negatively impact our profitability and cash flows. Additionally, we may be unable to raise our prices for our equipment and services in amounts equal to the rate of inflation, and if our constrained supply chain continues, our operating profit and balance sheet may be negatively impacted.

In addition, geopolitical risks, including those arising from political turmoil, trade tension and/or the imposition of trade tariffs, terrorist activity and acts of civil or international hostility, are increasing. For instance, the ongoing military conflict between Russia and Ukraine has had negative impacts on the global economy, including by contributing to rapidly rising costs of living (driven largely by higher energy prices) in Europe and created uncertainty in the global capital markets and is expected to have further global economic consequences, including disruptions of energy markets. Further, other events outside of our control, including natural disasters, climate change-related events and regional or global outbreaks of contagious diseases, such as the COVID-19 pandemic, may arise from time to time and be accompanied by governmental actions that may increase international tension. Any such events and responses, including regulatory developments, may cause significant volatility and declines in the global markets, disproportionate impacts to certain industries or sectors, disruptions to commerce (including to economic activity, travel and supply chains), loss of life and property damage, and may materially and adversely affect the global economy or capital markets, as well as our business and results of operations. If conditions of the general economy or markets in which we operate worsen from present levels, it could lead to a decrease in air travel, cause owners and operators of business aircraft to cut costs by reducing their purchases or use of private aircraft or their use of in-flight Internet access on such aircraft or reduce the number of airline passengers on commercial aircraft to which we supply ATG network access. Should an economic slowdown occur in the U.S. or globally, our business and results of operations may be materially adversely affected.

We may not be able to fully utilize portions of our deferred tax assets, which would negatively impact our earnings and other comprehensive income.

For the year ended December 31, 2022, our determination that we are more likely than not to realize a portion of our deferred tax assets resulted in a release of approximately $11.4 million of our valuation allowance. As discussed in more detail in the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Estimates—Deferred Income Taxes - Valuation Allowance," our determination that we are more likely than not to realize a portion of our deferred tax assets represents our best estimate and considers both positive and negative factors. We considered positive factors including the sale of our CA business, the reduction in interest expense resulting from the Refinancing and the settlement of the 2022 Convertible Notes, strong demand for our products and services and pre-tax income from continuing operations in 2022 and the third and fourth fiscal quarters of 2021. The negative factors included cumulative pre-tax losses from continuing operations in the three-year period ending with the current quarter and our relatively short history of pre-tax income from continuing operations. It is possible that there will be changes in our business, our performance, our industry or otherwise that cause actual results to differ materially from this estimate. If those changes result in significant and sustained reductions in our pre-tax income or utilization of existing tax carryforwards in future periods, additional valuation allowances may have to be recorded, which could have a material adverse impact on earnings and/or other comprehensive income.

Increased attention to climate change, ESG matters and conservation measures may adversely impact our business.

Concern over climate change, including the impact of global warming, has led to significant U.S. and international legislative and regulatory efforts to limit greenhouse gas ("GHG") emissions. See *"—Risks Related to Litigation and Regulation—We may be affected by global climate change or by legal and regulatory responses to such change*." Increased awareness and any adverse publicity in the global marketplace about the GHGs emitted by companies in the airline and transportation industries could harm our

reputation and reduce customer demand for our services. Environmental activists and organizations have recently promoted the idea of "flight shaming," or advocating that consumers reduce their use of private jets and commercial air travel in favor of more environmentally sustainable modes of transportation such as boats, trains and buses. To the extent that our customers reduce their use of air travel in response to new environmental regulation or changes in public perception about the impact of air travel on climate change, our customers may reduce their usage of our services and, as a result, our business prospects, financial condition and results of operations may be materially adversely affected.

In addition, other stakeholders, including shareholders, customers, employees, regulators and suppliers, have also been focused on ESG matters. Companies that do not adapt to or comply with investor or other stakeholder expectations and standards, which are evolving, or that are perceived to have not responded appropriately to the growing concern regarding ESG issues, regardless of whether there is a legal requirement to do so, may suffer from reputational damage and other adverse consequences.

We may be unsuccessful at evaluating or pursuing strategic opportunities, which could adversely affect our revenue, financial condition and results of operation.

Our Board and management continuously assess whether shareholder value would be increased by engaging in strategic and/or financial relationships, transactions or other opportunities, including those that are suggested to us by third parties. There can be no assurance that we will pursue any strategic or financial relationship, transaction or other opportunity, the outcome of which is inherently uncertain. Further, the process of evaluating and pursuing any such relationship, transaction or other opportunity will involve the dedication of significant resources and the incurrence of significant costs and expenses. If we are unable to mitigate these or other potential risks relating to assessing and undertaking strategic opportunities, it may disrupt our business or adversely impact our revenue, financial condition and results of operation.

Risks Related to Our Technology and Intellectual Property

We may be unsuccessful or delayed in developing and deploying Gogo 5G or other next generation technologies.

We are currently developing a next generation ATG network using 5G technology and unlicensed spectrum, which we intend to launch on a commercial, nationwide basis in the fourth quarter of 2023. Gogo 5G will be capable of working with different spectrum and supporting different next generation technologies. There can be no assurance that we will launch Gogo 5G or any other next generation technology in sufficient time to meet growing user expectations regarding the in-flight connectivity experience and to effectively compete in the business aviation market, due to, among other things, risks associated with: (i) our failure to design and develop a technology that provides the features and performance we require; (ii) integrating the solution with our existing ATG network; (iii) the availability of adequate spectrum; (iv) the failure of spectrum to perform as expected; (v) the failure of equipment and software to perform as expected; (vi) problems arising in the manufacturing process; (vii) our ability to negotiate contracts with suppliers on acceptable commercial and other terms; (viii) our reliance on single-source suppliers for the development and manufacturing of the core elements of the network and on other suppliers to provide certain components and services; and (ix) delays in obtaining or failures to obtain the required regulatory approvals for installation and operation of such equipment and the provision of service to passengers. As disclosed above under the caption *"—Risks Related to Our Business—Global supply chain challenges and logistics issues as well as increasing inflation have had, and may continue to have, an adverse effect on our business, financial condition and results of operations,"* we have experienced longer lead times and encountered delays in obtaining certain electronic components used in our business. For instance, manufacturing issues with respect to the 5G chip necessitated process revisions and additional testing, which repeatedly delayed the delivery date for this component, and the supplier of the chip informed us in August 2022 of late-stage testing issues which will further delay delivery. We currently believe that this combination of delays will likely shift the launch of Gogo 5G service into the fourth quarter of 2023. If Gogo 5G or any other next generation technology fails to perform as expected or its commercial availability is significantly delayed as compared to the timelines we establish, our ability to meet users' expectations regarding our systems' performance and to effectively compete in our market may be impaired and our business, financial condition and results of operations may be materially adversely affected.

We may be unsuccessful or delayed in developing and deploying our Global Broadband service.

In May 2022, we announced our plans to launch Global Broadband using an ESA designed with Hughes and utilized on a LEO satellite network operated by OneWeb. There can be no assurance that we will launch Global Broadband in sufficient time to effectively compete in the global business aviation market, if at all, due to, among other things, risks associated with: (i) OneWeb's failure to launch or delay in launching its LEO satellite network; (ii) the failure of our equipment and software to perform as expected; (iii) the failure of the OneWeb network to perform as expected; (iv) integrating our hardware and software with the OneWeb network; (v) problems arising in the manufacturing process; (vi) our ability to negotiate contracts with suppliers on acceptable commercial and other terms; (vii) our reliance on single-source suppliers for the development and manufacturing of the antenna and access to a LEO network; and (viii) delays in obtaining or failures to obtain the required regulatory approvals for installation and operation of such equipment and the provision of service to passengers. As disclosed above under the caption *"—Risks Related to Our Business— Global supply chain challenges and logistics issues as well as increasing inflation have had, and may continue to have, an adverse*

effect on our business, financial condition and results of operations," we have experienced longer lead times and encountered delays in obtaining certain electronic components used in our business, and such issues could affect the development of Global Broadband. If Global Broadband fails to perform as expected or its commercial availability is significantly delayed as compared to the timelines we establish, our ability to meet customers' or end users' expectations regarding our systems' performance and to effectively compete in our market may be impaired and our business, financial condition and results of operations may be materially adversely affected. See "*Risks Related to Our Business—Competition could result in price reduction, reduced revenue and loss of market position and could harm our results of operations.*" Furthermore, under our agreement with Hughes we have committed to purchase, over a seven-year period, antennas with an aggregate purchase price of approximately $170 million, and we may make additional financial commitments in connection with Global Broadband. If we are not successful in launching Global Broadband, we may nonetheless, depending on the circumstances, be required to honor these commitments.

Our business is dependent on the availability of spectrum.

In June 2006, we purchased at FCC auction an exclusive ten-year, 3 MHz license for ATG spectrum, and in April 2013, as part of our acquisition of LiveTV Airfone, LLC, we acquired an additional 1MHz ATG spectrum license. In 2017, our applications to renew our licenses were granted for additional ten-year terms without further payment. Any breach of the terms of our FCC licenses, FCC waiver conditions or FCC regulations including foreign ownership restrictions, permitted uses of the spectrum and compliance with FAA regulations could result in the revocation, suspension, cancellation or reduction in the term of our licenses or a refusal by the FCC to renew the licenses upon expiration. Further, in connection with an application to renew our licenses upon expiration, a competitor could file a petition opposing such renewal on anti-competitive or other grounds. On August 3, 2017, the FCC released an order that, among other things, revised the wireless license renewal rules. As a result of this order, which applies to the industry generally, all licensees will need to make a showing (or certification) at renewal to demonstrate that the licensee provided and continues to provide service to the public. Because the 1 MHz ATG license has no construction or substantial service requirement, it is currently not clear what level and length of service the FCC will find adequate when considering the next renewal of the 1 MHz ATG license in 2026. While we do not currently use this license, changes in technology may enable its use in our network in the future. An ambiguous renewal requirement could impair our flexibility to use or otherwise realize the value of such spectrum beyond 2026.

Our ability to offer in-flight broadband Internet access through our ATG service currently depends on our ability to maintain rights to use the 3 MHz ATG spectrum in the U.S., and our failure to do so may have a material adverse effect on our business, financial condition and results of operations. In addition, our ability to meet increasing performance demands and expand our service offerings in the United States will depend in part upon our ability to successfully roll-out our plans to employ unlicensed spectrum in the 2.4 GHz band for concurrent use with the licensed 3 MHz spectrum to launch Gogo 5G, and may require that we obtain additional licensed or unlicensed spectrum suitable for our use. Such spectrum may not be available to us on commercially reasonable terms or at all. Our failure to obtain adequate spectrum could have a material adverse effect on our business, financial condition and results of operations.

Additional ATG spectrum, whether licensed or unlicensed, is or may become available in the future.

While we have exclusive rights to the only broadband spectrum licensed by the FCC for ATG use, the FCC may in the future decide to auction additional spectrum for ATG use that is not currently designated for that purpose, or a competitor could develop technology or a business plan that allows it to cost effectively use spectrum not specifically reserved for ATG, but on which ATG use is not prohibited, to provide broadband connectivity.

The availability of additional spectrum in the marketplace that is available for ATG use may increase the possibility that we may face competition from one or more other ATG service providers in the future. For example, a prospective competitor has announced that its ATG network in the continental U.S. is available on a nationwide basis. Such network uses the same unlicensed spectrum that we intend to aggregate with our licensed spectrum for use in our Gogo 5G network.

We could be adversely affected if we or our third party suppliers or service providers suffer service interruptions or delays, technology failures, damage to equipment or system disruptions or failures arising from, among other things, force majeure events, cyber-attacks or other malicious activities.

We rely heavily on communications, information systems (both internal and provided by third parties), and the internet to conduct our business. Our brand, reputation and ability to attract, retain and serve our customers depend upon the reliable performance of our ground network and in-flight systems. We have experienced interruptions in these systems in the past, and we may in the future experience service interruptions, service delays or technology or systems failures, which may be due to factors beyond our control. If we experience frequent system or network failures, our reputation, brand and customer retention could be harmed, and such failures could be material breaches of our customer contracts resulting in termination rights, penalties or claims for damages.

Our operations and services depend upon the extent to which our and our suppliers' equipment is protected against damage or interruption from fire, floods, earthquakes, tornadoes, power loss, solar flares, telecommunication failures, break-ins, acts of war or terrorism and similar events. We and our vendors, like other commercial entities, have been, and will likely continue to be, subject to a

variety of forms of cyberattacks with the objective of gaining unauthorized access to our systems and data or disrupting our operations. These include, but are not limited to, cyberattacks, phishing attacks, account takeover attempts, the introduction of computer viruses or malicious code (commonly referred to as "malware"), ransomware or other extortion tactics, denial of service attacks, credential stuffing, and other computer-related penetrations. Hardware, software or applications developed by us or received from third parties may contain exploitable vulnerabilities, bugs, or defects in design, maintenance or manufacture or other issues that could compromise information and cybersecurity. The risk of cyberattacks has also increased and will continue to increase in connection with Russia's invasion of Ukraine. In light of the Ukraine war and other geopolitical events and dynamics, including ongoing tensions with North Korea, Iran and other states, state-sponsored parties or their supporters may launch retaliatory cyberattacks, and may attempt to cause supply chain disruptions, or carry out other geopolitically motivated retaliatory actions that may adversely disrupt or degrade our operations and may result in data compromise. These security attacks can originate from a wide variety of sources/malicious actors, including, but not limited to, persons who constitute an insider threat, who are involved with organized crime, or who may be linked to terrorist organizations or hostile foreign governments. Those same parties may also attempt to fraudulently induce employees, customers, or other users of our systems to disclose sensitive information in order to gain access to our data or that of our customers or clients through social engineering, phishing, mobile phone malware, and other methods.

There is no assurance that administrative, physical, and technical controls and other preventive actions taken to reduce the risk of cyberattacks and protect our information technology will prevent physical and electronic break-ins, cyberattacks or other security breaches to such computer systems. In some cases, such physical and electronic break-ins, cyberattacks or other security breaches may not be immediately detected. If we or our vendors fail to prevent, detect, address and mitigate such incidents, this may impede or interrupt our business operations and could adversely affect our business, financial condition and results of operations.

A disaster such as a natural catastrophe, epidemic, pandemic, industrial accident, blackout, ransomware, computer virus, or other type of malware, terrorist attack, cyberattack or war, unanticipated problems with our or our vendors' disaster recovery systems (and the disaster recovery systems of such vendors' suppliers, vendors or subcontractors), could cause our computer systems to be inaccessible to our employees, distributors, vendors or customers or destroy valuable data. In addition, in the event that a significant number of our or our vendors' managers were unavailable following a disaster, our ability to effectively conduct business could be severely compromised. These interruptions also may interfere with our suppliers' ability to provide goods and services and our employees' ability to perform their job responsibilities. In addition, our flexible, hybrid work model, which allows our employees the option to work fully remote, could increase our operational risk, including, but not limited to, cybersecurity risks, and could impair our ability to manage our business. Unanticipated problems with, or failures of, our disaster recovery systems and business continuity plans could have a material impact on our ability to conduct business and on our results of operations and financial condition. The failure of our disaster recovery systems and business continuity plans could adversely impact our profitability and our business.

Regulators' or others' scrutiny of cybersecurity, including new laws or regulations, could increase our compliance costs and operational burdens, especially as regulatory and legislative focus on cybersecurity matters intensifies. Regulators, customers, or others may act against us for any cybersecurity failures. Our continuous technological evaluations and enhancements, including changes designed to update our protective measures, may increase our risk of a breach or gap in our security. We may incur higher costs to comply with laws related to, or regulators' scrutiny of, our use, collection, management, or transfer of data and other privacy practices. There can be no assurance that our continuous evaluation and enhancement of our cybersecurity and information security systems will be effective in preventing or limiting the impact of future cyberattacks.

Assertions by third parties of infringement, misappropriation or other violations by us of their intellectual property rights could result in significant costs and materially adversely affect our business and results of operations.

In recent years, there has been significant litigation involving intellectual property rights in many technology-based industries, including the wireless communications industry. We are currently facing, and may in the future face, claims that we or a supplier have violated patent, trademark or other intellectual property rights of third parties. Many companies, including our competitors, are devoting significant resources to obtaining patents that could potentially cover many aspects of our business. While we have reviewed the patent portfolios of certain competitors and other third parties, we have not exhaustively searched all patents relevant to our technologies and business and therefore it is possible that we may be unknowingly infringing the patents of others. Any infringement, misappropriation or related claims, whether or not meritorious and whether or not they result in litigation, are time-consuming, divert technical and management personnel and are costly to resolve. As a result of any such dispute, we may have to develop non-infringing technology, pay damages, enter into royalty or licensing agreements, cease providing certain products or services, adjust our merchandizing or marketing and advertising activities or take other actions to resolve the claims. These actions, if required, may be costly or unavailable on terms acceptable to us.

In February 2022, a competitor filed a patent infringement suit against us and also filed a motion for a preliminary injunction, which, if granted, would have prevented us from proceeding with Gogo 5G until the infringement suit is resolved. The court denied the competitor's motion for preliminary injunction but the competitor is appealing the denial. Adverse results in the appeal, the underlying infringement suit or other infringement suits could require us to develop non-infringing technology, pay damages, enter into royalty or licensing agreements, cease providing certain products or services, adjust our sales, marketing and advertising activities

or take other actions to resolve the claims. These actions, if required, may be costly or unavailable on terms acceptable to us. Even if we are successful in defending these claims, such litigation may be time-consuming and costly, divert management resources and could adversely affect our business relating to such disputed technology during its pendency.

Pursuant to our contracts with certain customers, we have agreed to indemnify such customers against such claims, and our indemnification obligations generally include defending or paying for the defense of the action and paying any judgments or other costs assessed against the customer in the event of an adverse outcome. In most cases, our contracts do not cap our indemnification obligations. In addition, certain of our suppliers do not indemnify us for third-party infringement or misappropriation claims arising from our use of supplier technology, and we may be liable in the event of such claims. Our inability to meet our indemnification obligations and our customers terminating or failing to renew their contracts may have a material adverse effect on our business and financial condition.

We or our technology suppliers may be unable to continue to innovate and provide products and services that are useful to customers and passengers.

The market for our services is characterized by evolving technology, changes in customer and passenger needs and performance expectations, and frequent new service and product introductions. Our success will depend, in part, on our and our suppliers' ability to continue to enhance existing technology and services or develop new technology and services on a timely and cost-effective basis. If we or our suppliers fail to adapt quickly enough to changing technology, customer requirements and/or regulatory requirements, our business and results of operations may be materially adversely affected. We expect to have to invest significant capital to keep pace with innovation and changing technology, and if the amount of such investment exceeds our plans or the amount of investment permitted under the 2021 Credit Agreement (as defined below), it may have a material adverse effect on our results of operations.

As is common in industries like ours, changing technology may result in obsolescence as we implement new technologies and products and retire old technologies and products. As we encounter such obsolescence, we need to ensure that we have a sufficient supply of parts, products and equipment compatible with our existing technology, as well as access to maintenance, repair and other critical support services, until the transition is completed. Certain suppliers may determine to stop manufacturing and supplying end-of-life parts, products and equipment, or may stop providing related services, prior to completion of our transition. In the event that we are unable to obtain sufficient inventory from existing suppliers we would be required to engage new suppliers who have access to the intellectual property required to manufacture and support components that meet our specifications, and we may be unable to contract with such suppliers on commercially reasonable terms, or at all. We have implemented policies and procedures intended to ensure that we timely anticipate technology and product transitions and have access to sufficient inventory and services, but if such policies prove ineffective and we are unable to continue to engage suppliers with the capabilities or capacities required by our business to effect a transition, or if such suppliers fail to deliver quality products, parts, equipment and services in sufficient quantities or on a timely basis consistent with our schedule, our business, financial condition and results of operations may be materially adversely affected. In addition, following our retirement of end-of-life technologies and products, we may find that we have either obsolete or excess inventory on hand and might have to write off unusable inventory, which could have a material adverse effect on our results of operations.

We may be unable to protect our intellectual property rights.

We regard our trademarks, service marks, copyrights, patents, trade secrets, proprietary technologies, domain names and similar intellectual property as important to our success. We rely on trademark, copyright and patent law, trade secret protection, and confidentiality agreements with our employees, vendors, customers and others to protect our proprietary rights. We have sought and obtained patent protection for certain of our technologies in the United States and certain other countries. Many of the trademarks that we use (including marks we have applied to register) contain words or terms having a somewhat common usage, such as "Gogo" and "Gogo Vision" and, as a result, we may have difficulty registering them in certain jurisdictions. We do not own, for example, the domain www.gogo.com and we have not yet obtained registrations for our most important marks in all markets in which we do business or may do business in the future. If other companies have registered or have been using in commerce similar trademarks for services similar to ours in foreign jurisdictions, we may have difficulty in registering, or enforcing an exclusive right to use, our marks in those foreign jurisdictions.

There can be no assurance that the efforts we have taken to protect our proprietary rights will be effective, that any patent and trademark applications will lead to issued patents and registered trademarks in all instances, that others will not obtain intellectual property rights to similar or superior technologies, products or services, or that our intellectual property will not be challenged, invalidated, misappropriated or infringed by others. Furthermore, the intellectual property laws and enforcement practices of other countries in which our service is or may in the future be offered may not protect our intellectual property rights to the same extent as the laws of the United States. We may need to expend additional resources to defend our intellectual property in these countries and our inability to do so could impair our business or adversely affect our international expansion. If we are unable to protect our intellectual property from unauthorized use, our ability to exploit our proprietary technology or our brand image may be harmed, which may materially adversely affect our business and results of operations.

Our use of open-source software could limit our ability to commercialize our technology.

Open-source software is software made widely and freely available to the public in human-readable source code form, usually with liberal rights to modify and improve such software. Some open-source licenses require as a condition of use that proprietary software that is combined with licensed open-source software and distributed must be released to the public in source code form and under the terms of the open-source license. Accordingly, depending on the manner in which such licenses were interpreted and applied, we could face restrictions on our ability to commercialize certain of our products and we could be required to: (i) release the source code of certain of our proprietary software to the public, including competitors, if the open-source software was linked in a manner that would require such release of our proprietary software source code; (ii) seek licenses from third parties for replacement software; and/or (iii) re-engineer our software in order to continue offering our products. Such consequences may materially adversely affect our business.

The failure of our equipment or material defects or errors in our software may damage our reputation, result in claims against us that exceed our insurance coverage, thereby requiring us to pay significant damages, and impair our ability to sell our service.

Our products contain complex systems, components and software that could contain errors or defects, particularly when we incorporate new technology or when new software is first introduced or new versions or enhancements are released. If any of our products are defective, we could be required to redesign or recall those products or pay substantial damages or warranty claims. In addition, such events could result in significant expenses and diversion of development and other resources, a reduction in sales or delay in market acceptance of our products and services, loss of existing customers, terminations of, failures to renew, penalties or damage claims under aviation partner contracts, harm to our reputation and brand image and increased insurance costs. If our in-flight system has a malfunction resulting from an error or defect or a problem with installation or maintenance and such malfunction causes physical damage to an aircraft or impairs its on-board electronics or avionics, significant property loss and serious personal injury or death could result. Any such failure could expose us to substantial personal injury claims, product liability claims or costly repair obligations. The aircraft operated by our customers may be very costly to repair and the damages in any product liability claims could be material. We carry aircraft and non-aircraft product liability insurance consistent with industry norms; however, such insurance coverage may not be sufficient to fully cover claims. A product recall or a product liability claim not covered by insurance could have a material adverse effect on our business, financial condition and results of operations. Further, we indemnify some of our customers for losses due to third-party claims and in certain cases the causes of such losses may include failure of our products. Should we be required by the FAA or otherwise to cease providing the Gogo service, even on a temporary basis, as a result of a product malfunction or defect, our business, financial condition and results of operations may also be materially adversely affected.

Risks Related to Litigation and Regulation

If we fail to comply with the Communications Act and FCC regulations limiting ownership and voting of our capital stock by non-U.S. persons, we could lose our FCC license.

Under the Communications Act and applicable FCC regulations, we are effectively restricted from having more than 25% of our capital stock owned or voted directly or indirectly by non-U.S. persons, including individuals and entities organized outside the United States or controlled by non-U.S. persons. We have established procedures to ascertain the nature and extent of our foreign ownership, and we believe that the indirect ownership of our equity by foreign persons or entities is below the 25% cap. However, as a publicly traded company we may not be able to determine with certainty the exact amount of our stock that is held by foreign persons or entities at any given time. A failure to comply with applicable restrictions on ownership by non-U.S. persons could result in an order requiring divestiture of the offending ownership interests, fines, denial of license renewal and/or spectrum license revocation proceedings, any of which may have a material adverse effect on our business, financial condition and results of operations.

Regulation by United States and foreign government agencies, including the FCC, which issued our exclusive ATG spectrum license, and the FAA, which regulates the civil aviation manufacturing and repair industries in the United States, may increase our costs of providing service or require us to change our services.

Any breach of the terms of our ATG spectrum licenses, authorizations and waivers obtained by us from time to time, or any violation of the Communications Act or the FCC's rules, could result in the revocation, suspension, cancellation or reduction in the term of a license or the imposition of fines. From time to time, the FCC may monitor or audit compliance with the Communications Act and the FCC's rules or with our licenses, including if a third party were to bring a claim of breach or noncompliance. In addition, the Communications Act, from which the FCC obtains its authority, may be amended in the future in a manner that could be adverse to us.

As discussed in more detail in the section entitled "Business—Licenses and Regulation—Federal Aviation Administration," FAA approvals required to operate our business include STCs and PMAs. While our distribution partners are responsible for obtaining STCs, obtaining PMAs is an expensive and time-consuming process that requires significant focus and resources. Prior to installation

of our equipment, any inability to obtain, delay in obtaining (including as a result of a government shutdown or funding shortages), or change in, needed FAA certifications, authorizations, or approvals, could have an adverse effect on our ability to meet our installation commitments, manufacture and sell parts for installation on aircraft, or expand our business. Following installation of our equipment, if we were to discover that our equipment or components of our equipment were not in compliance with specifications on which the STC authorizing installation was based, or if the FAA's requirements changed, our non-compliance could result in our incurring material costs to inspect and in some circumstances modify or replace such equipment, and could in rare circumstances result in our system being turned off or installed aircraft being grounded. If we fail to comply with the FAA's many regulations and standards that apply to our activities, we could lose the FAA certifications, authorizations, or other approvals on which our manufacturing, installation, maintenance, preventive maintenance and alteration capabilities are based. In addition, from time to time, the FAA or comparable foreign agencies adopt new regulations or amend existing regulations. The FAA could also change its policies regarding the delegation of inspection and certification responsibilities to private companies, which could adversely affect our business. To the extent that any such new regulations or amendments to existing regulations or policies apply to our activities, our compliance costs would likely increase.

As a broadband Internet provider, we must comply with the CALEA, which requires communications carriers to ensure that their equipment, facilities and services can accommodate certain technical capabilities in executing authorized wiretapping and other electronic surveillance. Currently, our CALEA solution is fully deployed in our network. However, we could be subject to an enforcement action by the FCC or law enforcement agencies for any delays in complying or failure to comply with, CALEA or similar obligations. Such enforcement actions could subject us to fines, cease and desist orders or other penalties, all of which may materially adversely affect our business and financial condition. Further, to the extent the FCC adopts additional capability requirements applicable to broadband Internet providers, its decision may increase the costs we incur to comply with such regulations.

We are also subject to regulation by certain foreign laws and regulatory bodies, including ISED, which issued our exclusive Canadian ATG subordinate spectrum license and regulates our use of the spectrum licensed to us.

Adverse decisions or regulations of these U.S. and foreign regulatory bodies may have a material adverse effect on our business and results of operations. We are unable to predict the impact of regulations and other policy changes that could be adopted by the various governmental entities that oversee portions of our business.

Our possession and use of personal information present risks and expenses that could harm our business. Unauthorized disclosure or manipulation of such data, whether through breach of our network security or otherwise, could expose us to costly litigation and damage our reputation.

In the ordinary course of our business, we or our third-party providers collect, process and store sensitive data, including personal information of our employees and customers. The secure processing, maintenance and transmission of this information (and other sensitive data such as our proprietary business information and that of our customers and suppliers) is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or may be compromised due to employee error, malfeasance, hardware or software defects or other disruptions. Further, our in-cabin network operates as an open, unsecured Wi-Fi hotspot, and non-encrypted transmissions users send over this network may be vulnerable to access by other users on the same plane. Unauthorized use of our, or our third-party service providers', networks, computer systems and services could potentially jeopardize the security of confidential information, including personal information of passengers using our service. Data security threats are constantly evolving and may be difficult to anticipate or to detect for long periods of time, and may include ransomware attacks, network intrusion, data extortion, malware, phishing and other social engineering, business email compromise and insider threats, among others. There can be no assurance that any security measures we, or third parties, take will be effective in preventing these activities, given the constantly changing nature of the threats. Any such security incidents, unauthorized access or disclosure, or other loss of information could result in legal claims or proceedings and liability under our contracts with certain customers, which generally require us to indemnify the customer for passenger and other third-party claims arising from data security breaches. In addition, such incidents may disrupt our operations and the services we provide to customers, result in the loss of value of trade secrets, require expensive efforts to investigate, remediate or resolve, damage our reputation, and cause a loss of confidence in our products and services, all of which may have a material adverse effect on our business prospects, financial condition and results of operations.

A security incident or data breach, a failure to comply with applicable data protection laws, failure to comply with our policies and procedures, or a failure or perceived failure to provide users with adequate notice of our privacy policies or other privacy-related obligations to consumers could also subject us to litigation, investigations and regulatory penalties imposed by United States federal and state regulatory agencies, non-U.S. regulatory agencies or courts, all of which could have a material adverse effect on our business, financial condition and results of operations. As discussed in more detail in the section entitled "Business—Licenses and Regulation—Privacy and Data Security-Related Regulations," we could also be subject to certain state laws, federal and non-U.S. laws that impose data breach notification requirements, specific data security obligations, or other consumer privacy-related requirements. Our failure to comply with any of these rules or regulations, or an allegation or finding that we failed to comply, may have a material adverse effect on our business, financial condition and results of operations. These legal requirements are complex,

varied, rapidly evolving and often subject to interpretation, and there is a risk that, despite our efforts to comply, we may be found to be out of compliance with one or more of these requirements. Fines issued for non-compliance with such requirements may be substantial, including fines issued under the GDPR which can be as high as 4% of global revenue, and an adverse finding by a regulator or court may result in costly and onerous requirements being placed on the Company, a prohibition on engaging in certain aspects of our business or damage to our reputation. Certain data protection laws that apply to the Company establish a private right of action. In addition, non-compliance with certain of these requirements could lead to class action or other litigation based on theories that may include breach of contract or negligence, among others. Such litigation could result in material costs to the Company. We cannot be sure that a regulator would deem our security measures to be appropriate given the lack of prescriptive measures in certain data protection laws. Without more specific guidance, we cannot know whether our chosen security safeguards are adequate according to each applicable data protection law. Even in cases where the applicable requirements are explicit, we cannot be certain that safeguards designed to meet those requirements will be interpreted by a regulator or court as adequate or that those safeguards are operating in accordance with the requirements at all times. Given the evolving nature of security threats and evolving safeguards, we cannot be sure that our chosen security safeguards will protect against security threats to our business, nor can we be certain that we have not already experienced a cybersecurity incident or data breach of which we are unaware. Even security measures that are appropriate, reasonable, and/or in accordance with applicable legal requirements may not be able to fully protect our or our partners' information technology systems and the data contained in those systems. Moreover, interpretations or changes to new or existing data protection laws may impose on us responsibility for our employees and third parties that assist with aspects of our data processing. As a result, our employees' or third parties' intentional, unintentional, or inadvertent actions may increase our vulnerability or expose us to security threats, such as phishing attacks, and we may remain responsible for a successful phishing or other social engineering attack despite the quality and otherwise legal sufficiency of our technical security measures. A cybersecurity incident, data breach or other failure of our security measures may result in litigation, fines, reputational harm, operational disruption, and lost revenue. In addition, compliance with complex variations in privacy and data security laws may require modifications to current business practices, including significant technology efforts that require long implementation timelines, increased costs and dedicated resources.

We depend on the security of the network infrastructure and products of our third-party providers of telecommunications, cloud computing, customer support and other vendors. Despite our efforts, those third parties may maintain inadequate safeguards to protect data they maintain for us or services on which we depend, or they may experience a cybersecurity incident or data breach despite safeguards that appear adequate. We also rely on hardware and software developed by third parties. Such hardware and software could contain security vulnerabilities or backdoors introduced by the vendor or an unauthorized third party, which could jeopardize the security of our systems, data and networks. Such incidents or breaches could expose us to regulatory and litigation risk, operational disruption and reputational harm and adversely affect our business.

Should the Company participate in the FCC Reimbursement Program, it could adversely affect our results of operations and financial condition.

As discussed in more detail in the section entitled "Business — Licenses and Regulation — FCC Secure and Trusted Communications Networks Reimbursement Program," we have been approved for participation in the FCC Reimbursement Program. We are currently evaluating our participation in the FCC Reimbursement Program. Due to a shortfall in the funds appropriated by Congress for the program, the FCC has allocated to the Company approximately only $131 million of the approximately $333 million approved for reimbursement. There can be no assurance that Congress will appropriate any additional funds. If Congress fails to appropriate funds sufficient to fund all of the approved expenditures of the Company and other participants and we nevertheless decide to participate, we will be required to fund the portion of program costs that exceeds the FCC allocation, which currently amounts to approximately $202 million. In order to participate in the program, we must comply with various conditions and requirements established by the FCC, including a requirement that we submit our first reimbursement request by July 15, 2023, and complete the removal, replacement and disposal of applicable equipment within one year following such request. The FCC may grant one or more six-month extensions to a participant where it finds that due to factors beyond its control, the participant cannot complete the project by the deadline. Due to a number of factors including supply chain disruptions, the current insufficiency of FCC funding and the operational and logistical complexity of replacing airborne equipment, we do not believe that we can complete the project by July 2024, and we intend to seek extensions if we decide to participate. If the FCC does not grant the necessary extensions and the project is not completed by the FCC's deadline, we could face penalties or other sanctions.

In addition, if any of the Company's customers do not replace their airborne equipment with equipment that is compatible with the replacement terrestrial network equipment prior to the date on which the replacement terrestrial network equipment goes into effect, the Company will be unable to provide service to such customers until the airborne equipment is replaced. Such service disruptions could have a material adverse effect on our results of operations and financial condition.

Failure to comply with anti-bribery, anti-corruption and anti-money laundering laws could subject us to penalties and other adverse consequences.

We are subject to the FCPA, the Bribery Act and other anti-corruption, anti-bribery and anti-money laundering laws in various jurisdictions around the world. The FCPA, the Bribery Act and similar applicable laws generally prohibit companies, their officers,

directors, employees and third-party intermediaries, business partners and agents from making improper payments or providing other improper things of value to government officials or other persons. We and our third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities and other third parties where we may be held liable for the corrupt or other illegal activities of these third-party business partners and intermediaries, our employees, representatives, contractors, resellers and agents, even if we do not explicitly authorize such activities. While we have policies and procedures and internal controls to address compliance with such laws, we cannot assure you that all of our employees and agents will not take actions in violation of our policies and applicable law, for which we may be ultimately held responsible. To the extent that we learn that any of our employees, third-party intermediaries, agents, or business partners do not adhere to our policies, procedures, or internal controls, we are committed to taking appropriate remedial action. In the event that we believe or have reason to believe that our directors, officers, employees, third-party intermediaries, agents, or business partners have or may have violated such laws, we may be required to investigate or have outside counsel investigate the relevant facts and circumstances. Detecting, investigating and resolving actual or alleged violations can be extensive and require a significant diversion of time, resources and attention from senior management. Any violation of the FCPA, the Bribery Act, or other applicable anti-bribery, anti-corruption laws and anti-money laundering laws could result in whistleblower complaints, adverse media coverage, investigations, loss of export privileges, severe criminal or civil sanctions, fines and penalties, all of which may have a material adverse effect on our business, financial condition and results of operations.

Expenses, liabilities or business disruptions resulting from litigation could adversely affect our results of operations and financial condition.

Our operations are characterized by the use of new technologies and services across multiple jurisdictions that implicate various statutes and a range of rules and regulations that may be subject to broad or creative interpretation. This may result in litigation, including class action lawsuits, the outcome of which may be difficult to assess or quantify due to the potential ambiguity inherent in these regulatory schemes and/or the nascence of our technologies and services. Plaintiffs may seek recovery of very large or indeterminate amounts, and the magnitude of the potential loss relating to such lawsuits may remain unknown for substantial periods of time. Any such claims or litigation may be time-consuming and costly, divert management resources, require us to change our products and services, or require us to pay significant monetary damages, which may have a material adverse effect on our results of operations. For example, we recently settled a securities class action lawsuit in which Gogo Inc. and certain of our current and former executives were defendants, and in February 2023, we received preliminary court approval to settle related derivative lawsuits in which Gogo Inc. is a nominal defendant and members of our Board of Directors and certain current and former executives are defendants. We are required to indemnify the directors and current and former officers who are defendants in the derivative lawsuit for their defense costs and any judgments resulting from such suits. In the future, we may be subject to additional securities class action or derivative litigation. From time to time, we may also be subject to other claims or litigation in the ordinary course of our business, including for example, claims related to employment matters.

In addition, costly and time-consuming litigation could be necessary to enforce our existing contracts and, even if successful, may have a material adverse effect on our business. In addition, litigation by or against any customer or supplier could have the effect of negatively impacting our reputation and goodwill with existing and potential customers and suppliers.

We may be affected by global climate change or by legal and regulatory responses to such change.

Concern over climate change, including the impact of global warming, has led to significant U.S. and international legislative and regulatory efforts to limit GHG emissions. Increasingly, state and local governments are also considering GHG regulatory requirements. Increased regulation regarding GHG emissions, especially aircraft emissions, could impose substantial costs on us. We may also incur additional expenses as a result of U.S. and international regulators requiring additional disclosures regarding GHG emissions. The adoption and implementation of new or more stringent international, federal, regional, state or local legislation, regulations or other initiatives that impose more stringent standards for GHG emissions may have a material adverse effect on our results of operations and financial condition.

Regulations related to conflict minerals force us to incur additional expenses and may make our supply chain more complex.

We are subject to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, which requires us to diligence, disclose and report whether or not our products contain certain minerals and metals, known as "conflict minerals." These requirements could adversely affect the sourcing, availability and pricing of certain of the materials used in the manufacture of components in our products and equipment. In addition, we have incurred, and will continue to incur, costs to comply with the disclosure requirements, including costs related to conducting diligence procedures to determine the sources of conflict minerals that may be used or necessary to the production of our products and, if applicable, potential changes to products, processes or sources of supply as a consequence of such verification activities.

Risks Related to Our Indebtedness

For definitions of capitalized terms used and not defined in the following Risk Factors, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this Annual Report on Form 10-K.

We and our subsidiaries have substantial debt and may incur substantial additional debt in the future, which could adversely affect our financial health, reduce our profitability, limit our ability to obtain financing in the future and pursue certain business opportunities and reduce the value of your investment.

As of December 31, 2022, we had total consolidated indebtedness of approximately $714.1 million, all of which was borrowed under the Term Loan Facility.

We and our subsidiaries may incur additional debt in the future, including up to $100.0 million under the Revolving Facility, which could increase the risks described below and lead to other risks. The amount of our debt or such other obligations could have important consequences for holders of our common stock, including, but not limited to:

- a meaningful portion of our cash flows from operations is expected to be dedicated to the payment of principal and interest on our indebtedness, thereby reducing the funds available to us for other purposes;

- our ability to obtain additional financing for working capital, capital expenditures, acquisitions, debt service requirements or general corporate purposes may be limited, and our ability to satisfy our obligations with respect to our indebtedness may be impaired in the future;

- we may be at a competitive disadvantage compared to our competitors with less debt or with comparable debt at more favorable interest rates and which, as a result, may be better positioned to withstand economic downturns;

- our ability to refinance indebtedness may be limited or the associated costs may increase;

- our ability to engage in acquisitions without raising additional equity or obtaining additional debt financing may be impaired in the future;

- it may be difficult for us to satisfy our obligations to our creditors, resulting in possible defaults on and acceleration of such indebtedness;

- we may be more vulnerable to general adverse economic and industry conditions; and

- our flexibility to adjust to changing market conditions and our ability to withstand competitive pressures could be limited, or we may be prevented from making capital investments that are necessary or important to our operations in general, our growth strategy and our efforts to improve operating margins of our business units.

We may have future capital needs and may not be able to obtain additional financing to fund our capital needs on acceptable terms, or at all.

We have from time to time evaluated, and we continue to evaluate, our potential capital needs in light of increasing demand for our services, limitations on bandwidth capacity and performance and generally evolving technology in our industry. We may utilize one or more types of capital raising in order to fund any initiative in this regard, including the issuance of new equity securities and new debt securities, including debt securities convertible into our common stock. Our ability to generate positive cash flows from operating activities and the extent and timing of certain capital and other necessary expenditures are subject to numerous variables, such as costs related to execution of our current technology roadmap, including continuing development and deployment of Gogo 5G, Global Broadband and other future technologies. The market conditions and the macroeconomic conditions that affect the markets in which we operate could have a material adverse effect on our ability to secure financing on acceptable terms, if at all. We may be unable to secure additional financing on favorable terms or at all or our operating cash flows may be insufficient to satisfy our financial obligations under the 2021 Credit Agreement and other indebtedness outstanding from time to time.

Our ability to obtain additional financing for working capital, capital expenditures, acquisitions, debt service requirements or general corporate purposes is limited by the 2021 Credit Agreement. In the future, if our subsidiaries are in compliance with certain incurrence ratios or other covenant exceptions set forth in the 2021 Credit Agreement, our subsidiaries may be able to incur additional indebtedness, which indebtedness may be secured or unsecured, the incurrence of which may increase the risks created by our current substantial indebtedness. Events beyond our control can affect our ability to comply with these requirements. The 2021 Credit Agreement also limits the ability of Gogo Inc. to incur additional indebtedness under certain circumstances and limits the amount of cash that our subsidiaries may dividend, transfer or otherwise distribute to us.

The terms of any additional financing may further limit our financial and operating flexibility. Our ability to satisfy our financial obligations will depend upon our future operating performance, the availability of credit generally, economic conditions and financial, business and other factors, many of which are beyond our control. Furthermore, if financing is not available when needed, or is not available on acceptable terms, we may be unable to take advantage of business opportunities or respond to competitive pressures, any of which may have a material adverse effect on our business, financial condition and results of operations. Even if we are able to

obtain additional financing, we may be required to use the proceeds from any such financing to repay a portion of our outstanding debt.

If we raise additional funds or seek to reduce our current levels of indebtedness through further issuances of equity, convertible debt securities or other securities convertible into equity, our existing stockholders could suffer significant dilution in their percentage ownership of our company. In addition, any new securities we issue could have rights, preferences and privileges senior to those of holders of our common stock, and we may grant holders of such securities rights with respect to the governance and operations of our business. If we are unable to obtain adequate financing or financing on terms satisfactory to us, if and when we require it, our ability to grow or support our business and to respond to business challenges could be significantly limited.

The agreements and instruments governing our debt contain restrictions and limitations that could adversely impact our ability to operate our business.

The 2021 Credit Agreement contains covenants that, among other things, limit the ability of our subsidiaries and, in certain circumstances, us to:

- incur additional debt;

- pay dividends, redeem stock or make other distributions;

- make certain investments;

- create liens;

- transfer or sell assets;

- merge or consolidate with other companies; and

- enter into certain transactions with our affiliates.

Our ability to comply with the covenants and restrictions contained in the 2021 Credit Agreement may be affected by economic, financial and industry conditions beyond our control. Our failure to comply with obligations under the agreements and instruments governing our indebtedness may result in an event of default under such agreements and instruments. We cannot be certain that we will have funds available to remedy these defaults. A default, if not cured or waived, may permit acceleration of our indebtedness. If our indebtedness is accelerated, we cannot be certain that we will have sufficient funds available to pay the accelerated indebtedness or have the ability to refinance the accelerated indebtedness on terms favorable to us or at all. All of these covenants and restrictions could affect our ability to operate our business, may limit our ability in the future to satisfy currently outstanding obligations and may limit our ability to take advantage of potential business opportunities as they arise.

An increase in interest rates would increase the cost of servicing our indebtedness and could reduce our profitability.

Our debt outstanding under the Term Loan Facility bears interest, and any indebtedness under our Revolving Facility would bear interest, at variable rates. While we have entered into interest rate caps to hedge a portion of our exposure, we remain subject to interest rate risk under these facilities. Increases in interest rates would increase the cost of servicing our debt and could materially reduce our profitability and cash flows.

Any payments made under our interest rate caps are based on the three-month LIBOR interest rate. The upcoming cessation of the availability of LIBOR may adversely affect our business, financial position, results of operations and cash flows. On July 27, 2017, the United Kingdom's Financial Conduct Authority (the "FCA"), which regulates LIBOR, announced that it intends to stop encouraging or compelling banks to submit LIBOR quotations after 2021 (the "FCA Announcement"). On March 5, 2021, the ICE Benchmark Administration, which administers LIBOR, and FCA announced that all LIBOR settings will either cease to be provided by any administrator, or no longer be representative immediately after December 31, 2021, for all non-U.S. dollar LIBOR settings and one-week and two-month U.S. dollar LIBOR settings, and immediately after June 30, 2023 for the remaining U.S. dollar LIBOR settings (the "LIBOR Announcement").

It is not possible to predict the effect that the LIBOR Announcement, the discontinuation of LIBOR or the establishment of alternative reference rates may have on LIBOR, but financial products with interest rates tied to LIBOR may be adversely affected. Once LIBOR ceases to be published, it is uncertain whether it will continue to be viewed as an acceptable market benchmark, what rate or rates may become accepted alternatives to LIBOR or what the effect of any such changes in views or alternatives may be on the markets for LIBOR-indexed financial instruments.

We amended our 2021 Credit Agreement on February 2, 2023 to transition to the secured overnight financing rate as administered by the Federal Reserve Bank of New York ("SOFR") in anticipation of LIBOR's discontinuation. Any indebtedness under our 2021 Credit Agreement may bear interest at variable rates that use the forward-looking term rate based on SOFR. SOFR is calculated differently than LIBOR and has inherent differences, which could give rise to uncertainties, including the limited historical

data and volatility in the benchmark rates. We intend to transition our interest rate caps from LIBOR to SOFR before LIBOR's discontinuation. The full effects of the transition to SOFR remain uncertain.

Indebtedness under the Facilities is secured by substantially all of our assets. As a result of these security interests, such assets would only be available to satisfy claims of our general creditors or to holders of our equity securities, if we were to become insolvent, to the extent the value of such assets exceeded the amount of our secured indebtedness and other obligations. In addition, the existence of these security interests may adversely affect our financial flexibility.

Indebtedness under the Facilities is secured by a lien on substantially all of our assets. Accordingly, if an event of default were to occur under the 2021 Credit Agreement, to the extent amounts were outstanding under the Facilities, the lenders party to the 2021 Credit Agreement would have a prior right to our assets, to the exclusion of our general creditors in the event of our bankruptcy, insolvency, liquidation, or reorganization. In that event, our assets would first be used to repay in full all indebtedness and other obligations under the 2021 Credit Agreement, resulting in all or a portion of our assets being unavailable to satisfy the claims of our unsecured indebtedness. Only after satisfying the claims of our unsecured creditors and our subsidiaries' unsecured creditors would any amount be available for our equity holders. The pledge of these assets and other restrictions may limit our flexibility in raising capital for other purposes. Because substantially all of our assets are pledged under these financing arrangements, our ability to incur additional secured indebtedness or to sell or dispose of assets to raise capital may be impaired, which could have an adverse effect on our financial flexibility.

A downgrade, suspension or withdrawal of the rating assigned by a rating agency to us, our subsidiaries or our indebtedness, if any, could cause our cost of capital to increase.

Our Term Loan has been rated by nationally recognized rating agencies and may in the future be rated by additional rating agencies. We cannot assure you that any rating assigned will remain for any given period of time or that a rating will not be lowered or withdrawn entirely by a rating agency if, in that rating agency's judgment, circumstances relating to the basis of the rating, such as adverse changes in our business, so warrant. Any future lowering of ratings may make it more difficult or more expensive for us to obtain additional debt financing.

Risks Related to Our Common Stock

The price of our common stock may be volatile, and the value of your investment could decline.

The trading price of our common stock has been volatile since our IPO, which occurred on June 21, 2013 and in which shares of common stock were sold at a price of $17.00 per share. From the IPO date through February 24, 2023, the price of our common stock has ranged from a closing low of $1.40 per share to a closing high of $34.34 per share. In addition to the factors discussed in this Annual Report on Form 10-K, the trading price of our common stock may fluctuate widely in response to various factors, many of which are beyond our control. They include:

- aviation industry or general market conditions, including those related to disruptions to supply chains and installations;

- domestic and international economic factors unrelated to our performance;

- changes in technology or customer usage of Wi-Fi and Internet broadband services;

- any inability to timely and efficiently roll out Gogo 5G, Global Broadband or other components of our technology roadmap;

- new regulatory pronouncements and changes in regulatory guidelines;

- actual or anticipated fluctuations in our quarterly operating results and any inability to generate positive cash flows on a consolidated basis in the future or to obtain additional financing;

- changes in or failure to meet publicly disclosed expectations as to our future financial performance;

- changes in securities analysts' estimates of our financial performance or lack of research and reports by industry analysts;

- action by institutional stockholders or other large stockholders, including future sales;

- short-selling or other transactions involving derivatives of our securities;

- speculation in the press or investment community;

- investor perception of us and our industry;

- changes in market valuations or earnings of similar companies;

- announcements by us or our competitors of significant products, contracts, contract amendments, acquisitions or strategic partnerships;

- developments or disputes concerning patents or proprietary rights, including increases or decreases in litigation expenses associated with intellectual property lawsuits we may initiate, or in which we may be named as defendants;

- failure to complete significant sales;

- any future sales of our common stock or other securities;

- renewal of our FCC licenses and our ability to obtain additional spectrum; and

- additions or departures of key personnel.

In addition, the stock markets have experienced extreme price and volume fluctuations in recent years that have affected and continue to affect the market prices of equity securities of many technology companies. Stock prices of many such companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. These broad market fluctuations may adversely affect the trading price of our common stock. In the past, following periods of volatility in the market price of a company's securities, class action litigation has often been instituted against such company. Any litigation of this type brought against us could result in substantial costs and a diversion of our management's attention and resources, which may have a material adverse effect on our business, financial condition and results of operations.

The utilization of our tax losses could be substantially limited if we experienced an "ownership change" as defined in the Internal Revenue Code.

As of December 31, 2022, we had approximately $562 million in federal and $448 million in state net operating losses ("NOLs"). The federal NOLs will begin to expire in 2032. The state NOLs expire in various tax years beginning in 2023. Under Section 382 of the Code and corresponding provisions of state law, if a corporation undergoes an "ownership change," which is generally defined as an increase of more than 50% of the value of the Company's stock owned by certain "5-percent shareholders," as such term is defined in Section 382 of the Code, in its equity ownership over a rolling three-year period, the corporation's ability to use its pre-change NOLs and other pre-change tax attributes to offset its post-change income or taxes may be limited. To the extent there becomes a new 5-percent shareholder, we may experience an ownership change under Section 382 of the Code, which may result in the loss or impairment of some or all of our NOLs. The extent of any loss or impairment of our NOLs upon an ownership change would depend on several factors, including the nature of the NOLs, our stock price and extent of the ownership change.

In September 2020, our Board of Directors adopted a Section 382 Rights Agreement (as amended, the "Rights Agreement"), between the Company and Computershare Trust Company, N.A., as rights agent, and declared a dividend of one Right for each outstanding share of common stock of the Company outstanding on the record date of October 2, 2020, to the stockholders of record on that date. The Rights Agreement is designed to facilitate the Company's ability to protect its NOLs and certain other tax attributes in order to be able to offset potential future income taxes for federal income tax purposes. The Rights Agreement may make it more difficult for the Company to undergo an ownership change by deterring a third party from acquiring beneficial ownership of 4.9% or more of the shares of our common stock then outstanding. Beneficial ownership for purposes of the Rights Agreement is determined based on meeting one of several criteria, including (i) actual or constructive ownership pursuant to Section 382 of the Code and related regulations thereunder and (ii) beneficial ownership, directly or indirectly, within the meaning of Rules 13d-3 or 13d-5 promulgated under the Exchange Act. The limitations set forth in the Rights Agreement may adversely affect the marketability of our common stock by discouraging any individual or entity, together with their affiliates and associates, from acquiring beneficial ownership of 4.9% or more of the shares of our common stock then outstanding.

In addition, although the Rights Agreement is intended to reduce the likelihood of an ownership change that could adversely affect utilization of our NOLs, the Rights Agreement has been, and may be, ineffective at deterring shareholders from becoming 5-percent shareholders. For example, in September 2022 and December 2022, two institutional shareholders inadvertently crossed the 4.9% beneficial ownership threshold. In both such circumstances, our Board of Directors, rather than allowing a distribution of Rights to be triggered, determined that it was in the best interests of the Company to grant requests by such shareholders that they each be deemed an "Exempt Person" under the Rights Agreement. Each exemption required that the shareholder satisfy certain ownership conditions intended to prevent an ownership change and protect our ability to utilize our NOLs. Moreover, pursuant to the terms of the Rights Agreement, our Board of Directors may determine that it is in the best interests of the Company to exempt certain transactions, which could result in an ownership change, from triggering the Rights Agreement. Failure by an "Exempt Person" or other persons exempt from certain transaction under the Rights Agreement to comply with the conditions for such exemptions could result in an ownership change and result in the loss or impairment of some or all of our NOLs. If an ownership change occurs and our ability to use our NOLs is materially limited, it would harm our future operating results by effectively increasing our future tax obligations.

Future stock issuances could cause substantial dilution and a decline in our stock price.

We may issue additional shares of common stock or other equity or debt securities convertible into common stock from time to time in connection with a financing, acquisition, litigation settlement, employee arrangement, as consideration to third-party service or equipment providers or otherwise. Additional shares of common stock are also issuable upon exercise of outstanding stock options. We may also reserve additional shares of our common stock for issuance upon the exercise of stock options or other similar forms of equity incentives. We cannot predict the size of future issuances or the effect, if any, that they may have on the market price for our common stock. Any of these issuances could result in substantial dilution to our existing stockholders and could cause the trading price of our common stock to decline.

A few significant stockholders, including affiliates of Oakleigh Thorne, our Chairman of the Board and CEO, and GTCR LLC and its affiliates, could exert influence over our company, and if the ownership of our common stock continues to be concentrated, or becomes more concentrated in the future, it could prevent our other stockholders from influencing significant corporate decisions.

As of December 31, 2022, Oakleigh Thorne, our CEO and the Chairman of our Board of Directors, and the entities affiliated with Mr. Thorne (the "Thorne Entities") beneficially owned approximately 22% of the outstanding shares of our common stock, and funds managed by GTCR LLC and its affiliates ("GTCR") beneficially owned approximately 25% of the outstanding shares of our common stock. As a result, either the Thorne Entities or GTCR alone is able to exercise influence over all matters requiring stockholder approval for the foreseeable future, including approval of significant corporate transactions and the election of directors. Such ability to influence may reduce the market price of our common stock. In addition, together, GTCR and the Thorne Entities would be able to exercise control over such matters, which similarly may reduce the market price of our common stock.

As our CEO, Mr. Thorne has control over our day-to-day management and the implementation of major strategic initiatives and investments by our company, subject to authorization and oversight by our Board of Directors. As a member of our Board of Directors, Mr. Thorne owes a fiduciary duty to our stockholders and must act in good faith in a manner he reasonably believes to be in the best interests of our stockholders. As a stockholder, Mr. Thorne is entitled to vote his shares, and shares over which he has voting control, in his own interest, which may not always be in the interests of stockholders generally.

Our corporate governance guidelines address potential conflicts between a director's interests and our interests, and our code of business conduct, among other things, requires our employees and directors to avoid actions or relationships that might conflict or appear to conflict with their job responsibilities or our interests and to disclose their outside activities, financial interests or relationships that may present a possible conflict of interest or the appearance of a conflict to management or corporate counsel. These corporate governance guidelines and code of business ethics do not, by themselves, prohibit transactions with the Thorne Entities.

Fulfilling our obligations associated with being a public company is expensive and time-consuming, and any delays or difficulties in satisfying these obligations may have a material adverse effect on our results of operations and our stock price.

As a public company, the Sarbanes-Oxley Act of 2002 ("Sarbanes-Oxley"), and the related rules and regulations of the SEC, as well as NASDAQ rules, require us to implement various corporate governance practices and adhere to a variety of reporting requirements and complex accounting rules. Compliance with these public company obligations requires us to devote significant time and resources and places significant additional demands on our finance and accounting staff and on our financial accounting and information systems. We are also required under Sarbanes-Oxley to document and test the effectiveness of our internal control over financial reporting, and our independent registered public accounting firm is required to provide an attestation report on the effectiveness of our internal control over financial reporting. In addition, we are required under the Exchange Act to maintain disclosure controls and procedures and internal control over financial reporting. Any failure to maintain effective controls or implement required new or improved controls may materially adversely affect our results of operations or cause us to fail to meet our reporting obligations. If we are unable to conclude that we have effective internal control over financial reporting, or if our independent registered public accounting firm is unable to provide us with an unqualified report regarding the effectiveness of our internal control over financial reporting, investors could lose confidence in the reliability of our consolidated financial statements. This could result in a decrease in the value of our common stock. Failure to comply with Sarbanes-Oxley could potentially subject us to sanctions or investigations by the SEC, NASDAQ, or other regulatory authorities.

Anti-takeover provisions in our charter documents and Delaware law, and certain provisions in our existing and any future credit facility could discourage, delay or prevent a change in control of our company and may affect the trading price of our common stock.

Our amended and restated certificate of incorporation and amended and restated bylaws include a number of provisions that may discourage, delay or prevent a change in our management or control over us that stockholders may consider favorable. These provisions include:

- Authorization of the issuance of "blank check" preferred stock that could be issued by our Board of Directors to thwart a takeover attempt;

- Establishment of a classified Board of Directors, as a result of which our board is divided into three classes, with each class serving for staggered three-year terms, which prevents stockholders from electing an entirely new Board of Directors at an annual meeting;

- A requirement that directors only be removed from office for cause and only upon a supermajority stockholder vote;

- A provision that vacancies on the Board of Directors, including newly-created directorships, may be filled only by a majority vote of directors then in office;

- A limitation on who may call special meetings of stockholders;

- A prohibition on stockholder action by written consent, thereby requiring all actions to be taken at a meeting of the stockholders; and

- A requirement of supermajority stockholder voting to effect certain amendments to our amended and restated certificate of incorporation and amended and restated bylaws.

Additionally, our Board of Directors adopted the Rights Agreement, which is intended to reduce the likelihood of an ownership change under Section 382 of the Code by deterring a third party from acquiring beneficial ownership of 4.9% or more of the shares of our common stock then outstanding. The Rights Agreement, as well as the provisions described above, may prevent our stockholders from receiving the benefit from any premium to the market price of our common stock offered by a bidder in a takeover context. Even in the absence of a takeover attempt, the existence of the Rights Agreement or such provisions may adversely affect the prevailing market price of our common stock if viewed as discouraging takeover attempts in the future.

The Rights Agreement as well as the provisions of our amended and restated certificate of incorporation and amended and restated bylaws may also make it difficult for stockholders to replace or remove our management or Board of Directors. These provisions may facilitate management entrenchment that may delay, deter, render more difficult or prevent a change in our control, which may not be in the best interests of our stockholders.

Under the terms of the 2021 Credit Agreement, a takeover of our company would allow the administrative agent and/or the lenders to terminate their commitments under the 2021 Credit Agreement and declare any and all outstanding amounts to be due and payable. This provision may have the effect of delaying or preventing a takeover of our company that would otherwise be beneficial to our stockholders.

Our corporate charter and bylaws include provisions limiting ownership by non-U.S. citizens, including the power of our Board of Directors to redeem shares of our common stock from non-U.S. citizens.

The Communications Act and FCC regulations impose restrictions on foreign ownership of FCC licensees, as described in the above risk factor, "—*Risks Related to Our Technology and Intellectual Property—If we fail to comply with the Communications Act and FCC regulations limiting ownership and voting of our capital stock by non-U.S. persons we could lose our FCC license*." Our corporate charter and bylaws include provisions that permit our Board of Directors to take certain actions in order to comply with FCC regulations regarding foreign ownership, including but not limited to, a right to redeem shares of common stock from non-U.S. citizens at prices at or below fair market value. Non-U.S. citizens should consider carefully the redemption provisions in our certificate of incorporation prior to investing in our common stock.

These restrictions may also decrease the liquidity and value of our stock by reducing the pool of potential investors in our company and making the acquisition of control of us by third parties more difficult. In addition, these restrictions could adversely affect our ability to attract equity financing or consummate an acquisition of a foreign entity using shares of our capital stock.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

Currently, we lease approximately 120,000 square feet for our business in Broomfield, Colorado, under a lease agreement that expires in 2029. In addition, we lease approximately 11,700 square feet in Chicago, Illinois for those of our employees who live in the metropolitan Chicago area under a lease agreement that expires on May 31, 2032. We believe that our existing facilities will be adequate for the foreseeable future.

Item 3. Legal Proceedings

We are subject to several lawsuits arising out of the conduct of our business. See Note 17, "Commitments and Contingencies," to our consolidated financial statements for a discussion of litigation matters.

From time to time we may become involved in legal proceedings arising in the ordinary course of our business. We cannot predict with certainty the outcome of any litigation or the potential for future litigation. Regardless of the outcome of any particular litigation and the merits of any particular claim, litigation can have a material adverse impact on our company due to, among other reasons, any injunctive relief granted, which could inhibit our ability to operate our business, amounts paid as damages or in settlement of any such matter, diversion of management resources and defense costs.

Item 4. Mine Safety Disclosures

Not applicable.

Part II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information for Common Stock

Our common stock has been listed on the NASDAQ Global Select Market ("NASDAQ") under the symbol "GOGO" since June 21, 2013.

Holders of Record

As of February 24, 2023, there were 33 stockholders of record of our common stock, and the closing price of our common stock was $14.50 per share as reported on the NASDAQ. Because many of our shares of common stock are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of stockholders represented by these record holders.

Repurchases of Equity Securities

None.

Recent Sale of Unregistered Securities

None.

Use of Proceeds from Registered Securities

None.

Securities Authorized for Issuance Under Equity Compensation Plans

See Item 12, "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters," for information regarding securities authorized for issuance.

Performance

This performance graph shall not be deemed "soliciting material" or to be "filed" with the SEC for purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities under that Section, and shall not be deemed to be incorporated by reference into any filing of Gogo Inc. under the Securities Act of 1933, as amended (the "Securities Act"), or the Exchange Act.

The following graph shows a comparison of cumulative total return for our common stock, the Standard & Poor's 500 Stock Index ("S&P 500"), the Nasdaq Composite Index ("NASDAQ Composite") and Standard & Poor's SmallCap 600 Index ("S&P SmallCap 600") for the period from December 31, 2017 through December 30, 2022, the last trading day of 2022. The graph assumes that $100 was invested at the market close on December 31, 2017 in our common stock, the S&P 500, the NASDAQ Composite and the S&P SmallCap 600 and assumes reinvestments of dividends, if any. The S&P SmallCap 600 was chosen because we do not believe we can reasonably identify an industry index or specific peer issuer that would offer a meaningful comparison. The S&P SmallCap 600

represents a broad-based index of companies with similar market capitalization. The comparisons in the graph below are based upon historical data and are not indicative of, nor intended to forecast, future performance of our common stock.



Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis is intended to help the reader understand our business, financial condition, results of operations, liquidity and capital resources. You should read this discussion in conjunction with our consolidated financial statements and the related notes contained in this Annual Report on Form 10-K.

On December 1, 2020, we completed the previously announced sale of our commercial aviation ("CA") business to a subsidiary of Intelsat Jackson Holdings S.A. ("Intelsat") for a purchase price of $400.0 million in cash, subject to certain adjustments (the "Transaction"). As a result, all periods presented in our consolidated financial statements and other portions of this Annual Report on Form 10-K have been conformed to present the CA business as discontinued operations. There was no discontinued operations activity for the CA business after December 31, 2021.

The statements in this discussion regarding industry outlook, our expectations regarding our future performance, liquidity and capital resources and other non-historical statements in this discussion are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described under "Risk Factors" in this report. Our actual results may differ materially from those contained in or implied by any forward-looking statements.

Our fiscal year ends December 31 and, unless otherwise noted, references to years or fiscal are for fiscal years ended December 31. See "— Results of Operations."

Company Overview

Gogo is the world's largest provider of broadband connectivity services for the business aviation market. We have served this market for more than 25 years. Our mission is to enrich the lives of passengers and the efficiency of operators with the world's best business aviation in-flight connectivity and customer support. We have always sought to provide the best connectivity for the business aviation market regardless of technology, and we have a successful history of doing so. Until recently, we focused primarily on business aviation aircraft in North America, which comprise approximately 63% of the worldwide business aviation fleet, and we are the leading provider of in-flight connectivity in that market. Gogo started in analogue air-to-ground ("ATG") technology in the late 1990s, then, as analogue cellular backhaul disappeared, migrated to narrowband satellite connectivity in the early 2000s, then back to ATG with our digital broadband 3G and 4G networks beginning in 2010. We expect to commercially launch our fourth ATG network – Gogo 5G – in the fourth quarter of 2023. We also continue to provide narrowband satellite services to customers in North America and internationally through distribution agreements with satellite providers. In May 2022, in order to further serve our existing customers and expand our target market, we announced plans to expand our broadband offerings beyond ATG by launching the first global broadband service designed for business aviation ("Global Broadband"). The service will use an electronically steered antenna ("ESA"), specifically designed to address a broad range of business aviation aircraft, operating on a low earth orbit ("LEO") satellite network. The antenna will be designed with Hughes Network Systems, LLC ("Hughes") and utilized on a LEO satellite network operated by Network Access Associates Limited ("OneWeb").

Our chief operating decision maker evaluates performance and business results for our operations, and makes resource and operating decisions, on a consolidated basis. As we do not have multiple segments, we do not present segment information in this Annual Report on Form 10-K.

Factors and Trends Affecting Our Results of Operations

We believe that our operating and business performance is driven by various factors that affect the business aviation industry, including trends affecting the travel industry and trends affecting the customer bases that we target, as well as factors that affect wireless Internet service providers and general macroeconomic factors. Key factors that may affect our future performance include:

- costs associated with the implementation of, and our ability to implement on a timely basis, our technology roadmap, including upgrades to and installation of the ATG technologies we currently offer, Gogo 5G, Global Broadband and any other next generation or other new technology;

- our ability to manage issues and related costs that may arise in connection with the implementation of our technology roadmap, including technological issues and related remediation efforts and failures or delays on the part of antenna and other equipment developers and providers or satellite network providers, some of which are single-source;

- our ability to license additional spectrum and make other improvements to our network and operations as technology and user expectations change;

- the number of aircraft in service in our markets, including consolidations or changes in fleet size by one or more of our large-fleet customers;

- the economic environment and other trends that affect both business and leisure aviation travel;

- disruptions to supply chains and installations, including shortages of electronic components that have resulted in longer lead times and delays in obtaining certain electronic components used in the airborne equipment that we manufacture;

- the extent of our customers' adoption of our products and services, which is affected by, among other things, willingness to pay for the services that we provide, the quality and reliability of our products and services, changes in technology and competition from current competitors and new market entrants;

- our ability to engage suppliers of equipment components and network services on a timely basis and on commercially reasonable terms;

- our ability to fully utilize portions of our deferred tax assets;

- changes in laws, regulations and interpretations affecting telecommunications services globally, including those affecting our ability to maintain our licenses for ATG spectrum in the United States, obtain sufficient rights to use additional ATG spectrum and/or other sources of broadband connectivity to deliver our services, including Global Broadband, expand our service offerings and manage our network; and

- changes in laws, regulations and policies affecting our business or the business of our customers and suppliers globally, including changes that impact the design of our equipment and our ability to obtain required certifications for our equipment.

Key Business Metrics

Our management regularly reviews financial and operating metrics, including the following key operating metrics, to evaluate the performance of our business and our success in executing our business plan, make decisions regarding resource allocation and corporate strategies, and evaluate forward-looking projections.

	For the Years Ended December 31,		
	2022	2021	2020
Aircraft online (at period end)			
ATG	6,935	6,400	5,778
Satellite	4,475	4,567	4,702
Average monthly connectivity service revenue per aircraft online			
ATG	$ 3,349	$ 3,238	$ 2,951
Satellite	268	250	212
Units sold			
ATG	1,334	869	667
Satellite	206	205	199
Average equipment revenue per unit sold (in thousands)			
ATG	$ 68	$ 71	$ 68
Satellite	49	54	59

- *ATG aircraft online.* We define ATG aircraft online as the total number of business aircraft for which we provide ATG services as of the last day of each period presented. This number excludes aircraft receiving ATG service as part of the ATG Network Sharing Agreement with Intelsat.

- *Satellite aircraft online*. We define satellite aircraft online as the total number of business aircraft for which we provide narrowband satellite services as of the last day of each period presented.

- *Average monthly connectivity service revenue per ATG aircraft online.* We define average monthly connectivity service revenue per ATG aircraft online as the aggregate ATG connectivity service revenue for the period divided by the number of months in the period, divided by the number of ATG aircraft online during the period (expressed as an average of the month end figures for each month in such period). Revenue share earned from the ATG Network Sharing Agreement with Intelsat is excluded from this calculation.

- *Average monthly connectivity service revenue per satellite aircraft online*. We define average monthly connectivity service revenue per satellite aircraft online as the aggregate narrowband satellite connectivity service revenue for the period divided by the number of months in the period, divided by the number of narrowband satellite aircraft online during the period (expressed as an average of the month end figures for each month in such period).

- *Units sold*. We define units sold as the number of ATG or narrowband satellite units for which we recognized revenue during the period.

- *Average equipment revenue per ATG unit sold.* We define average equipment revenue per ATG unit sold as the aggregate equipment revenue from all ATG units sold during the period, divided by the number of ATG units sold.

- *Average equipment revenue per satellite unit sold.* We define average equipment revenue per satellite unit sold as the aggregate equipment revenue earned from all narrowband satellite units sold during the period, divided by the number of narrowband satellite units sold.

Key Components of Consolidated Statements of Operations

As a result of the Transaction, all periods presented in this Annual Report on Form 10-K have been conformed to present the CA business as a discontinued operation. We report the financial results of discontinued operations separately from continuing operations to distinguish the financial impact of disposal transactions from ongoing operations. The results of operations and cash flows of a discontinued operation are restated for all comparative periods presented. Refer to Note 20, "Discontinued Operations," to our consolidated financial statements for further information.

The following briefly describes certain key components of revenue and expenses as presented in our consolidated statements of operations.

Revenue:

We generate two types of revenue: service revenue and equipment revenue.

Service revenue primarily consists of monthly subscription and usage fees paid by aircraft owners and operators for telecommunication, data, and in-flight entertainment services. Service revenue is recognized as the services are provided to the customer. Beginning December 2020, service revenue includes revenue earned from the ATG Network Sharing Agreement with Intelsat.

Equipment revenue primarily consists of proceeds from the sale of ATG and narrowband satellite connectivity equipment and is recognized when control of the equipment is transferred to OEMs and dealers, which generally occurs when the equipment is shipped.

Cost of Revenue:

Cost of service revenue consists of ATG network costs, satellite provider service costs, transaction costs and costs related to network operations.

Cost of equipment revenue primarily consists of the costs of purchasing component parts used in the manufacture of our equipment and the production, installation, technical support and quality assurance costs associated with the equipment sales.

Engineering, Design and Development Expenses:

Engineering, design and development expenses include the costs incurred to design and develop our technologies and products and to obtain and maintain FAA and other regulatory certifications. This includes the design, development and integration of our ATG ground networks and airborne line replaceable units, the design and development of products and enhancements thereto, and program management activities. Engineering, design and development expenses also include costs associated with enhancements to existing products.

Sales and Marketing Expenses:

Sales and marketing expenses consist of costs associated with activities related to customer sales (including sales commissions), digital marketing and lead generation, advertising and promotions, product management, trade shows and customer service support for end users.

General and Administrative Expenses:

General and administrative expenses include personnel and related operating costs of the business support functions, including finance and accounting, legal, human resources, administrative, information technology, facilities and executive groups.

Depreciation and Amortization:

Depreciation expense includes expense associated with the depreciation of our network equipment, office equipment and furniture, fixtures and leasehold improvements, which is recorded over their estimated useful lives. Amortization expense includes the amortization of our finite-lived intangible assets on a straight-line basis over their estimated useful lives, which range from three to ten years depending on the assets being amortized.

Critical Accounting Estimates

Our discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of our consolidated financial statements and related disclosures requires us to make estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, revenue, costs and expenses, and related exposures. We base our estimates and assumptions on historical experience and other factors that we believe to be reasonable under the circumstances. In some instances, we could reasonably use different accounting estimates, and in some instances actual results could differ significantly from our estimates. We evaluate our estimates and assumptions on an ongoing basis. To the extent that there are differences between our estimates and actual results, our future financial statement presentation, financial condition, results of operations and cash flows will be affected.

We believe that the assumptions and estimates associated with the valuation allowance related to our deferred income tax assets have the greatest potential impact on and are the most critical to fully understanding and evaluating our reported financial results, and that they require our most difficult, subjective or complex judgments. For a discussion of our significant accounting policies to which many of these critical estimates relate, see Note 2, "Summary of Significant Accounting Policies," to our consolidated financial statements.

Note that these critical accounting estimates relate solely to our continuing operations. The accounting policies related to our discontinued operations are discussed in Note 20, "Discontinued Operations," to our consolidated financial statements.

Deferred Income Taxes - Valuation Allowance:

We account for the valuation allowance on our deferred income tax assets in accordance with Accounting Standards Codification Topic 740, *Income Taxes* ("ASC 740").

On a recurring basis, we assess the need for a valuation allowance related to our deferred income tax assets, which includes consideration of both positive and negative evidence to determine, based on the weight of the available evidence, whether it is more likely than not that some or all of our deferred tax assets will not be realized. In our assessment, we consider recent financial operating results, the scheduled expiration of our net operating losses, potential sources of taxable income, the reversal of existing taxable differences, taxable income in prior carryback years (if permitted under tax law) and tax planning strategies. We have a recent history of financial reporting losses, primarily driven by our divested CA business, resulting in cumulative pre-tax losses in the three-year period ending with the current quarter which is objectively verifiable negative evidence regarding future profitability. Cumulative pre-tax losses from continuing operations adjusted for the reduction in interest expense resulting from the Refinancing and the settlement of the 2022 Convertible Notes (as defined below) result in positive normalized income over the same three-year period. This is objectively verifiable positive evidence of our ability to generate positive earnings in the future.

When there is a recent history of operating losses and a return to operating profitability has not yet been demonstrated, we cannot rely on projections of future earnings for purposes of assessing recoverability of our deferred tax assets and instead must use our historical earnings for this assessment. In such cases, we use systematic and logical methods to estimate when deferred tax assets will reverse and generate tax deductions. The selection of methodologies and assessment of when temporary differences will result in deductible amounts involves significant management judgment and is inherently complex and subjective. Our determination that we are more likely than not to realize a portion of our deferred tax assets represents our best estimate and considers both positive and negative factors. We considered positive factors including the sale of our CA business, the reduction in interest expense resulting from the Refinancing and the settlement of the 2022 Convertible Notes, strong demand for our products and services and pre-tax income from continuing operations in the fiscal year ended December 31, 2022 and the third and fourth fiscal quarters of 2021. The negative factors included cumulative pre-tax losses from continuing operations in the three-year period ending with the current quarter and our relatively short history of pre-tax income from continuing operations. It is possible that there will be changes in our business, our performance, our industry or otherwise that cause actual results to differ materially from this estimate. If those changes result in significant and sustained reductions in our pre-tax income or utilization of existing tax carryforwards in future periods, additional valuation allowances may have to be recorded with corresponding adverse impacts on earnings and/or other comprehensive income. Such adverse impacts may be material.

For the year ended December 31, 2022, our determination that we are more likely than not to realize a portion of our deferred tax assets resulted in a release of approximately $11.4 million of our valuation allowance. The remaining valuation allowance is still required for deferred tax assets related to certain state and foreign NOLs, capital losses, and the Section 163(j) interest limitation carryforward, as we determined that it was more likely than not that, as of December 31, 2022, these deferred tax assets will not be realized.

See Note 15, "Income Tax," to our consolidated financial statements for additional information.

Recent Accounting Pronouncements

See Note 2, "Summary of Significant Accounting Policies," to our consolidated financial statements for additional information.

Results of Operations

The following table sets forth, for the periods presented, certain data from our consolidated statements of operations. The information contained in the table below should be read in conjunction with our consolidated financial statements and related notes.

Consolidated Statements of Operations Data
(in thousands)

| | For the Years Ended December 31, | | |
	2022	2021	2020
Revenue:			
Service revenue	$ 296,329	$ 259,583	$ 211,987
Equipment revenue	107,738	76,133	57,731
Total revenue	404,067	335,716	269,718
Operating expenses:			
Cost of service revenue (exclusive of items shown below)	64,427	56,103	45,073
Cost of equipment revenue (exclusive of items shown below)	71,473	46,092	39,299
Engineering, design and development	29,587	24,874	25,227
Sales and marketing	25,471	20,985	15,135
General and administrative	58,203	51,554	54,467
Depreciation and amortization	12,580	15,482	14,166
Total operating expenses	261,741	215,090	193,367
Operating income	142,326	120,626	76,351
Other (income) expense:			
Interest income	(2,386)	(191)	(722)
Interest expense	38,872	67,472	125,787
Loss on extinguishment of debt and settlement of convertible notes	—	83,961	—
Other (income) expense	123	25	(9)
Total other expense	36,609	151,267	125,056
Income (loss) from continuing operations before income taxes	105,717	(30,641)	(48,705)
Income tax provision (benefit)	13,658	(187,230)	(146)
Net income (loss) from continuing operations	92,059	156,589	(48,559)
Net loss from discontinued operations, net of tax	—	(3,854)	(201,477)
Net income (loss)	$ 92,059	$ 152,735	$ (250,036)

Years Ended December 31, 2022 and 2021

Revenue:

Revenue and percent change for the years ended December 31, 2022 and 2021 were as follows *(in thousands, except for percent change)*:

| | For the Years Ended December 31, | | % Change |
	2022	2021	2022 over 2021
Service revenue	$ 296,329	$ 259,583	14.2%
Equipment revenue	107,738	76,133	41.5%
Total revenue	$ 404,067	$ 335,716	20.4%

Revenue increased to $404.1 million for the year ended December 31, 2022, as compared with $335.7 million for the prior year, due to increases in service and equipment revenue.

Service revenue increased to $296.3 million for the year ended December 31, 2022, as compared with $259.6 million for the prior year, primarily due to increases in ATG aircraft online and average monthly service revenue per ATG aircraft online. Average monthly service revenue per ATG unit online increased to $3,349 for the year ended December 31, 2022, as compared with $3,238 for the prior year.

Equipment revenue increased to $107.7 million for the year ended December 31, 2022, as compared with $76.1 million for the prior year, primarily due to increases in the number of ATG units sold, with 1,334 ATG units sold during the year ended December 31, 2022 as compared with 869 units for the prior year.

We expect service revenue to increase in the future as additional ATG aircraft come online and average monthly connectivity service revenue per ATG aircraft online increases, due in part to the expected impact of the launch of Gogo 5G. We expect equipment revenue to increase in the future as a larger number of ATG units, including Gogo 5G units, are sold. In addition, we expect further revenue growth as we launch Global Broadband.

Cost of Revenue:

Cost of service revenue and percent change for the years ended December 31, 2022 and 2021 were as follows *(in thousands, except for percent change)*:

	For the Years Ended December 31,		% Change
	2022	2021	2022 over 2021
Cost of service revenue	$ 64,427	$ 56,103	14.8%
Cost of equipment revenue	$ 71,473	$ 46,092	55.1%

Cost of service revenue increased to $64.4 million for the year ended December 31, 2022, as compared with $56.1 million for the prior year, primarily due to increases in personnel costs and ATG network costs as well as a credit for regulatory surcharges included in the prior year, with no corresponding credit in the current year.

We expect cost of service revenue to increase over time, primarily due to service revenue growth and increasing ATG network costs associated with Gogo 5G. In addition, we expect cost of service revenue to increase as we launch Global Broadband.

Cost of equipment revenue increased to $71.5 million for the year ended December 31, 2022, as compared with $46.1 million for the prior year, primarily due to an increase in ATG units sold.

We expect that our cost of equipment revenue will increase with growth in ATG units sold, including Gogo 5G units following the launch of that service, and Global Broadband units sold following the launch of that service.

Engineering, Design and Development Expenses:

Engineering, design and development expenses increased to $29.6 million for the year ended December 31, 2022, as compared with $24.9 million for the prior year, primarily due to commencement of the Global Broadband development program.

We expect engineering, design and development expenses as a percentage of service revenue to increase over the next two years, driven by Global Broadband development costs and Gogo 5G program spend, and decrease over the long term as the level of investment decreases and revenue increases.

Sales and Marketing Expenses:

Sales and marketing expenses increased to $25.5 million for the year ended December 31, 2022, as compared with $21.0 million for the prior year, primarily due to increased personnel, travel, promotional and advertising expenses.

We expect sales and marketing expenses as a percentage of service revenue to remain relatively flat in the future.

General and Administrative Expenses:

General and administrative expenses increased to $58.2 million for the year ended December 31, 2022, as compared with $51.6 million for the prior year, primarily due to increases in legal expenses and stock-based compensation expense.

We expect general and administrative expenses as a percentage of service revenue to decrease over time.

Depreciation and Amortization:

Depreciation and amortization expense decreased to $12.6 million for the year ended December 31, 2022, as compared with $15.5 million for the prior year, primarily due to decreased amortization expense for capitalized software.

We expect that our depreciation and amortization expense will increase in the future as we launch our Gogo 5G network.

Other (Income) Expense:

Other (income) expense and percent change for the years ended December 31, 2022 and 2021 were as follows *(in thousands, except for percent change)*:

	For the Years Ended December 31,		% Change 2022 over
	2022	**2021**	**2021**
Interest income	$ (2,386)	$ (191)	1149.2%
Interest expense	38,872	67,472	(42.4)%
Loss on extinguishment of debt and settlement of convertible notes	—	83,961	nm
Other expense, net	123	25	392.0%
Total	$ 36,609	$ 151,267	(75.8)%

Percentage changes that are considered not meaningful are denoted with nm.

Total other expense decreased to $36.6 million for the year ended December 31, 2022, as compared with $151.3 million for the prior year, primarily due to the prior year including the loss on extinguishment of debt and settlement of convertible notes as well as lower interest expense in the current year as a result of the Refinancing, the benefit from our interest rate caps and the conversion of all outstanding 2022 Convertible Notes that occurred in May 2022.

We expect our interest expense to fluctuate with changes in the variable rates associated with the Facilities, with increases partially offset by the impact of our interest rate caps. See Note 9, "Long-Term Debt and Other Liabilities," to our consolidated financial statements for additional information.

Income Taxes:

The effective income tax rate for the year ended December 31, 2022 was 12.9%, as compared with 611.0% for the prior year. The income tax expense of $13.7 million for the year ended December 31, 2022 was primarily due to pre-tax income, partially offset by the partial release of the valuation allowance against our deferred income tax assets and the tax benefits associated with stock-based compensation. The income tax benefit of $187.2 million for the year ended December 31, 2021 was a result of a partial release of the valuation allowance related to our deferred income tax assets during the year. See Note 15, "Income Tax," to our consolidated financial statements for additional information.

We expect our income tax provision to increase in the long term as we continue to generate positive pre-tax income, which we expect to be at least partially offset by reversals of our valuation allowance within the next twelve months.

Discontinued Operations:

For the year ended December 31, 2021, the loss from discontinued operations of $3.9 million was primarily related to stock-based compensation expense, partially offset by the recognition of a gain on sale of discontinued operations recorded as a deferred gain on sale at December 31, 2020.

See Note 20, "Discontinued Operations," to our consolidated financial statements for additional information.

Years Ended December 31, 2021 and 2020

"Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" of our Annual Report on Form 10-K for the year ended December 31, 2021, filed with the SEC on March 3, 2022, includes a discussion of changes in our results of operations from fiscal year 2020 to fiscal year 2021.

Non-GAAP Measures

In our discussion below, we discuss Adjusted EBITDA and Free Cash Flow, as defined below, which are non-GAAP financial measurements. Management uses Adjusted EBITDA and Free Cash Flow for business planning purposes, including managing our business against internally projected results of operations and measuring our performance and liquidity. These supplemental performance measures also provide another basis for comparing period-to-period results by excluding potential differences caused by non-operational and unusual or non-recurring items. These supplemental performance measures may vary from and may not be comparable to similarly titled measures used by other companies. Adjusted EBITDA and Free Cash Flow are not recognized measurements under GAAP; when analyzing our performance with Adjusted EBITDA or liquidity with Free Cash Flow, as applicable, investors should (i) evaluate each adjustment in our reconciliation to the corresponding GAAP measure, and the explanatory footnotes regarding those adjustments, (ii) use Adjusted EBITDA in addition to, and not as an alternative to, net income (loss) attributable to common stock as a measure of operating results and (iii) use Free Cash Flow in addition to, and not as an alternative to, consolidated net cash provided by operating activities when evaluating our liquidity.

Definition and Reconciliation of Non-GAAP Measures

EBITDA represents net income (loss) attributable to common stock before interest expense, interest income, income taxes and depreciation and amortization expense.

Adjusted EBITDA represents EBITDA adjusted for (i) stock-based compensation expense included in the results of continuing operations, (ii) the results of discontinued operations, including stock-based compensation expense and the gain on the sale of CA, (iii) loss on extinguishment of debt and settlement of convertible notes and (iv) separation costs related to the sale of CA. Our management believes that the use of Adjusted EBITDA eliminates items that management believes have less bearing on our operating performance, thereby highlighting trends in our core business which may not otherwise be apparent. It also provides an assessment of controllable expenses, which are indicators management uses to determine whether current spending decisions need to be adjusted in order to meet financial goals and achieve optimal financial performance.

We believe that the exclusion of stock-based compensation expense from Adjusted EBITDA is appropriate given the significant variation in expense that can result from using the Black-Scholes model to determine the fair value of such compensation. The fair value of our stock options is determined using the Black-Scholes model and varies based on fluctuations in the assumptions used in this model, including inputs that are not necessarily directly related to the performance of our business, such as the expected volatility, the risk-free interest rate and the expected term of the options. Therefore, we believe that the exclusion of this cost provides a clearer view of the operating performance of our business. Further, stock option grants made at a certain price and point in time do not necessarily reflect how our business is performing at any particular time. While we believe that investors should have information about any dilutive effect of outstanding options and the cost of that compensation, we also believe that stockholders should have the ability to consider our performance using a non-GAAP financial measure that excludes these costs and that management uses to evaluate our business.

We believe it is useful for an understanding of our operating performance to exclude the results of our discontinued operations from Adjusted EBITDA because they are not part of our ongoing operations.

We believe it is useful for an understanding of our operating performance to exclude the loss on extinguishment of debt and settlement of convertible notes from Adjusted EBITDA because this activity is not related to our operating performance.

We believe it is useful for an understanding of our operating performance to exclude separation costs related to the sale of CA from Adjusted EBITDA for the year ended December 31, 2021 because of the non-recurring nature of this activity.

We also present Adjusted EBITDA as a supplemental performance measure because we believe that this measure provides investors, securities analysts and other users of our consolidated financial statements with important supplemental information with which to evaluate our performance and to enable them to assess our performance on the same basis as management.

Free Cash Flow represents net cash provided by operating activities, plus the proceeds from our interest rate caps, less purchases of property and equipment and the acquisition of intangible assets and cash paid to purchase our interest rate caps. We believe that Free Cash Flow provides meaningful information regarding our liquidity.

To conform to current year presentation, we included the cash paid for our interest rate caps in Free Cash Flow for the year ended December 31, 2021. We believe it is useful for an understanding of our liquidity to include the cash flows associated with interest rate caps to facilitate a more consistent comparison of net cash paid for interest and the interest rate changes for which we are hedged.

Gogo Inc. and Subsidiaries
Reconciliation of GAAP to Non-GAAP Measures
(in thousands, except per share amounts)
(unaudited)

	For the Years Ended December 31,		
	2022	2021	2020
Adjusted EBITDA:			
Net income (loss) attributable to common stock (GAAP)	$ 92,059	$ 152,735	$ (250,036)
Interest expense	38,872	67,472	125,787
Interest income	(2,386)	(191)	(722)
Income tax provision (benefit)	13,658	(187,230)	(146)
Depreciation and amortization	12,580	15,482	14,166
EBITDA	154,783	48,268	(110,951)
Stock-based compensation expense	19,065	13,345	7,808
Loss from discontinued operations	—	3,854	201,477
Loss on extinguishment of debt and settlement of convertible notes	—	83,961	—
Separation costs related to CA sale	—	1,550	—
Adjusted EBITDA	$ 173,848	$ 150,978	$ 98,334
Free Cash Flow:			
Net cash provided by operating activities (GAAP)	$ 103,405	$ 66,697	$ 4,513
Consolidated capital expenditures	(49,914)	(8,660)	(8,990)
Proceeds from (purchase of) interest rate caps	4,292	(8,629)	—
Free cash flow	$ 57,783	$ 49,408	$ (4,477)

Material limitations of Non-GAAP measures

Although EBITDA, Adjusted EBITDA and Free Cash Flow are measurements frequently used by investors and securities analysts in their evaluations of companies, EBITDA, Adjusted EBITDA and Free Cash Flow each have limitations as an analytical tool, and you should not consider them in isolation or as a substitute for, or more meaningful than, amounts determined in accordance with GAAP.

Some of these limitations include:

- EBITDA and Adjusted EBITDA do not reflect interest income or expense;

- EBITDA and Adjusted EBITDA do not reflect cash requirements for our income taxes;

- EBITDA and Adjusted EBITDA do not reflect depreciation and amortization, which are significant and unavoidable operating costs given the level of capital expenditures needed to maintain our business;

- Adjusted EBITDA does not reflect non-cash components of employee compensation;

- Adjusted EBITDA does not reflect the results of discontinued operations;

- Adjusted EBITDA for the year ended December 31, 2021 does not reflect the separation costs related to the sale of CA;

- Adjusted EBITDA does not reflect the loss on extinguishment of debt and settlement of convertible notes;

- Free Cash Flow does not represent the total increase or decrease in our cash balance for the period; and

- since other companies in our industry or related industries may calculate these measures differently from the way we do, their usefulness as comparative measures may be limited.

Liquidity and Capital Resources

We have historically financed our growth and cash needs primarily through the issuance of common stock, non-convertible debt, senior convertible preferred stock, convertible debt, credit facilities and cash from operating activities. We continually evaluate our ongoing capital needs in light of increasing demand for our services, capacity requirements, evolving user expectations regarding the in-flight connectivity experience, evolving technologies in our industry and related strategic, operational and technological opportunities. If needed, we consider opportunities to raise additional capital in the public and private markets, utilizing one or more of the types of capital raising transactions through which we have historically financed our growth and cash needs, as well as other means of capital raising not previously used by us.

See the disclosure below under the heading "Debt Instruments" for the definitions of the debt and convertible debt instruments to which we refer in this section, as well as the indentures and other agreements that govern them.

Based on our current plans, we expect that our cash and cash equivalents, cash flows provided by operating activities and access to capital markets will be sufficient to meet the cash requirements of our business, including capital expenditure requirements and debt maturities, for at least the next twelve months and thereafter for the foreseeable future.

As detailed in Note 9, "Long-Term Debt and Other Liabilities," on April 30, 2021, GIH entered into the 2021 Credit Agreement with Gogo, the lenders and issuing banks party thereto and Morgan Stanley Senior Funding, Inc., as administrative agent, which provides for the Term Loan Facility in an aggregate principal amount of $725.0 million, issued with a discount of 0.5%, and the Revolving Facility, which includes a letter of credit sub-facility.

On February 2, 2023, Gogo and GIH entered into an amendment to the Original 2021 Credit Agreement with Morgan Stanley Senior Funding, Inc., as administrative agent, which replaced all references in the Original 2021 Credit Agreement to LIBOR in respect of the applicable interest rates for the Facilities with an adjusted term SOFR rate, plus a credit spread adjustment based on the Alternative Reference Rates Committee recommended spread adjustment.

The Term Loan Facility amortizes in nominal quarterly installments equal to 1% of the aggregate initial principal amount thereof per annum, with the remaining balance payable upon final maturity on April 30, 2028. There are no amortization payments under the Revolving Facility, and all borrowings under the Revolving Facility mature on April 30, 2026.

The 2021 Credit Agreement contains covenants that limit the ability of GIH and its subsidiaries to incur additional indebtedness. Further, market conditions and/or our financial performance may limit our access to additional sources of equity or debt financing, or our ability to pursue potential strategic alternatives. As a result, we may be unable to finance the growth of our business to the extent that our cash, cash equivalents and short-term investments and cash generated through operating activities prove insufficient or we are unable to raise additional financing through the issuance of equity, permitted incurrences of debt (by us or by GIH and its subsidiaries), or the pursuit of potential strategic alternatives.

The proceeds of the Term Loan Facility were used, together with cash on hand, (i) to redeem in full and pay the outstanding principal amount of the 2024 Senior Secured Notes together with accrued and unpaid interest and redemption premiums and to pay fees associated with the termination of the ABL Credit Agreement (together with the redemption of the 2024 Senior Secured Notes, the "Refinancing"), and (ii) to pay fees and expenses incurred in connection with the Refinancing and the Facilities (the "Transaction Costs"). The Revolving Facility is available for working capital and general corporate purposes of Gogo and its subsidiaries and was undrawn as of December 31, 2022.

In May 2022, the remaining $102.8 million aggregate principal amount of the 2022 Convertible Notes was converted by holders into 17,131,332 shares of common stock.

In May 2021, we purchased interest rate caps with an aggregate notional amount of $650.0 million for $8.6 million. We receive payments in the amounts calculated pursuant to the caps for any period in which the three-month USD LIBOR rate increases beyond the applicable strike rate. The termination date of the cap agreements is July 31, 2027. The notional amounts of the interest rate caps periodically decrease over the life of the caps with the first reduction of $125 million occurring on July 31, 2023. While the interest rate caps are intended to limit our interest rate exposure under our variable rate indebtedness, which includes the Facilities, if our variable rate indebtedness does not decrease in proportion to the periodic decreases in the notional amount hedged under the interest rate caps, then the portion of such indebtedness that will be effectively hedged against possible increases in interest rates will decrease. In addition, the strike prices periodically increase over the life of the caps. As a result, the extent to which the interest rate caps will limit our interest rate exposure will decrease in the future.

For additional information on the interest rate caps, see Note 10, "Derivative Instruments and Hedging Activities," to our consolidated financial statements.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations, comprised of our material future cash requirements and deferred revenue arrangements, as of December 31, 2022 *(in thousands)*.

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual Obligations:					
Finance lease obligations	$ 147	$ 141	$ 4	$ 2	$ —
Operating lease obligations	113,682	14,499	29,314	27,239	42,630
Purchase obligations [1]	369,180	123,731	64,909	10,500	170,040
Term Loan Facility [2]	714,125	7,250	14,500	14,500	677,875
Interest and fees on the Facilities [2][3]	309,035	59,240	116,839	114,278	18,678
Deferred revenue arrangements [4]	3,430	3,418	12	—	—
Other long-term obligations [5]	41,405	9,146	4,723	1,865	25,671
Total	$ 1,551,004	$ 217,425	$ 230,301	$ 168,384	$ 934,894

(1) As of December 31, 2022, our outstanding purchase obligations represented obligations to vendors incurred in order to meet operational requirements in the normal course of business, including the build out of Gogo 5G, Global Broadband, information technology, research and development, sales and marketing, general and administrative and production related activities.

(2) See Note 9, "Long-Term Debt and Other Liabilities," to our consolidated financial statements for more information.

(3) Interest on the Term Loan Facility is calculated for future periods using the interest rate in effect as of December 31, 2022.

(4) Amounts represent obligations to provide services for which we have already received cash from our customers.

(5) Other long-term obligations consist of estimated payments (undiscounted) for our asset retirement obligations, network transmission services and monthly payments of C$0.1 million (using the December 31, 2022 exchange rate) to the licensor of our Canadian ATG spectrum license over the estimated 25-year term of the agreement. Other long-term obligations exclude tax liability payments due to the uncertainty of their timing.

Contractual Commitments: We have agreements with various vendors under which we have remaining commitments to purchase hardware components and development services. Such commitments will become payable as we receive the hardware components or as development services are provided. See Note 17, "Commitments and Contingencies," to our consolidated financial statements for additional information.

Leases and Cell Site Contracts: We have lease agreements relating to certain facilities and equipment, which are considered operating leases. See Note 16, "Leases," to our consolidated financial statements for additional information.

Indemnifications and Guarantees: In accordance with Delaware law, we indemnify our officers and directors for certain events or occurrences while the officer or director is, or was, serving at our request in such capacity. The maximum potential amount of future payments we could be required to make under this indemnification is uncertain and may be unlimited, depending upon circumstances. However, our Directors' and Officers' insurance does provide coverage for certain of these losses.

In the ordinary course of business, we may occasionally enter into agreements pursuant to which we may be obligated to pay for the failure of performance of others, such as the use of corporate credit cards issued to employees. Based on historical experience, we believe that the risk of sustaining any material loss related to such guarantees is remote.

We have entered into a number of agreements pursuant to which we indemnify the other party for losses and expenses suffered or incurred in connection with any patent, copyright, or trademark infringement or misappropriation claim asserted by a third party with respect to our equipment or services. The maximum potential amount of future payments we could be required to make under these indemnification agreements is uncertain and is typically not limited by the terms of the agreements.

Cash Flows

The following table presents a summary of our cash flow activity for the periods set forth below *(in thousands)*:

	For the Years Ended December 31,		
	2022	**2021**	**2020**
Cash flows from continuing operations:			
Net cash provided by operating activities	$ 103,405	$ 66,697	$ 4,513
Net cash used in investing activities	(70,418)	(16,289)	(8,990)
Net cash provided by (used in) financing activities	(28,388)	(331,037)	44,479
Net cash provided by (used in) discontinued operations	—	(9,013)	220,139
Effect of foreign exchange rate changes on cash	13	40	(1,946)
Increase (decrease) in cash, cash equivalents and restricted cash	4,612	(289,602)	258,195
Cash, cash equivalents and restricted cash at beginning of period	146,268	435,870	177,675
Cash, cash equivalents and restricted cash at end of period	$ 150,880	$ 146,268	$ 435,870
Supplemental information:			
Cash, cash equivalents and restricted cash at end of period	$ 150,880	$ 146,268	$ 435,870
Less: current restricted cash	—	25	525
Less: non-current restricted cash	330	330	—
Cash and cash equivalents at end of period	$ 150,550	$ 145,913	$ 435,345

Following is a discussion of the year-over-year changes in cash flow activities.

Net cash provided by operating activities from continuing operations:

The following table presents a summary of our cash flows from operating activities from continuing operations for the periods set forth below *(in thousands)*:

	For the Years Ended December 31,		
	2022	**2021**	**2020**
Net income (loss)	$ 92,059	$ 156,589	$ (48,559)
Non-cash charges and credits	51,110	(69,027)	42,677
Changes in operating assets and liabilities	(39,764)	(20,865)	10,395
Net cash provided by operating activities from continuing operations	$ 103,405	$ 66,697	$ 4,513

For the year ended December 31, 2022, cash provided by operating activities from continuing operations was $103.4 million, as compared with cash provided by operating activities from continuing operations of $66.7 million for the prior year. The principal contributors to the increase in operating cash flows were:

- A $55.6 million improvement in net income and non-cash charges and credits, as noted above under "—Results of Operations."

- An $18.9 million decrease in cash flows related to operating assets and liabilities resulting from:

  o A decrease in cash flows primarily due to the following:

     ▪ Changes in accounts receivable due to higher revenue;

     ▪ Changes in inventories due to additional purchases to meet increased demand and manage supply chain disruptions; and

     ▪ Changes in accounts payable and non-current assets and liabilities primarily due to the timing of payments.

  o Partially offset by an increase in cash flows due to the following:

     ▪ Changes in accrued interest primarily due to the timing of interest payments as compared with the prior year and lower interest expense resulting from the Refinancing; and

     ▪ Changes in contract assets and deferred revenue due to the timing of revenue recognition and payment or collection of cash.

For the year ended December 31, 2021, cash provided by operating activities from continuing operations was $66.7 million, as compared with cash provided by operating activities from continuing operations of $4.5 million for the prior year. The principal contributors to the increase in operating cash flows were:

- A $93.4 million improvement in net income (loss) and non-cash charges and credits, as noted above under "—Results of Operations."

- A $31.3 million decrease in cash flows related to operating assets and liabilities resulting from:

  o A decrease in cash flows primarily due to the following:

    ▪ Changes in inventories due to increased equipment purchases;

    ▪ Changes in accrued interest primarily due to the timing of payments as compared to the prior year and the reduced interest resulting from the Refinancing; and

    ▪ Changes in prepaid expenses, accounts payable and accrued liabilities due primarily to the timing of payments.

  o Partially offset by an increase in cash flows due to changes in contract assets as compared to the prior year.

Cash paid for taxes totaled $0.4 million for each of the years ended December 31, 2022, 2021 and 2020. We expect cash tax payments to be immaterial for an extended period of time, subject to the availability of our net operating losses.

Net cash used in investing activities from continuing operations:

Cash used in investing activities from continuing operations was $70.4 million, $16.3 million and $9.0 million, respectively, for the years ended December 31, 2022, 2021 and 2020. Investing activities are primarily comprised of capital expenditures related to software development, data center upgrades and cell site construction. Cash used in investing activities for the year ended December 31, 2022 included proceeds of $4.3 million from interest rate caps, while cash used in investing activities for the year ended December 31, 2021 included $8.6 million for the purchase of interest rate caps. Additionally, cash used in investing activities for the year ended December 31, 2022 included the purchase of short-term investments for $24.8 million.

Net cash provided by (used in) financing activities from continuing operations:

Cash used in financing activities from continuing operations for the year ended December 31, 2022 was $28.4 million, primarily due to the repurchase of 1.5 million shares of common stock in a private transaction and principal repayments on the Term Loan Facility. See Note 3, "Earnings (Loss) Per Share," to our consolidated financial statements for additional information on the repurchase of common stock.

Cash used in financing activities from continuing operations for the year ended December 31, 2021 was $331.0 million, primarily due to the redemption of all of our outstanding 2024 Senior Secured Notes (including the make-whole premium payable under the indenture governing the 2024 Senior Secured Notes) for a redemption price totaling $1,023.1 million and the payment of $20.3 million of deferred financing fees associated with the issuance of the Facilities, offset in part by $721.4 million of gross proceeds from the Term Loan Facility.

Cash provided by financing activities from continuing operations for the year ended December 31, 2020 was $44.5 million, primarily due to the $51.8 million of proceeds from the issuance of additional 2024 Senior Secured Notes, offset by the repurchase of convertible notes, payments on finance leases and stock-based compensation activity.

Net cash used in discontinued operations:

Cash used in discontinued operations for the year ended December 31, 2021 was $9.0 million, primarily due to $7.8 million used in investing activities for a payment to Intelsat in settlement of working capital adjustments relating to the Transaction and $1.2 million used in operating activities primarily to pay the employer portion of taxes related to the vesting of equity awards and the exercise of stock options.

Capital Expenditures

Our business requires significant capital expenditures, primarily for technology development, equipment and capacity expansion. Capital spending for continuing operations for the periods presented in this report is associated with the expansion of our ATG network and data centers. We capitalized software development costs related to network technology solutions and new product/service offerings. We also capitalized costs related to the build-out of our office locations. For the year ended December 31, 2020, capital expenditures for our former CA business, presented as discontinued operations, included the purchase of airborne equipment related to the roll out and/or upgrade of service to our former airline partners' fleets.

Capital expenditures for continuing operations for the years ended December 31, 2022, 2021 and 2020 were $49.9 million, $8.7 million and $9.0 million, respectively. The increase in capital expenditures in 2022 as compared to 2021 was primarily due to the build out of Gogo 5G, and the decrease in capital expenditures in 2021 as compared with 2020 was primarily due a decrease in capitalized software, partially offset by an increase in network-related equipment.

We expect that our capital expenditures will decrease over time as we complete the Gogo 5G program.

Debt Instruments

Following is a discussion of the debt instruments we had in place as of December 31, 2022 as well as those we utilized during the years ended December 31, 2022, 2021 and 2020.

2021 Credit Agreement

On April 30, 2021, Gogo Intermediate Holdings LLC (a wholly owned subsidiary of Gogo Inc.) ("GIH") entered into a credit agreement (the "Original 2021 Credit Agreement," and, as it may be amended, supplemented or otherwise modified from time to time, the "2021 Credit Agreement") among Gogo, GIH, the lenders and issuing banks party thereto and Morgan Stanley Senior Funding, Inc., as administrative agent, which provides for (i) a term loan credit facility (the "Term Loan Facility") in an aggregate principal amount of $725.0 million, issued with a discount of 0.5%, and (ii) a revolving credit facility (the "Revolving Facility" and together with the Term Loan Facility, the "Facilities") of up to $100.0 million, which includes a letter of credit sub-facility.

On February 2, 2023, Gogo and GIH entered into an amendment to the Original 2021 Credit Agreement with Morgan Stanley Senior Funding, Inc., as administrative agent, which replaced all references in the Original 2021 Credit Agreement to LIBOR in respect of the applicable interest rates for the Facilities with an adjusted term SOFR rate, plus a credit spread adjustment based on the Alternative Reference Rates Committee recommended spread adjustment.

The Term Loan Facility amortizes in nominal quarterly installments equal to 1% of the aggregate initial principal amount thereof per annum, with the remaining balance payable upon final maturity on April 30, 2028. There are no amortization payments under the Revolving Facility, and all borrowings under the Revolving Facility mature on April 30, 2026.

The Term Loan Facility bears annual interest at a floating rate measured by reference to, at GIH's option, either (i) an adjusted term SOFR rate (subject to a floor of 0.75%) plus an applicable margin of 3.75% and a credit spread adjustment based on the Alternative Reference Rates Committee recommended spread adjustments or (ii) an alternate base rate plus an applicable margin of 2.75%.

Loans outstanding under the Revolving Facility bear annual interest at a floating rate measured by reference to, at GIH's option, either (i) an adjusted term SOFR rate (subject to a floor of 0.00%) plus an applicable margin ranging from 3.25% to 3.75% per annum depending on GIH's senior secured first lien net leverage ratio and a credit spread adjustment based on the Alternative Reference Rates Committee recommended spread adjustments or (ii) an alternate base rate plus an applicable margin ranging from 2.25% to 2.75% per annum depending on GIH's senior secured first lien net leverage ratio. Additionally, unused commitments under the Revolving Facility are subject to a fee ranging from 0.25% to 0.50% per annum depending on GIH's senior secured first lien net leverage ratio. As of December 31, 2022, the fee for unused commitments under the Revolving Facility was 0.25% and the applicable margin was 3.25%.

The Facilities may be prepaid at GIH's option at any time without premium or penalty (other than customary breakage costs), subject to minimum principal payment amount requirements. Subject to certain exceptions and de minimis thresholds, the Term Loan Facility is subject to mandatory prepayments in an amount equal to: (i) 100% of the net cash proceeds of certain asset sales, insurance recovery and condemnation events, subject to reduction to 50% and 0% if specified senior secured first lien net leverage ratio targets are met; (ii) 100% of the net cash proceeds of certain debt offerings; and (iii) 50% of annual excess cash flow (as defined in the 2021 Credit Agreement), subject to reduction to 25% and 0% if specified senior secured first lien net leverage ratio targets are met.

The Revolving Facility includes a financial covenant set at a maximum senior secured first lien net leverage ratio of 7.50:1.00, which will apply if the outstanding amount of loans and unreimbursed letter of credit drawings thereunder at the end of any fiscal quarter exceeds 35% of the aggregate of all commitments thereunder.

The 2021 Credit Agreement contains customary events of default, which, if any of them occurred, would permit or require the principal, premium, if any, and interest on all of the then outstanding obligations under the Facilities to be due and payable immediately and the commitments under the Revolving Facility to be terminated.

2022 Convertible Notes

In November and December 2018, we issued a total of $237.8 million aggregate principal amount of 6.00% Convertible Senior Notes due 2022 (the "2022 Convertible Notes") in private offerings to qualified institutional buyers, including pursuant to Rule 144A under the Securities Act, and in concurrent private placements.

In January 2021, $1.0 million aggregate principal amount of 2022 Convertible Notes was converted by holders and settled through the issuance of 166,666 shares of common stock.

On March 17, 2021, Gogo entered into separate, privately negotiated exchange agreements (the "March 2021 Exchange Agreements") with certain holders of 2022 Convertible Notes. Pursuant to the March 2021 Exchange Agreements, such holders exchanged a total of $28,235,000 aggregate principal amount of 2022 Convertible Notes for 5,121,811 shares of our common stock on March 24, 2021. The negotiated exchange rate under the March 2021 Exchange Agreements was 181.40 shares of common stock per

$1,000 principal amount of the 2022 Convertible Notes, which resulted in a loss on settlement of $4.4 million, which is included in Loss on extinguishment of debt and settlement of convertible notes in our consolidated statements of operations for the year ended December 31, 2021.

On April 1, 2021, Gogo entered into a privately negotiated exchange agreement (the "GTCR Exchange Agreement") with an affiliate of funds managed by GTCR. Pursuant to the GTCR Exchange Agreement, GTCR exchanged $105,726,000 aggregate principal amount of 2022 Convertible Notes for 19,064,529 shares of our common stock on April 9, 2021. The negotiated exchange rate under the GTCR Exchange Agreement was 180.32 shares of common stock per $1,000 principal amount of 2022 Convertible Notes, which resulted in a loss on settlement of $14.6 million, which is included in Loss on extinguishment of debt and settlement of convertible notes in our consolidated statements of operations for the year ended December 31, 2021.

In May 2022, the remaining $102,788,000 aggregate principal amount of 2022 Convertible Notes was converted by holders into 17,131,332 shares of common stock. As of December 31, 2022, there were no outstanding 2022 Convertible Notes.

2024 Senior Secured Notes

On April 25, 2019 (the "Issue Date"), GIH and Gogo Finance Co. Inc. (a wholly owned subsidiary of GIH) ("Gogo Finance" and, together with GIH, the "Issuers") issued $905.0 million aggregate principal amount of 9.875% senior secured notes due 2024 (the "2024 Senior Secured Notes"), at a price equal to 99.512% of their face value, under an indenture, dated as of April 25, 2019, among the Issuers, Gogo, the subsidiary guarantors party thereto and U.S. Bank National Association, as trustee.

The Issuers issued an additional $20.0 million of 2024 Senior Secured Notes on May 7, 2019, which were issued at a price equal to 100.5% of their face value, and $50.0 million of 2024 Senior Secured Notes on November 13, 2020, which were issued at a price equal to 103.5% of their face value.

The 2024 Senior Secured Notes were guaranteed on a senior secured basis by Gogo and all of GIH's existing and future restricted subsidiaries (other than Gogo Finance), subject to certain exceptions. The 2024 Senior Secured Notes and the related guarantees were secured by certain liens on the Company's collateral, certain of which were released upon the closing of the Transaction and the remainder on the Redemption Date as defined below.

The 2024 Senior Secured Notes were redeemed on May 1, 2021 (the "Redemption Date") at a redemption price equal to 104.938% of the principal amount of the 2024 Senior Secured Notes redeemed, plus accrued and unpaid interest to (but not including) the Redemption Date. The make-whole premium paid in connection with the redemption was $48.1 million and we wrote off the remaining unamortized deferred financing costs of $15.2 million and the remaining debt discount of $1.3 million, which together are included in Loss on extinguishment of debt and settlement of convertible notes in our consolidated statements of operations for the year ended December 31, 2021.

ABL Credit Facility

On August 26, 2019, Gogo Inc., GIH and Gogo Finance entered into a credit agreement (the "ABL Credit Agreement") with the other loan parties party thereto, the lenders party thereto, JPMorgan Chase Bank, N.A., as administrative agent, and Morgan Stanley Senior Funding, Inc., as syndication agent, which provides for an asset-based revolving credit facility (the "ABL Credit Facility") of up to $30.0 million, subject to borrowing base availability, and includes letter of credit and swingline sub-facilities. The obligations under the ABL Credit Agreement were guaranteed by Gogo and all of its existing and future subsidiaries, subject to certain exceptions and secured by certain collateral of the Company. On April 30, 2021, the ABL Credit Agreement and all commitments thereunder were terminated. As a result of the termination, the remaining unamortized deferred financing costs of $0.3 million were written off as of May 1, 2021 and included in Loss on extinguishment of debt and settlement of convertible notes in our consolidated statements of operations for the year ended December 31, 2021.

2020 Convertible Notes

In March 2015, we issued $361.9 million aggregate principal amount of 3.75% Convertible Senior Notes due 2020 (the "2020 Convertible Notes") in a private offering to qualified institutional buyers, pursuant to Rule 144A under the Securities Act. In 2018 and 2019, we repurchased a total of $359.4 million aggregate principal amount of the 2020 Convertible Notes, and on March 1, 2020, the remaining $2.5 million aggregate principal amount of the 2020 Convertible Notes matured.

Forward Transactions

In connection with the issuance of the 2020 Convertible Notes, we paid approximately $140.0 million to enter into prepaid forward stock repurchase transactions (the "Forward Transactions") with certain financial institutions (the "Forward Counterparties"), pursuant to which we purchased approximately 7.2 million shares of common stock for settlement on or around the March 1, 2020 maturity date for the 2020 Convertible Notes, subject to the ability of each Forward Counterparty to elect to settle all or a portion of its Forward Transactions early.

On December 11, 2019, we entered into an amendment to one of the Forward Transactions (the "Amended and Restated Forward Transaction") to extend the expected settlement date with respect to approximately 2.1 million shares of common stock held by one of the Forward Counterparties, JPMorgan Chase Bank, National Association (the "2022 Forward Counterparty"), to correspond with the May 15, 2022 maturity date for the 2022 Convertible Notes. As a result of the Forward Transactions, total shareholders' equity within our consolidated balance sheets was reduced by approximately $140.0 million. In March 2020, approximately 5.1 million shares of common stock were delivered to us in connection with the Forward Transactions. In April 2021, approximately 1.5 million shares of common stock were delivered to us in connection with the Amended and Restated Forward Transaction. In May 2022, the approximately 0.6 million shares that were remaining under the Amended and Restated Forward Transactions were delivered to us. As of December 31, 2022, there were no prepaid forward stock repurchase transactions outstanding.

Restricted Cash

Our restricted cash balances were $0.3 million and $0.4 million, respectively, as of December 31, 2022 and 2021, and consisted primarily of a letter of credit issued for the benefit of the landlord of our office location in Chicago, IL.

For additional information on the 2021 Credit Agreement, the 2022 Convertible Notes, the 2024 Senior Secured Notes, the ABL Credit Facility and the 2020 Convertible Notes, see Note 9, "Long-Term Debt and Other Liabilities," to our consolidated financial statements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Our exposure to market risk is currently confined to our cash and cash equivalents, short-term investments and debt. We have not used derivative financial instruments for speculation or trading purposes. The primary objectives of our investment activities are to preserve our capital for the purpose of funding operations while maximizing the income we receive from our investments without significantly increasing risk. To achieve these objectives, our investment policy allows us to maintain a portfolio of cash equivalents and short-term investments through a variety of securities, including U.S. Treasury securities, U.S. government agency securities, and money market funds. Our cash and cash equivalents as of both December 31, 2022 and December 31, 2021 primarily included amounts in bank deposit accounts and money market funds. As of December 31, 2022, cash equivalents and short-term investments included U.S. Treasury securities. We believe that a change in average interest rates would not affect our interest income and results of operations by a material amount. However, a change in interest rates could impact our interest income and results of operations to the extent that we invest in a material amount of interest-bearing securities.

The risk inherent in our market risk sensitive instruments and positions is the potential loss arising from interest rates as discussed below. The sensitivity analyses presented do not consider the effects that such adverse changes may have on the overall economic activity, nor do they consider additional actions we may take to mitigate our exposure to such changes. Actual results may differ.

Interest Rate Risk: We are exposed to interest rate risk on our variable rate indebtedness, which includes borrowings under the Term Loan Facility and Revolving Facility (if any). We assess our market risks based on changes in interest rates utilizing a sensitivity analysis that measures the potential impact on earnings and cash flows based on a hypothetical one percentage point change in interest rates. As of December 31, 2022, we had interest rate cap agreements to hedge a portion of our exposure to interest rate movements of our variable rate debt and to manage our interest expense. Currently, we receive payments in the amounts calculated pursuant to the caps for any period in which the three-month USD LIBOR rate increases beyond the applicable strike rate. The termination date of the cap agreements is July 31, 2027. Over the life of the interest rate caps, the notional amounts of the caps periodically decrease, while the applicable strike prices increase.

The notional amount of outstanding debt associated with interest rate cap agreements as of December 31, 2022 was $650.0 million. Based on our December 31, 2022 outstanding variable rate debt balance, a hypothetical one percentage point change in the applicable interest rate would impact our annual interest expense by approximately $1.2 million for the next twelve-month period, which includes the impact of our interest rate caps at a strike rate of 0.75% and the $125 million reduction in the notional amount that will occur on July 31, 2023. Excluding the impact of our interest rate caps, a hypothetical one percentage point change in the applicable interest rate would impact our annual interest expense by approximately $7.1 million for the next twelve-month period.

Our earnings are affected by changes in interest rates due to the impact those changes have on interest income generated from our cash, cash equivalents and short-term investments. Our cash and cash equivalents and short-term investments as of December 31, 2022 included amounts in bank deposit accounts, money market funds and U.S. Treasury securities. Our cash and cash equivalent accounts as of December 31, 2021 included amounts in bank deposit accounts and money market funds. We believe we have minimal interest rate risk as a 10% decrease in the average interest rate on our portfolio would have reduced interest income for the years ended December 31, 2022, 2021 and 2020 by immaterial amounts.

Inflation: We do not believe that inflation has had a material effect on our results of operations. However, there can be no assurance that our business will not be affected by inflation in the future.

Item 8. Financial Statements and Supplementary Data

Gogo Inc.

Index to Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of Gogo Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Gogo Inc. and subsidiaries (the "Company") as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive income (loss), stockholders' equity (deficit), and cash flows, for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with the accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 28, 2023, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Income Taxes — Realizability of Deferred Tax Assets — Refer to Notes 2 and 15 to the financial statements

The Company recognizes deferred income tax assets and liabilities for tax attributes and are based on the differences between the financial statement and tax basis of assets and liabilities, applying enacted statutory tax rates in effect for the year in which the tax differences are expected to reverse. The Company regularly assesses the need for a valuation allowance related to deferred income tax assets to determine, based on the weight of the available positive and negative evidence, whether it is more likely than not that some or all of such deferred assets will not be realized. The Company's assessment considers recent financial operating results, the scheduled expiration of its net operating losses, potential sources of taxable income, the reversal of existing taxable differences, taxable income in prior carryback years, if permitted under tax law, and tax planning strategies. Management has determined that it is more likely than not that sufficient taxable income will be generated in the future to realize $162.7 million of its deferred income tax assets as of December 31, 2022.

We identified management's determination that it is more likely than not that sufficient taxable income will be generated in the future to realize deferred income tax assets as a critical audit matter because of the significant judgments management makes related to taxable income. This required a high degree of auditor judgment and an increased extent of effort, including the need to involve our income tax specialists, when performing audit procedures to evaluate the reasonableness of management's estimates of taxable income.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the determination that it is more likely than not that sufficient taxable income will be generated in the future to realize deferred income tax assets included the following, among others, which were performed with the assistance of our income tax specialists:

- We tested the effectiveness of controls over deferred income tax assets, including management's controls over the estimates of taxable income and the determination of whether it is more likely than not that the deferred income tax assets will be realized.

- We evaluated the reasonableness of the methods, assumptions, and judgments used by management to determine whether it was more likely than not that certain tax attributes and deferred income tax assets could be realized.

- We evaluated whether the sources of management's estimated taxable income were of the appropriate character and sufficient to utilize the deferred income tax assets under the relevant tax law. This included evaluating management's assessment of the scheduling of the reversal of existing temporary taxable differences and carryforward lives of the deferred income tax assets, and the availability of tax planning strategies as a source of future taxable income.

  - We tested the reasonableness of management's adjusted historical taxable income to project sources of future taxable income, and performed the following procedures related to historical taxable income:

  - Compared the historical taxable income to the amounts disclosed in the Company's historical financial statements.

  - Evaluated the recurring permanent differences included in the historical taxable income for reasonableness.

  - Tested the adjustments made to historical taxable income for nonrecurring items to assess if they were objectively verifiable.

  - Compared the historical taxable income to internal budgets and information communicated internally, to the Board of Directors and in Company press releases related to fiscal year 2023 and forward.

- We evaluated whether there was taxable income in prior carryback years that was of the appropriate character and available under the tax law.

/s/ Deloitte & Touche LLP

Chicago, Illinois
February 28, 2023

We have served as the Company's auditor since 2007.

Gogo Inc. and Subsidiaries
Consolidated Balance Sheets
(in thousands, except share and per share data)

	December 31, 2022	December 31, 2021
Assets		
Current assets:		
Cash and cash equivalents	$ 150,550	$ 145,913
Short-term investments	24,796	—
Total cash, cash-equivalents and short-term investments	175,346	145,913
Accounts receivable, net of allowances of $1,778 and $894, respectively	54,210	37,730
Inventories	49,493	33,976
Prepaid expenses and other current assets	45,100	32,295
Total current assets	324,149	249,914
Non-current assets:		
Property and equipment, net	104,595	63,672
Intangible assets, net	49,509	49,554
Operating lease right-of-use assets	75,261	70,989
Other non-current assets, net of allowances of $501 and $455, respectively	43,355	28,425
Deferred income taxes	162,657	185,133
Total non-current assets	435,377	397,773
Total assets	$ 759,526	$ 647,687
Liabilities and stockholders' deficit		
Current liabilities:		
Accounts payable	$ 13,646	$ 17,203
Accrued liabilities	60,056	59,868
Deferred revenue	3,418	1,825
Current portion of long-term debt	7,250	109,620
Total current liabilities	84,370	188,516
Non-current liabilities:		
Long-term debt	690,173	694,760
Non-current operating lease liabilities	79,241	77,329
Other non-current liabilities	7,611	7,236
Total non-current liabilities	777,025	779,325
Total liabilities	861,395	967,841
Commitments and contingencies (Note 17)		
Stockholders' deficit		
Common stock, par value $0.0001 per share; 500,000,000 shares authorized at December 31, 2022 and 2021; 136,531,362 and 117,407,468 shares issued at December 31, 2022 and 2021, respectively; and 127,840,813 and 110,791,954 shares outstanding at December 31, 2022 and 2021, respectively	14	11
Additional paid-in capital	1,385,933	1,258,477
Accumulated other comprehensive income	30,128	1,789
Treasury stock, at cost	(158,375)	(128,803)
Accumulated deficit	(1,359,569)	(1,451,628)
Total stockholders' deficit	(101,869)	(320,154)
Total liabilities and stockholders' deficit	$ 759,526	$ 647,687

See the Notes to Consolidated Financial Statements

Gogo Inc. and Subsidiaries
Consolidated Statements of Operations
(in thousands, except per share amounts)

	For the Years Ended December 31,		
	2022	2021	2020
Revenue:			
Service revenue	$ 296,329	$ 259,583	$ 211,987
Equipment revenue	107,738	76,133	57,731
Total revenue	404,067	335,716	269,718
Operating expenses:			
Cost of service revenue (exclusive of items shown below)	64,427	56,103	45,073
Cost of equipment revenue (exclusive of items shown below)	71,473	46,092	39,299
Engineering, design and development	29,587	24,874	25,227
Sales and marketing	25,471	20,985	15,135
General and administrative	58,203	51,554	54,467
Depreciation and amortization	12,580	15,482	14,166
Total operating expenses	261,741	215,090	193,367
Operating income	142,326	120,626	76,351
Other (income) expense:			
Interest income	(2,386)	(191)	(722)
Interest expense	38,872	67,472	125,787
Loss on extinguishment of debt and settlement of convertible notes	—	83,961	—
Other (income) expense, net	123	25	(9)
Total other expense	36,609	151,267	125,056
Income (loss) from continuing operations before income taxes	105,717	(30,641)	(48,705)
Income tax provision (benefit)	13,658	(187,230)	(146)
Net income (loss) from continuing operations	92,059	156,589	(48,559)
Net loss from discontinued operations, net of tax	—	(3,854)	(201,477)
Net income (loss)	$ 92,059	$ 152,735	$ (250,036)
Net income (loss) attributable to common stock per share—basic:			
Continuing operations	$ 0.75	$ 1.50	$ (0.59)
Discontinued operations	—	(0.04)	(2.45)
Net income (loss) attributable to common stock per share—basic	$ 0.75	$ 1.46	$ (3.04)
Net income (loss) attributable to common stock per share—diluted:			
Continuing operations	$ 0.71	$ 1.28	$ (0.59)
Discontinued operations	—	—	(2.45)
Net income (loss) attributable to common stock per share—diluted	$ 0.71	$ 1.28	$ (3.04)
Weighted average number of shares			
Basic	123,268	103,400	82,266
Diluted	133,923	127,205	82,266

See the Notes to Consolidated Financial Statements

Gogo Inc. and Subsidiaries
Consolidated Statements of Comprehensive Income (Loss)
(in thousands)

	For the Years Ended December 31,		
	2022	2021	2020
Net income (loss)	$ 92,059	$ 152,735	$ (250,036)
Other comprehensive income (loss), net of tax			
Currency translation adjustments	$ (265)	$ 53	$ 1,243
Cash flow hedges:			
Amount recognized in other comprehensive income (loss)	34,765	2,747	—
Less: income (loss) realized and reclassified to earnings	6,161	(2)	—
Changes in fair value of cash flow hedges	28,604	2,749	—
Other comprehensive income (loss), net of tax	28,339	2,802	1,243
Comprehensive income (loss)	$ 120,398	$ 155,537	$ (248,793)

See the Notes to Consolidated Financial Statements

Gogo Inc. and Subsidiaries
Consolidated Statements of Cash Flows
(in thousands)

	For the Years Ended December 31,		
	2022	**2021**	**2020**
Operating activities from continuing operations:			
Net income (loss)	$ 92,059	$ 156,589	$ (48,559)
Adjustments to reconcile net income (loss) to cash provided by operating activities:			
Depreciation and amortization	12,580	15,482	14,166
Loss on asset disposals, abandonments and write-downs	1,577	141	64
Provision for expected credit losses	1,047	284	1,071
Deferred income taxes	13,170	(187,320)	(232)
Stock-based compensation expense	19,065	13,345	7,808
Amortization of deferred financing costs and interest rate caps	3,215	4,661	5,892
Accretion of debt discount	456	419	13,908
Loss on extinguishment of debt and settlement of convertible notes	—	83,961	—
Changes in operating assets and liabilities:			
Accounts receivable	(17,482)	1,925	1,315
Inventories	(15,517)	(5,862)	7,091
Prepaid expenses and other current assets	8,351	(20,844)	(277)
Contract assets	(2,164)	(5,638)	(9,439)
Accounts payable	(2,540)	3,806	4,963
Accrued liabilities	(12,031)	14,099	4,470
Deferred revenue	1,589	(1,282)	898
Accrued interest	3,647	(8,604)	787
Other non-current assets and liabilities	(3,617)	1,535	587
Net cash provided by operating activities from continuing operations	103,405	66,697	4,513
Investing activities from continuing operations:			
Proceeds from sale of property and equipment	—	1,000	—
Purchases of property and equipment	(43,914)	(4,264)	(1,818)
Acquisition of intangible assets—capitalized software	(6,000)	(4,396)	(7,172)
Proceeds from (purchase of) interest rate caps	4,292	(8,629)	—
Purchases of short-term investments	(24,796)	—	—
Net cash used in investing activities from continuing operations	(70,418)	(16,289)	(8,990)
Financing activities from continuing operations:			
Proceeds from credit facility draw	—	—	26,000
Repayments of amounts drawn from credit facility	—	—	(26,000)
Repurchase of convertible notes	—	—	(2,498)
Proceeds from issuance of senior secured notes	—	—	51,750
Redemption of senior secured notes	—	(1,023,146)	—
Proceeds from term loan, net of discount	—	721,375	—
Payment of debt issuance costs	—	(21,103)	—
Repurchases of common stock	(18,375)	—	—
Payments on term loan	(7,250)	(3,625)	—
Payments on finance leases	(184)	(145)	(546)
Stock-based compensation activity	(2,579)	(4,393)	(4,227)
Net cash provided by (used in) financing activities from continuing operations	(28,388)	(331,037)	44,479
Cash flows from discontinued operations:			
Net cash used in operating activities	—	(1,211)	(137,200)
Net cash provided by (used in) investing activities	—	(7,802)	357,393
Net cash used in financing activities	—	—	(54)
Net cash provided by (used in) discontinued operations	—	(9,013)	220,139
Effect of foreign exchange rate changes on cash	13	40	(1,946)
Increase (decrease) in cash, cash equivalents and restricted cash	4,612	(289,602)	258,195
Cash, cash equivalents and restricted cash at beginning of period	146,268	435,870	177,675
Cash, cash equivalents and restricted cash at end of period	$ 150,880	$ 146,268	$ 435,870
Cash, cash equivalents and restricted cash at end of period	$ 150,880	$ 146,268	$ 435,870
Less: current restricted cash	—	25	525
Less: non-current restricted cash	330	330	—
Cash and cash equivalents at end of period	$ 150,550	$ 145,913	$ 435,345
Supplemental Cash Flow Information:			
Cash paid for interest	$ 41,209	$ 71,114	$ 106,051
Cash paid for taxes	377	376	401
Non-cash investing activities:			
Purchases of property and equipment in current liabilities	$ 10,688	$ 6,126	$ 84

See the Notes to Consolidated Financial Statements

Gogo Inc. and Subsidiaries

Consolidated Statements of Stockholders' Equity (Deficit)

(in thousands, except share data)

	Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Treasury Stock		Total
	Shares	Par Value				Shares	Amount	
Balance at January 1, 2020	88,240,877	9	979,499	(2,256)	(1,376,142)	—	—	(398,890)
Net loss	—	—	—	—	(250,036)	—	—	(250,036)
Currency translation adjustments, net of tax	—	—	—	1,243	—	—	—	1,243
Stock-based compensation expense	—	—	14,458	—	—	—	—	14,458
Issuance of common stock upon exercise of stock options	87,104	—	262	—	—	—	—	262
Issuance of common stock upon vesting of restricted stock units and restricted stock awards	2,376,709	—	—	—	—	—	—	—
Tax withholding related to vesting of restricted stock units	—	—	(5,470)	—	—	—	—	(5,470)
Issuance of common stock in connection with employee stock purchase plan	363,209	1	983	—	—	—	—	984
Settlement of prepaid forward shares	(5,077,400)	(1)	98,858	—	—	5,077,400	(98,857)	—
Impact of the adoption of new accounting standards	—	—	—	—	(3,665)	—	—	(3,665)
Balance at December 31, 2020	85,990,499	9	1,088,590	(1,013)	(1,629,843)	5,077,400	(98,857)	(641,114)
Net income	—	—	—	—	152,735	—	—	152,735
Currency translation adjustments, net of tax	—	—	—	53	—	—	—	53
Fair value adjustments of cash flow hedge, net of tax	—	—	—	2,749	—	—	—	2,749
Stock-based compensation expense	—	—	37,318	—	—	—	—	37,318
Issuance of common stock upon exercise of stock options	591,930	—	1,780	—	—	—	—	1,780
Issuance of common stock upon vesting of restricted stock units and restricted stock awards	1,346,008	—	—	—	—	—	—	—
Tax withholding related to vesting of restricted stock units	—	—	(6,708)	—	—	—	—	(6,708)
Issuance of common stock in connection with employee stock purchase plan	48,560	—	535	—	—	—	—	535
Settlement of convertible notes	24,353,006	2	154,439	—	—	—	—	154,441
Settlement of prepaid forward shares	(1,538,049)	—	29,946	—	—	1,538,049	(29,946)	—
Impact of the adoption of ASU 2020-06	—	—	(47,423)	—	25,480	—	—	(21,943)
Balance at December 31, 2021	110,791,954	11	1,258,477	1,789	(1,451,628)	6,615,449	(128,803)	(320,154)
Net income	—	—	—	—	92,059	—	—	92,059
Currency translation adjustments, net of tax	—	—	—	(265)	—	—	—	(265)
Fair value adjustments of cash flow hedges, net of tax	—	—	—	28,604	—	—	—	28,604
Stock-based compensation expense	—	—	19,065	—	—	—	—	19,065
Issuance of common stock upon exercise of stock options	758,681	—	2,023	—	—	—	—	2,023
Issuance of common stock upon vesting of restricted stock units	1,181,457	1	—	—	—	—	—	1
Tax withholding related to vesting of restricted stock units	—	—	(8,257)	—	—	—	—	(8,257)
Issuance of common stock in connection with employee stock purchase plan	52,489	—	642	—	—	—	—	642
Settlement of convertible notes	17,131,332	2	102,786	—	—	—	—	102,788
Settlement of prepaid forward shares	(575,100)	—	11,197	—	—	575,100	(11,197)	—
Repurchase of common stock	(1,500,000)	—	—	—	—	1,500,000	(18,375)	(18,375)
Balance at December 31, 2022	127,840,813	$ 14	$ 1,385,933	$ 30,128	$ (1,359,569)	8,690,549	$ (158,375)	$ (101,869)

See the Notes to Consolidated Financial Statements

61

Gogo Inc. and Subsidiaries
Notes to Consolidated Financial Statements

1. Background

Gogo ("we", "us," or "our") is the world's largest provider of broadband connectivity services for the business aviation market. We have served this market for more than 25 years. Our mission is to enrich the lives of passengers and the efficiency of operators with the world's best business aviation in-flight connectivity and customer support. We have always sought to provide the best connectivity for the business aviation market regardless of technology, and we have a successful history of doing so. Until recently, we focused primarily on business aviation aircraft in North America, which comprise approximately 63% of the worldwide business aviation fleet, and we are the leading provider of in-flight connectivity in that market. Gogo started in analogue air-to-ground ("ATG") technology in the late 1990s, then, as analogue cellular backhaul disappeared, migrated to narrowband satellite connectivity in the early 2000s, then back to ATG with our digital broadband 3G and 4G networks beginning in 2010. We expect to commercially launch our fourth ATG network – Gogo 5G – in the fourth quarter of 2023. We also continue to provide narrowband satellite services to customers in North America and internationally through distribution agreements with satellite providers. In May 2022, in order to further serve our existing customers and expand our target market, we announced plans to expand our broadband offerings beyond ATG by launching the first global broadband service designed for business aviation ("Global Broadband"). The service will use an electronically steered antenna, specifically designed to address a broad range of business aviation aircraft, operating on a low earth orbit ("LEO") satellite network. The antenna will be designed with Hughes Network Systems, LLC ("Hughes") and deployed on a LEO satellite network operated by Network Access Associates Limited ("OneWeb").

On December 1, 2020, we completed the previously announced sale of our commercial aviation ("CA") business to a subsidiary of Intelsat Jackson Holdings S.A. ("Intelsat") for a purchase price of $400.0 million in cash, subject to certain adjustments (the "Transaction").

At the closing of the Transaction, the parties entered into certain ancillary agreements, including a transition services agreement, an intellectual property license agreement and commercial agreements. The transition services agreement has been terminated. The commercial agreements include an ATG network sharing agreement with a 10-year term, pursuant to which we provide certain in-flight connectivity services on our current ATG network and, when available, our Gogo 5G network, subject to certain revenue sharing obligations. Under the ATG network sharing agreement, Intelsat has exclusive access to the ATG network for commercial aviation in North America, subject to minimum revenue guarantees.

As a result of the Transaction, the CA business is reported in discontinued operations and financial statements for the years ended December 31, 2021 and 2020 have been conformed to present the CA business as a discontinued operation. There was no discontinued operations activity for the CA business after December 31, 2021. We report the financial results of discontinued operations separately from continuing operations to distinguish the financial impact of disposal transactions from ongoing operations. Discontinued operations reporting occurs only when the disposal of a component or a group of components (i) meets the held-for-sale classification criteria or is disposed of by sale or other than by sale, and (ii) represents a strategic shift that will have a major effect on our operations and financial results.

Unless otherwise noted, discussion in these Notes to Consolidated Financial Statements refers to our continuing operations. Refer to Note 20, "Discontinued Operations," for further information.

2. Summary of Significant Accounting Policies

Principles of Consolidation – The consolidated financial statements include our wholly owned subsidiaries. All intercompany transactions and account balances have been eliminated.

Prior to the closing of the Transaction, we historically reported our results of operations in three segments: Commercial Aviation-North America ("CA-NA"), Commercial Aviation-Rest of World ("CA-ROW") and Business Aviation. We managed and reported these businesses separately, as they generally did not share the same customer base, had different products, pricing and expense structures, and measured operating performance and allocated resources on different bases. As a result of the Transaction, we operate in a single distinct business segment, Business Aviation, for which operating performance is measured and resources are allocated on a consolidated basis, consistent with the financial information regularly reviewed by the chief operating decision maker, our CEO. Therefore, we now report one business segment, comprised of our continuing operations. As we do not have multiple segments, we do not present segment information in this Annual Report on Form 10-K.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, management evaluates the significant estimates and bases

62

such estimates on historical experience and on various other assumptions believed to be reasonable under the circumstances. However, actual results could differ materially from those estimates.

Significant Risks and Uncertainties - Our operations are subject to certain risks and uncertainties, including without limitation those associated with fluctuations in operating results, implementation of our technology roadmap, strategic alliances, relationships with customers, suppliers and dealers, supply chain disruptions, funding of our growth, financing terms that may restrict operations, regulatory issues, competition, the economy, technology trends, evolving industry standards and other events that may impact the demand for air travel.

Cash, Cash Equivalents and Short-Term Investments - We consider cash and cash equivalents to be short-term, highly liquid investments that have the following characteristics: readily convertible to known amounts of cash, so near their maturities that there is insignificant risk of changes in value due to any changes in market interest rates, and having maturities of three months or less when purchased. We continually monitor positions with, and the credit quality of, the financial institutions with which we invest. The carrying amounts reported in the balance sheets for cash and cash equivalents approximate the fair market value of these assets.

We consider short-term investments to be investments with maturities of twelve months or less (but greater than three months).

Restricted Cash - Certain cash amounts are restricted as to use and are classified outside of cash and cash equivalents. Cash amounts with restrictions of twelve months or less are included in Prepaid expenses and other current assets and amounts restricted for greater than twelve months are included in Other non-current assets in our consolidated balance sheets.

Our restricted cash balances were $0.3 million and $0.4 million, respectively, as of December 31, 2022 and 2021, and consisted primarily of a letter of credit issued for the benefit of the landlord of our office location in Chicago, IL.

Concentrations of Credit Risk - Financial instruments that potentially subject us to a concentration of credit risk consist principally of cash and cash equivalents. All cash and cash equivalents are invested with creditworthy financial institutions.

Our revenue from customers domiciled outside of the United States accounted for less than 10% of our total revenue for the years ended December 31, 2022, 2021 and 2020. Our long-lived assets outside of the United States were less than 10% of our consolidated long-lived assets as of December 31, 2022 and 2021.

Income Tax - We use an asset- and liability-based approach in accounting for income taxes. Deferred income tax assets and liabilities are recorded for tax attributes and are based on the differences between the financial statement and tax basis of assets and liabilities, applying enacted statutory tax rates in effect for the year in which the tax differences are expected to reverse. We regularly assess the need for a valuation allowance related to our deferred income tax assets to determine, based on the weight of the available positive and negative evidence, whether it is more likely than not that some or all of such deferred assets will not be realized. We also consider the existence of any uncertain tax positions and, as necessary, provide a reserve for any uncertain tax positions at each reporting date.

See Note 15, "Income Tax," for further details.

Inventories - Inventories consist primarily of telecommunications systems and parts and are recorded at the lower of average cost or net realizable value. We evaluate the need for write-downs associated with obsolete, slow-moving and nonsalable inventory by reviewing net realizable inventory values on a periodic basis.

See Note 5, "Inventories," for further details.

Property and Equipment and Depreciation - Property and equipment, including leasehold improvements, are stated at historical cost, less accumulated depreciation. Network asset inventory and construction in progress, which include materials, transmission and related equipment, interest and other costs relating to the construction and development of our network, are not depreciated until they are put into service. Network equipment consists of switching equipment, antennas, base transceiver stations, site preparation costs, and other related equipment used in the operation of our network. Depreciation expense totaled $7.9 million for each of the years ended December 31, 2022, 2021 and 2020. Depreciation of property and equipment is computed using the straight-line method over the estimated useful lives for owned assets, which are as follows:

Office equipment, furniture, fixtures and other	3-5 years
Leasehold improvements	7-13 years
Network equipment	5-25 years

See Note 6, "Composition of Certain Balance Sheet Accounts," for further details.

Improvements to leased property are depreciated over the shorter of the useful life of the improvement or the term of the related lease. We reassess the useful lives of leasehold improvements when there are changes to the terms of the underlying lease. Such reassessment has resulted in the useful life of specific assets being adjusted to a shorter period than originally estimated, resulting in an increase in annual depreciation expense for those assets. Repairs and maintenance costs are expensed as incurred.

Software Development Costs - We capitalize costs for network and non-network software developed or obtained for internal use during the application development stage. These costs include purchased software and direct costs associated with the development and configuration of internal use software that supports the operation of our service offerings. These costs are included in Intangible assets, net, in our consolidated balance sheets and, when the software is placed in service, are amortized on a straight-line basis over their estimated useful lives. Costs incurred in the preliminary project and post-implementation stages, as well as maintenance and training costs, are expensed as incurred.

With respect to software sold as part of our equipment sales, we capitalize software development costs once technological feasibility has been established. Such capitalized software costs are amortized on a product-by-product basis over the remaining estimated economic life of the product, based on the greater of the ratio that current gross revenues for a product bear to the total of current and anticipated future gross revenues for that product or the straight-line method.

Intangible Assets - Intangible assets with indefinite lives are not amortized but are reviewed for impairment at least annually or whenever events or circumstances indicate the carrying value of the asset may not be recoverable. Our FCC Licenses, as defined in Note 8, "Intangible Assets," are our only material indefinite-lived intangible assets. We perform our annual impairment test of our FCC Licenses during the fourth quarter of each fiscal year. We assess qualitative factors to determine the likelihood of impairment. Our qualitative analysis includes, but is not limited to, assessing the changes in macroeconomic conditions, regulatory environment, industry and market conditions, financial performance versus budget and any other events or circumstances specific to the FCC Licenses. If it is more likely than not that the fair value of the FCC Licenses is greater than the carrying value, no further testing is required. If our qualitative analysis indicates more testing is required, or if we elect not to perform a qualitative analysis, we will apply the quantitative impairment test method.

Our quantitative impairment testing of the FCC Licenses uses the Greenfield method, an income-based approach. When performing this quantitative impairment testing, we estimate the value of our FCC spectrum licenses by calculating the present value of the cash flows of a hypothetical new market participant whose only assets are such licenses to determine the fair value of the FCC licenses. The estimate takes into account all costs and expenses necessary to build the Company's infrastructure during the start-up period, projected revenue, and cash flows once the infrastructure is completed. Since there is limited corroborating data available in the marketplace that would demonstrate a market participant's experience in establishing an "air-to-ground" business, we utilize our historic results and future projections as the underlying basis for the application of the Greenfield method. We follow the traditional discounted cash flow method, calculating the present value of a new market participant's estimated debt free cash flows, based on our historical weighted average cost of capital, adjusted to reflect the cost of capital for a new market participant.

Although we believe our projected future operating results and cash flows and related estimates regarding fair values are based on reasonable assumptions, projected operating results and cash flows may not always be achieved. The failure to achieve one or more of our assumptions regarding projected operating results and cash flows in the near term or long term could reduce the estimated fair value below carrying value and result in the recognition of an impairment charge. The results of our annual indefinite-lived intangible asset impairment assessments for 2022, 2021 and 2020 indicated no impairment.

Intangible assets that are deemed to have a finite life are amortized over their useful lives as follows:

Software	3-8 years
OEM and dealer relationships	10 years
Service customer relationships	5-7 years
Other intangible assets	8 years

See Note 8, "Intangible Assets," for further details.

Long-Lived Assets - We review our long-lived assets to determine potential impairment whenever events indicate that the carrying amount of such assets may not be recoverable. We do this by comparing the carrying value of the long-lived assets with the estimated future undiscounted cash flows expected to result from the use of the assets, including cash flows from disposition. If we determine an impairment exists, the asset is written down to estimated fair value. There were no impairments of long-lived assets in 2022, 2021 or 2020.

Revenue Recognition - Our revenue is primarily earned from providing connectivity and entertainment services and through sales of equipment.

We account for revenue in accordance with Accounting Standards Codification Topic 606, *Revenue from Contracts with Customers* ("ASC 606"). We determine revenue recognition through the following steps:

- Identification of the contract, or contracts, with a customer;

- Identification of the performance obligations in the contract;

- Determination of the transaction price;

- Allocation of the transaction price to the performance obligations in the contract; and

- Recognition of revenue as we satisfy the performance obligations.

Service revenue primarily consists of monthly subscription and usage fees paid by aircraft owners and operators for telecommunication, data, and in-flight entertainment services and is recognized as the services are provided to the customer.

Equipment revenue primarily consists of proceeds from the sale of ATG and narrowband satellite connectivity equipment and is recognized when control of the equipment is transferred to OEMs and dealers, which generally occurs when the equipment is shipped.

In all cases, we evaluate whether a contract exists as it relates to collectability of the contract. Once a contract is deemed to exist, we evaluate the transaction price and deliverables under the contract.

A limited number of contracts contain multiple equipment and service deliverables. For these contracts, we account for each distinct good or service as a separate performance obligation. We allocate the contract's transaction price to each performance obligation using the relative standalone selling price, which is based on the actual selling price for any good or service sold separately to a similar class of customer.

See Note 4, "Revenue Recognition," for further information.

Research and Development Costs - Expenditures for research and development are charged to expense as incurred and totaled $29.6 million, $24.9 million and $25.2 million for the years ended December 31, 2022, 2021 and 2020, respectively. Research and development costs are reported as engineering, design and development expenses in our consolidated statements of operations.

Warranty - We provide warranties on parts and labor related to our products. Our warranty terms range from two to five years. Warranty reserves are established for costs that are estimated to be incurred after the sale, delivery and installation of the products under warranty. The warranty reserves are determined based on known product failures, historical experience and other available evidence, and are included in accrued liabilities in our consolidated balance sheets.

See Note 7, "Composition of Certain Reserves and Allowances," for the details of the changes in our warranty reserve.

Asset Retirement Obligations - We have certain asset retirement obligations related to contractual commitments to remove our network equipment and other assets from leased cell sites upon termination of the site leases. The asset retirement obligations are classified as a noncurrent liability in our consolidated balance sheets.

See Note 6, "Composition of Certain Balance Sheet Accounts," for the details of the changes in our asset retirement obligations.

Fair Value of Financial Instruments - We group financial assets and financial liabilities measured at fair value into three levels of hierarchy based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value.

See Note 13, "Fair Value of Financial Assets and Liabilities," for further information.

Derivatives - We are exposed to interest rate risk on our variable rate borrowings. We currently use interest rate caps to manage our exposure to interest rate changes, and have designated these interest rate caps as cash flow hedges for accounting purposes. We account for these interest rate caps in accordance with ASC 815, *Derivatives and Hedging*, which requires companies to recognize all derivative instruments as either assets or liabilities at fair value in the balance sheet. We record the effective portion of changes in the fair value of our cash flow hedges to other comprehensive income (loss), net of tax, and subsequently reclassify these amounts into earnings in the period during which the hedged transaction is recognized.

See Note 10, "Derivative Instruments and Hedging Activities," for further information.

Earnings (Loss) Per Share - We calculate basic earnings (loss) per share using the weighted-average number of common shares outstanding during the period. We calculate diluted earnings (loss) per share using the weighted-average number of common shares outstanding and all dilutive potential common shares outstanding.

See Note 3, "Earnings (Loss) Per Share," for further information.

Stock-Based Compensation Expense - Compensation cost is measured and recognized at fair value for all stock-based payments, including stock options. For time-based vesting stock options, we estimate fair value using the Black-Scholes option-pricing model, which requires assumptions, such as expected volatility, risk-free interest rate, expected life, and dividends. Forfeitures are recognized when they occur. Restricted stock units ("RSUs") and restricted stock are measured based on the fair market value of the underlying stock on the date of grant. For awards with a market condition (which we have used on a limited basis), we estimate fair value using the Monte Carlo Simulation model, which requires assumptions, such as volatility, risk-free interest rate, expected life and dividends. Our stock-based compensation expense is recognized over the applicable vesting period and is included in the same operating expense line items in the consolidated statements of operations as the base cash compensation paid to the underlying employees.

See Note 14, "Stock-Based Compensation and 401(k) Plan," for further information.

Leases – We account for leases in accordance with Accounting Standards Codification Topic 842, *Leases* ("ASC 842").

We have operating lease agreements for which we have recorded lease liabilities and right-of-use assets for leases primarily related to cell sites and office buildings. We determine whether a contract contains a lease at contract inception and calculate the lease liability and right-of-use asset using our incremental borrowing rate. Our cell site leases generally have terms of five to ten years, with renewal options for an additional five to 25 years. For certain cell sites, the renewal options are deemed to be reasonably certain to be exercised. Our building leases have original terms of ten years, with renewal options for an additional five years. We recognize operating lease expense on a straight-line basis over the lease term. We have finance leases for computer and office equipment. Covenants within the Term Loan Facility contain certain restrictions on our ability to enter into new finance lease arrangements.

See Note 16, "Leases," for further information.

Advertising Costs - Costs for advertising are expensed as incurred.

Debt Issuance Costs - We defer loan origination fees and financing costs related to our various debt offerings as deferred financing costs. Additionally, we defer fees paid directly to the lenders related to amendments of our various debt offerings as deferred financing costs. We amortize these costs over the term of the underlying debt obligation using the effective interest method and include them in interest expense in the consolidated statement of operations. The fees incurred but not paid directly to the lenders in connection with amendments are expensed as incurred to interest expense. Deferred financing costs associated with future debt issuances are written off in the period during which we determine that the debt will no longer be issued.

See Note 9, "Long-Term Debt and Other Liabilities," for further information.

Comprehensive Income (Loss) - Comprehensive income for the years ended December 31, 2022 and 2021 is net income plus or minus unrealized gains and losses on foreign currency translation adjustments and the changes in fair value of cash flow hedges. Comprehensive loss for the year ended December 31, 2020 is net loss plus unrealized gains on foreign currency translation adjustments.

Recently Issued Accounting Pronouncements

The Company considers the applicability and impact of all Accounting Standards Updates (ASUs) issued by the Financial Accounting Standards Board (FASB). ASUs not listed below were assessed and determined to be either not applicable or expected to have minimal impact on our consolidated financial statements.

Accounting standards adopted:

On January 1, 2022, we adopted ASU 2021-10, Government Assistance (Topic 832): Disclosures by Business Entities about Government Assistance to increase the transparency of transactions with a government accounted for by applying a grant or contribution accounting model by analogy. ASU 2021-10 requires an entity to disclose information about the nature of the transactions, including the significant terms and conditions, accounting policy used to account for the transactions, and the effect of the transactions on the financial statements. Adoption of this standard did not have a material impact on our consolidated financial statements.

3. Earnings (Loss) Per Share

Basic and diluted earnings (loss) per share have been calculated using the weighted-average number of common shares outstanding for the period.

The shares of common stock effectively repurchased in connection with the Forward Transactions (as defined and described in Note 9, "Long-Term Debt and Other Liabilities") are considered participating securities requiring the two-class method to calculate basic and diluted earnings per share. Net earnings will be allocated between shares of common stock and participating securities on a one-to-one basis. In periods of a net loss, the shares associated with the Forward Transactions will not receive an allocation of losses, as the counterparties to the Forward Transactions are not required to fund losses. Additionally, the calculation of weighted average shares outstanding as of December 31, 2021 and 2020 excludes approximately 0.6 million and 2.1 million shares, respectively, associated with the Forward Transactions.

The diluted earnings (loss) per share calculations exclude the effect of stock options, deferred stock units, restricted stock units and convertible notes when the computation is anti-dilutive. For the years ended December 31, 2022 and 2021, the weighted average number of shares excluded from the computation was 0.5 million and 5.7 million shares, respectively. As a result of the net loss for the year ended December 31, 2020, all of the outstanding shares of common stock underlying stock options, deferred stock units, restricted stock units and convertible notes were excluded from the computation of diluted shares outstanding because they were anti-dilutive.

During September 2022, we repurchased 1.5 million shares of common stock in a private transaction for an aggregate purchase price of $18,345,000, or $12.23 per share (the "Repurchase"). The Repurchase decreased the weighted average shares outstanding for the year ended December 31, 2022.

The following tables sets forth the computation of basic and diluted earnings per share for the years ended December 31, 2022, 2021 and 2020; however, for the reasons described above, the shares associated with the Forward Transactions are excluded from the computation of basic earnings per share (*in thousands, except per share amounts*):

	2022			2021		
	Income (Numerator)	Shares (Denominator)	Per Share Amount	Income (Numerator)	Shares (Denominator)	Per Share Amount
Net income from continuing operations	$ 92,059			$ 156,589		
Less: Participation rights on Forward Transactions allocated to continuing operations	171			1,484		
Basic Earnings Per Share from Continuing Operations						
Undistributed income from continuing operations	$ 91,888	123,268	$ 0.75	$ 155,105	103,400	$ 1.50
Effect of Dilutive Securities from Continuing Operations						
Stock-based compensation	—	4,881		—	6,674	
2022 Convertible Notes	2,770	5,774		7,221	17,131	
Diluted Earnings Per Share from Continuing Operations						
Undistributed income from continuing operations and assumed conversions	$ 94,658	133,923	$ 0.71	$ 162,326	127,205	$ 1.28
Net loss from discontinued operations	$ —			$ (3,854)		
Less: Participation rights on Forward Transactions allocated to discontinued operations	—			(36)		
Basic Loss Per Share from Discontinued Operations						
Undistributed loss from discontinued operations	$ —	123,268	$ —	$ (3,818)	103,400	$ (0.04)
Effect of Dilutive Securities from Discontinued Operations						
Stock-based compensation	—	4,881		3,615	6,674	
2022 Convertible Notes	—	5,774		—	17,131	
Diluted Loss Per Share from Discontinued Operations						
Undistributed loss from discontinued operations and assumed conversions	$ —	133,923	$ —	$ (203)	127,205	$ —
Earnings per share - basic			$ 0.75			$ 1.46
Earnings per share - diluted			$ 0.71			$ 1.28

	For the Year Ended December 31, 2020
Net loss from continuing operations	$ (48,559)
Net loss from discontinued operations	(201,477)
Net loss	(250,036)
Less: Participation rights of the Forward Transactions	—
Undistributed losses	$ (250,036)
Weighted-average common shares outstanding-basic and diluted	82,266
Net loss attributable to common stock per share-basic and diluted:	
Net loss from continuing operations	$ (0.59)
Net loss from discontinued operations	(2.45)
Net loss	$ (3.04)

4. Revenue Recognition

Remaining Performance Obligations

As of December 31, 2022, the aggregate amount of the transaction price in our customer contracts allocated to unsatisfied performance obligations was approximately $102 million. We have excluded from this amount consideration from contracts that have an original duration of one year or less. Approximately $80 million primarily represents connectivity and entertainment service revenues which are recognized as services are provided, which is expected to occur through the remaining term of the contract. The remaining $22 million of such amount represents future equipment revenue that is expected to be recognized primarily within the next two years.

Disaggregation of revenue

The following table presents our revenue disaggregated by category *(in thousands)*:

| | For the Year Ended December 31, | | |
	2022	2021	2020
Service revenue			
Connectivity	$ 291,444	$ 255,786	$ 209,160
Entertainment and other	4,885	3,797	2,827
Total service revenue	$ 296,329	$ 259,583	$ 211,987
Equipment revenue			
ATG	$ 91,152	$ 61,780	$ 45,200
Satellite	9,992	11,048	11,746
Other	6,594	3,305	785
Total equipment revenue	$ 107,738	$ 76,133	$ 57,731
Customer type			
Aircraft owner/operator/service provider	$ 296,329	$ 259,583	$ 211,987
OEM and aftermarket dealer	107,738	76,133	57,731
Total revenue	$ 404,067	$ 335,716	$ 269,718

Contract balances

Our current and non-current contract asset balances totaled $19.9 million and $17.8 million as of December 31, 2022 and 2021, respectively. Contract assets represent the aggregate amount of revenue recognized in excess of billings primarily for certain sales programs.

Our current and non-current deferred revenue balances totaled $3.4 million and $1.8 million as of December 31, 2022 and 2021, respectively. Deferred revenue includes, among other things, fees paid for equipment and subscription connectivity products.

Major Customers

No customer accounted for more than 10% of total revenue for the years ended December 31, 2022, 2021 and 2020 and no customer accounted for more than 10% of accounts receivable as of December 31, 2022 or 2021.

5. Inventories

Inventories consist primarily of telecommunications systems and parts and are recorded at the lower of average cost or net realizable value. We evaluate the need for write-downs associated with obsolete, slow-moving and nonsalable inventory by reviewing net realizable inventory values on a periodic basis.

Inventories as of December 31, 2022 and 2021 were as follows (*in thousands*):

| | December 31, | |
	2022	2021
Work-in-process component parts	$ 34,840	$ 21,570
Finished goods	14,653	12,406
Total inventory	$ 49,493	$ 33,976

6. Composition of Certain Balance Sheet Accounts

Prepaid expenses and other current assets as of December 31, 2022 and 2021 were as follows (*in thousands*):

	December 31,	
	2022	**2021**
Interest rate caps and receivable	$ 28,496	$ 925
Contract assets	6,494	4,533
Prepaid inventories	2,901	2,525
Insurance receivable [1]	—	17,300
Tenant improvement allowance receivables	—	1,936
Other	7,209	5,076
Total prepaid expenses and other current assets	$ 45,100	$ 32,295

(1)   See Note 17, "Commitments and Contingencies," for additional information.

Property and equipment as of December 31, 2022 and 2021 were as follows (*in thousands*):

	December 31,	
	2022	**2021**
Office equipment, furniture, fixtures and other	$ 17,242	$ 12,759
Leasehold improvements	15,357	13,545
Network equipment	179,363	142,601
	211,962	168,905
Accumulated depreciation	(107,367)	(105,233)
Property and equipment, net	$ 104,595	$ 63,672

Other non-current assets as of December 31, 2022 and 2021 were as follows (*in thousands*):

	December 31,	
	2022	**2021**
Interest rate caps	$ 25,578	$ 11,359
Contract assets, net of allowances of $501 and $455, respectively	13,376	13,217
Revolving credit facility deferred financing costs	1,445	1,879
Other	2,956	1,970
Total other non-current assets	$ 43,355	$ 28,425

Accrued liabilities as of December 31, 2022 and 2021 were as follows (*in thousands*):

	December 31,	
	2022	**2021**
Employee compensation and benefits	$ 19,235	$ 13,791
Accrued interest	9,878	6,231
Operating leases	9,094	7,444
Network equipment	8,748	3,179
Warranty reserve	2,300	2,450
Taxes	2,282	1,997
Litigation settlement accrual [1]	—	17,300
Other	8,519	7,476
Total accrued liabilities	$ 60,056	$ 59,868

(1)   See Note 17, "Commitments and Contingencies," for additional information.

Other non-current liabilities as of December 31, 2022 and 2021 consist of the following (*in thousands*):

| | December 31, | |
	2022	2021
Asset retirement obligations	$ 6,032	$ 4,861
Other	1,579	2,375
Total other non-current liabilities	$ 7,611	$ 7,236

Changes in our non-current asset retirement obligations for the years ended December 31, 2022 and 2021 consist of the following (*in thousands*):

	Asset Retirement Obligation
Balance – January 1, 2021	$ 4,401
Liabilities incurred	—
Liabilities settled	—
Accretion expense	460
Foreign exchange rate adjustments	—
Balance – December 31, 2021	4,861
Liabilities incurred	682
Liabilities settled	(43)
Accretion expense	553
Foreign exchange rate adjustments	(21)
Balance – December 31, 2022	$ 6,032

7. Composition of Certain Reserves and Allowances

Credit Losses — We regularly evaluate our accounts receivable and contract assets for expected credit losses. Our expected loss allowance methodology for accounts receivable is developed using historical collection experience, current and future economic and market conditions, and a review of the current status of each customer's trade accounts receivables. Due to the short-term nature of such receivables, the estimated amount of accounts receivable that may not be collected is based on the aging of the accounts receivable balances and the financial condition of customers. Additionally, specific allowance amounts are established to record the appropriate provision for customers that have a higher probability of default. Our monitoring activities include timely account reconciliation, dispute resolution, payment confirmation, consideration of each customer's financial condition and macroeconomic conditions. Balances are written off when determined to be uncollectible. We apply a similar methodology to our current and non-current contract asset balances. However, due to the inherent additional risk associated with a long-term receivable, an additional provision for credit loss is applied to contract asset balances that will diminish over time as the contract nears its expiration date.

Estimates are used to determine the expected loss allowances. Such allowances are based on management's assessment of anticipated payment, taking into account available historical and current information as well as management's assessment of potential future developments. We are continuously monitoring our assumptions used to determine our expected credit losses, including the impact of COVID-19, which could cause us to record additional material credit losses in future periods.

Changes in our allowances for credit losses for the years ended December 31, 2022 and 2021 were as follows (*in thousands*):

	Accounts Receivable	Other non-current assets
Balance at January 1, 2021	$ 1,044	$ 375
Provision for expected credit losses	204	80
Write-offs charged against the allowances	(371)	—
Other	17	—
Balance at December 31, 2021	894	455
Provision for expected credit losses	1,001	46
Write-offs charged against the allowances	(326)	—
Other	209	—
Balance at December 31, 2022	$ 1,778	$ 501

Warranties — We provide warranties on parts and labor related to our products. Our warranty terms range from two to five years. Warranty reserves are established for costs that are estimated to be incurred after the sale, delivery and installation of the products under warranty. The warranty reserves are determined based on known product failures, historical experience and other available evidence, and are included in accrued liabilities in our consolidated balance sheets.

Changes in our warranty reserve for the years ended December 31, 2022 and 2021 were as follows (*in thousands*):

	Warranty Reserve
Balance – January 1, 2021	$ 2,400
Accruals for warranties issued	126
Settlements and adjustments to warranties	(76)
Balance – December 31, 2021	2,450
Accruals for warranties issued	1,583
Settlements and adjustments to warranties	(1,733)
Balance – December 31, 2022	$ 2,300

8. Intangible Assets

Our intangible assets are comprised of indefinite- and finite-lived intangible assets and goodwill. We own the rights to 3 MHz of ATG spectrum in the nationwide 800 MHz Commercial Air-Ground Radiotelephone band (the "3 MHz FCC License"), which is used in the operation of our ATG network, and the license for 1 MHz of ATG spectrum in the nationwide 800MHz Commercial Air-Ground Radiotelephone band (the "1 MHz FCC License") acquired as part of our acquisition of LiveTV Airfone, LLC. Together we refer to the 3 MHz FCC License and the 1 MHz FCC License as the "FCC Licenses." The FCC Licenses were originally issued with 10-year terms and we have renewed both licenses for subsequent 10-year terms. Such licenses are subject to further renewal by the FCC, and renewals of licenses held by others have occurred routinely and at nominal cost. Moreover, we have determined that there are currently no legal, regulatory, contractual, competitive, economic, or other factors that limit the useful life of the FCC Licenses. As a result, the FCC Licenses are treated as indefinite-lived intangible assets which we do not amortize. We reevaluate the useful life of the FCC Licenses each year to determine whether events and circumstances continue to support an indefinite useful life. Our annual impairment assessment of the FCC Licenses for 2022, 2021 and 2020 indicated no impairment.

Our software relates to the development of internal use software which is used to run our network and support our service offerings. Software also includes software embedded in the equipment that we sell to our customers.

Our goodwill balance was $0.6 million as of December 31, 2022 and 2021.

Our intangible assets, other than goodwill, as of December 31, 2022 and 2021 were as follows (*in thousands, except for weighted average remaining useful life*):

	Weighted Average Remaining Useful Life (in years)	As of December 31, 2022			As of December 31, 2021		
		Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortized intangible assets:							
Software	6.4	$ 59,932	$ (43,950)	$ 15,982	$ 54,128	$ (39,289)	$ 14,839
Other intangible assets	8.0	624	—	624	1,812	—	1,812
Service customer relationships		8,081	(8,081)	—	8,081	(8,081)	—
OEM and dealer relationships		6,724	(6,724)	—	6,724	(6,724)	—
Total amortized intangible assets		75,361	(58,755)	16,606	70,745	(54,094)	16,651
Unamortized intangible assets:							
FCC Licenses		32,283	—	32,283	32,283	—	32,283
Total intangible assets		$ 107,644	$ (58,755)	$ 48,889	$ 103,028	$ (54,094)	$ 48,934

Amortization expense for the years ended December 31, 2022, 2021 and 2020 was $4.7 million, $7.5 million and $6.3 million, respectively.

Amortization expense for each of the next five years and thereafter is estimated to be as follows (*in thousands*):

Years ending December 31,	Amortization Expense
2023	$ 2,447
2024	$ 2,369
2025	$ 2,192
2026	$ 2,094
2027	$ 1,930
Thereafter	$ 5,574

Actual future amortization expense could differ from the estimated amount as the result of future investments and other factors.

9. Long-Term Debt and Other Liabilities

Long-term debt as of December 31, 2022 and 2021 was as follows (*in thousands*):

	December 31, 2022	December 31, 2021
Term Loan Facility	$ 711,263	$ 718,057
2022 Convertible Notes	—	102,788
Total debt	711,263	820,845
Less: deferred financing costs	(13,840)	(16,465)
Less: current portion of long-term debt	(7,250)	(109,620)
Total long-term debt	$ 690,173	$ 694,760

2021 Credit Agreement

On April 30, 2021, Gogo and Gogo Intermediate Holdings LLC ("GIH") (a wholly owned subsidiary of Gogo) entered into a credit agreement (the "Original 2021 Credit Agreement," and, as it may be amended, supplemented or otherwise modified from time to time, the "2021 Credit Agreement") among Gogo, GIH, the lenders and issuing banks party thereto and Morgan Stanley Senior Funding, Inc., as administrative agent, which provides for (i) a term loan credit facility (the "Term Loan Facility") in an aggregate principal amount of $725.0 million, issued with a discount of 0.5%, and (ii) a revolving credit facility (the "Revolving Facility" and together with the Term Loan Facility, the "Facilities") of up to $100.0 million, which includes a letter of credit sub-facility.

On February 2, 2023, Gogo and GIH entered into an amendment to the Original 2021 Credit Agreement with Morgan Stanley Senior Funding, Inc., as administrative agent, which replaced all references in the Original 2021 Credit Agreement to LIBOR in respect of the applicable interest rates for the Facilities with an adjusted term secured overnight financing rate as administered by the Federal Reserve Bank of New York ("SOFR"), plus a credit spread adjustment based on the Alternative Reference Rates Committee recommended spread adjustment.

The Term Loan Facility amortizes in nominal quarterly installments equal to one percent of the aggregate initial principal amount thereof per annum, with the remaining balance payable upon final maturity of the Term Loan Facility on April 30, 2028. There are no amortization payments under the Revolving Facility, and all borrowings under the Revolving Facility mature on April 30, 2026.

The Term Loan Facility bears annual interest at a floating rate measured by reference to, at GIH's option, either (i) an adjusted term SOFR rate (subject to a floor of 0.75%) plus an applicable margin of 3.75% and a credit spread adjustment based on the Alternative Reference Rates Committee recommended spread adjustments or (ii) an alternate base rate plus an applicable margin of 2.75%.

Loans outstanding under the Revolving Facility bear annual interest at a floating rate measured by reference to, at GIH's option, either (i) an adjusted term SOFR rate (subject to a floor of 0.00%) plus an applicable margin ranging from 3.25% to 3.75% per annum depending on GIH's senior secured first lien net leverage ratio and a credit spread adjustment based on the Alternative Reference Rates Committee recommended spread adjustments or (ii) an alternate base rate plus an applicable margin ranging from 2.25% to 2.75% per annum depending on GIH's senior secured first lien net leverage ratio. Additionally, unused commitments under the Revolving Facility are subject to a fee ranging from 0.25% to 0.50% per annum depending on GIH's senior secured first lien net leverage ratio.

The Facilities may be prepaid at GIH's option at any time without premium or penalty (other than customary breakage costs), subject to minimum principal payment amount requirements.

Subject to certain exceptions and de minimis thresholds, the Term Loan Facility is subject to mandatory prepayments in an amount equal to:

- 100% of the net cash proceeds of certain asset sales, insurance recovery and condemnation events, subject to reduction to 50% and 0% if specified senior secured first lien net leverage ratio targets are met;

- 100% of the net cash proceeds of certain debt offerings; and

- 50% of annual excess cash flow (as defined in the 2021 Credit Agreement), subject to reduction to 25% and 0% if specified senior secured first lien net leverage ratio targets are met.

The 2021 Credit Agreement contains customary representations and warranties and customary affirmative and negative covenants. The negative covenants include restrictions on, among other things: incurrence of indebtedness or issuance of disqualified equity interests; incurrence or existence of liens; consolidations or mergers; activities of Gogo and any subsidiary holding a license issued by the Federal Communications Commission; investments, loans, advances, guarantees or acquisitions; asset sales; dividends or

other distributions on equity; purchase, redemption or retirement of capital stock; payment or redemption of certain junior indebtedness; entry into other agreements that restrict the ability to incur liens securing the Facilities; and amendment of organizational documents; in each case subject to customary exceptions.

The Revolving Facility includes a financial covenant set at a maximum senior secured first lien net leverage ratio of 7.50:1.00, which will apply if the outstanding amount of loans and unreimbursed letter of credit drawings thereunder at the end of any fiscal quarter exceeds 35% of the aggregate of all commitments thereunder.

The 2021 Credit Agreement contains customary events of default, which, if any of them occurred, would permit or require the principal, premium, if any, and interest on all of the then outstanding obligations under the Facilities to be due and payable immediately and the commitments under the Revolving Facility to be terminated.

The proceeds of the Term Loan Facility were used, together with cash on hand, (i) to redeem in full and pay the outstanding principal amount of the 2024 Senior Secured Notes (as defined below) together with accrued and unpaid interest and redemption premiums and to pay fees associated with the termination of the ABL Credit Agreement (as defined below and, together with the redemption of the 2024 Senior Secured Notes, the "Refinancing"), and (ii) to pay fees and expenses incurred in connection with the Refinancing and the Facilities. The Revolving Facility is available for working capital and general corporate purposes of GIH and its subsidiaries and was undrawn as of December 31, 2022 and 2021.

As of December 31, 2022 and 2021, the outstanding principal amount of the Term Loan Facility was $714.1 million and $721.4 million, respectively, the unaccreted debt discount was $2.8 million and $3.3 million, respectively, and the net carrying amount was $711.3 million and $718.1 million, respectively.

We paid approximately $19.7 million of loan origination and financing costs related to the Facilities which are being accounted for as deferred financing costs on our consolidated balance sheets and are amortized over the terms of the Facilities. Total amortization expense was $2.6 million and $1.8 million, respectively, for the years ended December 31, 2022 and 2021 and is included in Interest expense in our consolidated statements of operations. As of December 31, 2022 and 2021, the balance of unamortized deferred financing costs related to the Facilities was $15.3 million and $17.9 million, respectively.

On April 30, 2021, Gogo, GIH, and each direct and indirect wholly-owned U.S. restricted subsidiary of GIH (Gogo and such subsidiaries collectively, the "Guarantors") entered into a guarantee agreement (the "Guarantee Agreement") in favor of Morgan Stanley Senior Funding, Inc., as collateral agent (the "Collateral Agent"), whereby GIH and the Guarantors guarantee the obligations under the Facilities and certain other secured obligations as set forth in the Guarantee Agreement, and GIH and the Guarantors entered into a collateral agreement (the "Collateral Agreement"), in favor of the Collateral Agent, whereby GIH and the Guarantors grant a security interest in substantially all of their respective tangible and intangible assets (including the equity interests in each direct material wholly-owned U.S. restricted subsidiary owned by GIH or any Guarantor, and 65% of the equity interests in any non-U.S. subsidiary held directly by GIH or any Guarantor), subject to certain exceptions, to secure the obligations under the Facilities and certain other secured obligations as set forth in the Collateral Agreement.

2022 Convertible Notes

On November 21, 2018, we issued $215.0 million aggregate principal amount of 6.00% Convertible Senior Notes due 2022 (the "2022 Convertible Notes") in private offerings to qualified institutional buyers, including pursuant to Rule 144A under the Securities Act, and in concurrent private placements. We granted an option to the initial purchasers to purchase up to an additional $32.3 million aggregate principal amount of 2022 Convertible Notes to cover over-allotments, of which $22.8 million was subsequently exercised during December 2018, resulting in a total issuance of $237.8 million aggregate principal amount of 2022 Convertible Notes.

In January 2021, $1.0 million aggregate principal amount of 2022 Convertible Notes was converted by holders and settled through the issuance of 166,666 shares of common stock.

On March 17, 2021, Gogo entered into separate, privately negotiated exchange agreements (the "March 2021 Exchange Agreements") with certain holders of the 2022 Convertible Notes. Pursuant to the March 2021 Exchange Agreements, such holders exchanged a total of $28,235,000 aggregate principal amount of 2022 Convertible Notes for 5,121,811 shares of our common stock on March 24, 2021. The negotiated exchange rate under the March 2021 Exchange Agreements was 181.40 shares of common stock per $1,000 principal amount of the 2022 Convertible Notes, which resulted in a loss on settlement of $4.4 million, which is included in Loss on extinguishment of debt and settlement of convertible notes in our consolidated statements of operations for the year ended December 31, 2021.

On April 1, 2021, Gogo entered into a privately negotiated exchange agreement (the "GTCR Exchange Agreement") with an affiliate of funds managed by GTCR LLC ("GTCR"). Pursuant to the GTCR Exchange Agreement, GTCR exchanged $105,726,000 aggregate principal amount of 2022 Convertible Notes for 19,064,529 shares of our common stock on April 9, 2021. The negotiated exchange rate under the GTCR Exchange Agreement was 180.32 shares of common stock per $1,000 principal amount of 2022 Convertible Notes, which resulted in a loss on settlement of $14.6 million, which is included in Loss on extinguishment of debt and settlement of convertible notes in our consolidated statements of operations for the year ended December 31, 2021.

As of December 31, 2021, the outstanding principal amount of the 2022 Convertible Notes was $102.8 million and was classified as Current portion of long-term debt in the consolidated balance sheets.

In May 2022, the remaining $102,788,000 aggregate principal amount of 2022 Convertible Notes was converted by holders into 17,131,332 shares of common stock. Thorndale Farm Private Equity Fund 2, LLC, an entity affiliated with our Chairman and Chief Executive Officer, held $8,000,000 aggregate principal amount of 2022 Convertible Notes that was converted into 1,333,333 shares of common stock. As of December 31, 2022, there were no outstanding 2022 Convertible Notes.

We incurred approximately $8.1 million of issuance costs related to the issuance of the 2022 Convertible Notes that were amortized over the term of the 2022 Convertible Notes using the effective interest method. Total amortization expense was $0.4 million, $1.4 million and $1.8 million, respectively, for the years ended December 31, 2022, 2021 and 2020. Amortization expense is included in Interest expense in the consolidated statements of operations. As of December 31, 2021, the balance of unamortized deferred financing costs related to the 2022 Convertible Notes was $0.4 million and was included as a reduction to the carrying amount of the debt in our consolidated balance sheets. See Note 11, "Interest Costs," for additional information.

The 2022 Convertible Notes had an initial conversion rate of 166.6667 shares of common stock per $1,000 principal amount of 2022 Convertible Notes, which was equivalent to an initial conversion price of approximately $6.00 per share of our common stock. Prior to conversion, the shares of common stock subject to conversion were considered in the diluted earnings per share calculations under the if-converted method if their impact was dilutive.

Forward Transactions

In connection with the issuance of our 3.75% Convertible Senior Notes due 2020 (the "2020 Convertible Notes"), we paid approximately $140.0 million to enter into prepaid forward stock repurchase transactions (the "Forward Transactions") with certain financial institutions (the "Forward Counterparties"), pursuant to which we purchased approximately 7.2 million shares of common stock for settlement on or around the March 1, 2020 maturity date for the 2020 Convertible Notes, subject to the ability of each Forward Counterparty to elect to settle all or a portion of its Forward Transactions early.

On December 11, 2019, we entered into an amendment to one of the Forward Transactions (the "Amended and Restated Forward Transaction") to extend the expected settlement date with respect to approximately 2.1 million shares of common stock held by one of the Forward Counterparties, JPMorgan Chase Bank, National Association (the "2022 Forward Counterparty"), to correspond with the May 15, 2022 maturity date for the 2022 Convertible Notes. As a result of the Forward Transactions, total shareholders' equity within our consolidated balance sheets was reduced by approximately $140.0 million. In March, 2020, approximately 5.1 million shares of common stock were delivered to us in connection with the Forward Transactions. In April 2021, approximately 1.5 million shares of common stock were delivered to us in connection with the Amended and Restated Forward Transaction. In May 2022, the approximately 0.6 million shares that were remaining under the Amended and Restated Forward Transactions were delivered to us. As of December 31, 2022, there were no prepaid forward stock repurchase transactions outstanding.

2024 Senior Secured Notes

On April 25, 2019, GIH and Gogo Finance Co. Inc. (a wholly owned subsidiary of GIH) ("Gogo Finance" and, together with GIH, the "Issuers") issued $905.0 million aggregate principal amount of 9.875% senior secured notes due 2024 (the "2024 Senior Secured Notes"), at a price equal to 99.512% of their face value, under an indenture, dated as of April 25, 2019, among the Issuers, Gogo, the subsidiary guarantors party thereto and U.S. Bank National Association, as trustee.

On May 7, 2019, the Issuers issued an additional $20.0 million of 2024 Senior Secured notes, which were issued at a price equal to 100.5% of their face value, and $50.0 million of 2024 Senior Secured Notes on November 13, 2020, which were issued at a price equal to 103.5% of their face value.

The 2024 Senior Secured Notes were guaranteed on a senior secured basis by Gogo and all of GIH's existing and future restricted subsidiaries (other than Gogo Finance), subject to certain exceptions. The 2024 Senior Secured Notes and the related guarantees were secured by certain liens on the Company's collateral, which were released upon the closing of the Transaction.

We paid approximately $22.6 million of origination fees and financing costs related to the issuance of the 2024 Senior Secured Notes, which were accounted for as deferred financing costs on our consolidated balance sheets and were being amortized over the contractual term of the 2024 Senior Secured Notes using the effective interest method. Total amortization expense was $1.4 million and $3.7 million, respectively, for the years ended December 31, 2021 and 2020. Amortization expense is included in Interest expense in the consolidated statements of operations.

The 2024 Senior Secured Notes were redeemed on May 1, 2021 (the "Redemption Date") at a redemption price equal to 104.938% of the principal amount of the 2024 Senior Secured Notes redeemed, plus accrued and unpaid interest to (but not including) the Redemption Date. The make-whole premium paid in connection with the redemption was $48.1 million. We wrote off the remaining unamortized deferred financing costs of $15.2 million and the remaining debt discount of $1.3 million, which together are included in Loss on extinguishment of debt and settlement of convertible notes in our consolidated statements of operations for the year ended December 31, 2021.

ABL Credit Facility

On August 26, 2019, Gogo, GIH and Gogo Finance entered into a credit agreement (the "ABL Credit Agreement") with the other loan parties party thereto, the lenders party thereto, JPMorgan Chase Bank, N.A., as administrative agent, and Morgan Stanley Senior Funding, Inc., as syndication agent, which provided for an asset-based revolving credit facility (the "ABL Credit Facility") of up to $30.0 million, subject to borrowing base availability, and includes letter of credit and swingline sub-facilities. The obligations under the ABL Credit Agreement were guaranteed by Gogo and all of its existing and future subsidiaries, subject to certain exceptions and secured by collateral of the Company. On April 30, 2021, the ABL Credit Agreement and all commitments thereunder were terminated. As a result of the termination, the remaining unamortized deferred financing costs of $0.3 million were written off as of May 1, 2021 and included in Loss on extinguishment of debt and settlement of convertible notes in our consolidated statements of operations for the year ended December 31, 2021.

2020 Convertible Notes

In March 2015, we issued $361.9 million aggregate principal amount of 3.75% Convertible Senior Notes due 2020 (the "2020 Convertible Notes") in a private offering to qualified institutional buyers, pursuant to Rule 144A under the Securities Act. In 2018 and 2019, we repurchased a total of $359.4 million aggregate principal amount of the 2020 Convertible Notes, and on March 1, 2020, the remaining $2.5 million aggregate principal amount of the 2020 Convertible Notes matured.

10. Derivative Instruments and Hedging Activities

We are exposed to interest rate risk on our variable rate borrowings. We currently use interest rate caps to manage our exposure to interest rate changes, and have designated these interest rate caps as cash flow hedges for accounting purposes. Accordingly, the earnings impact of the derivatives designated as cash flow hedges is recorded upon the recognition of the variable interest payments related to the hedged debt.

In May 2021, we purchased interest rate caps with an aggregate notional amount of $650.0 million for $8.6 million. The cost of the interest rate caps will be amortized to interest expense using the caplet method, from the effective date through termination date. We receive payments in the amount calculated pursuant to the caps for any period in which the three-month USD LIBOR rate increases beyond the applicable strike rate. The notional amounts of the interest rate caps periodically decrease over the life of the caps.

The notional amounts, strike rates and end dates of the cap agreements are as follows *(notional amounts in thousands)*:

Start Date	End Date	Notional Amounts	Strike Rate
7/31/2021	7/31/2023	$ 650,000	0.75%
7/31/2023	7/31/2024	525,000	0.75%
7/31/2024	7/31/2025	350,000	1.25%
7/31/2025	7/31/2026	250,000	2.25%
7/31/2026	7/31/2027	200,000	2.75%

We record the effective portion of changes in the fair value of our cash flow hedges to other comprehensive income (loss), net of tax, and subsequently reclassify these amounts into earnings in the period during which the hedged transaction is recognized. The amounts included in accumulated other comprehensive income will be reclassified to interest expense in the event the hedges are no longer considered effective, in accordance with ASC 815, *Derivatives and Hedging*. No gains or losses of our cash flow hedges were considered to be ineffective and reclassified from other comprehensive income (loss) to earnings for the years ended December 31, 2022 and 2021. We estimate that approximately $1.5 million currently recorded in accumulated other comprehensive income (loss) will be recognized in earnings over the next 12 months. We assess the effectiveness of the hedge on an ongoing basis. Cash flows from interest rate caps are classified in the consolidated statement of cash flows as investing activities from continuing operations.

For the year ended December 31, 2022, we recorded an unrealized gain on the interest rate caps of $28.4 million, net of tax of $9.3 million. For the year ended December 31, 2021, we recorded an unrealized gain on the interest rate caps of $2.7 million, net of tax of $0.9 million. Unrealized gains and losses on interest rate caps exclude amortization of the purchase price paid for the interest rate caps.

When derivatives are used, we are exposed to credit loss in the event of non-performance by the counterparties; however, non-performance is not anticipated. ASC 815, *Derivatives and Hedging*, requires companies to recognize all derivative instruments as either assets or liabilities at fair value in the balance sheet. The fair values of the interest rate derivatives are based on quoted market prices for similar instruments from commercial banks (based on significant observable inputs - Level 2 inputs).

The following table presents the fair value of our interest rate derivatives included in the consolidated balance sheets for the periods presented (in thousands):

		December 31,	
Derivatives designated as hedging instruments	**Balance sheet location**	**2022**	**2021**
Current portion of interest rate caps	Prepaid expenses and other current assets	$ 24,459	$ 925
Non-current portion of interest rate caps	Other non-current assets	$ 25,578	$ 11,359

Fair Value Measurement

Our derivative assets and liabilities consist principally of interest rate caps, which are carried at fair value based on significant observable inputs (Level 2 inputs). Derivatives entered into by us are typically executed over-the-counter and are valued using discounted cash flows along with fair value models that primarily use market observable inputs. These models take into account a variety of factors including, where applicable, maturity, interest rate yield curves, and counterparty credit risks.

11. Interest Costs

We capitalize a portion of our interest on funds borrowed during the active construction period of major capital projects. Capitalized interest is added to the cost of the underlying assets and amortized over the useful lives of the assets.

The following is a summary of our interest costs for the years ended December 31, 2022, 2021 and 2020 *(in thousands)*:

	For the Years Ended December 31,		
	2022	**2021**	**2020**
Interest costs charged to expense	$ 43,530	$ 62,390	$ 105,988
Amortization of deferred financing costs	3,058	4,661	5,892
Accretion of debt discount	456	419	13,907
Amortization of the purchase price of interest rate caps	157	2	—
Interest rate cap benefit	(8,329)	—	—
Interest expense	38,872	67,472	125,787
Interest costs capitalized to property and equipment	920	4	—
Interest costs capitalized to software	472	311	885
Total interest costs	$ 40,264	$ 67,787	$ 126,672

12. Common Stock and Preferred Stock

Common Stock – We have one class of common stock outstanding as of December 31, 2022 and 2021. Our common stock is junior to our preferred stock, if and when issued. Our Third Amended and Restated Certificate of Incorporation authorizes a total of 500,000,000 shares of common stock with a par value of $0.0001 per share.

Preferred Stock – Our Third Amended and Restated Certificate of Incorporation authorizes 100,000,000 shares of new preferred stock with a par value of $0.01 per share. No shares of this new preferred stock have been issued. The preferred stock may be issued, from time to time, in one or more series as authorized by the Board of Directors, which has the authority to designate the terms of any series of preferred stock issued, including, without limitation, the number of shares to be included in such series of preferred stock, any dividend, redemption, conversion rights or voting powers and the designations, preferences and relative participating, optional or other special rights.

Shareholder Rights Plan – On September 23, 2020, our Board of Directors adopted a Section 382 Rights Agreement (as amended, the "Rights Agreement"), between the Company and Computershare Trust Company, N.A., as rights agent (the "Rights Agent"), and declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of common stock of the Company, outstanding on the record date of October 2, 2020, to the stockholders of record on that date. Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Preferred Stock, par value $0.01 per share, of the Company (the "Preferred Shares") at a price of $38.40 per one one-thousandth of a Preferred Share represented by a Right, subject to adjustment. In December 2022, the Company entered into Amendment No. 1 to the Rights Agreement with the Rights Agent, which, among other things, changed the Distribution Date (as defined below) from the close of business on the tenth to the thirtieth day after the Stock Acquisition Date (as defined in the Rights Agreement), with certain exceptions.

The purpose of the Rights Agreement is to facilitate the Company's ability to preserve its net operating losses ("NOLs") and certain other tax attributes in order to be able to offset potential future income taxes for federal income tax purposes. The Company's ability to use its NOLs and other tax attributes would be substantially limited if it experiences an "ownership change," as such term is defined in Section 382 of the Internal Revenue Code of 1986, as amended (the "Code"). A company generally experiences an ownership change if the percentage of the value of its stock owned by certain "5-percent shareholders," as such term is defined in Section 382 of the Code, increases by more than 50 percentage points over a rolling three-year period. The Rights Agreement is intended to reduce the likelihood of an ownership change under Section 382 of the Code by deterring any person or group from acquiring beneficial ownership of 4.9% or more of the shares of the Company's common stock then-outstanding.

The Rights are attached to all shares of the Company's common stock, and until the Distribution Date (as defined below), the Rights will be transferred with and only with the common stock. As long as the Rights are attached to the common stock, the Company will issue one Right with each new share of common stock so that all such shares of common stock will have Rights attached (subject to certain limited exceptions). The Rights will separate and begin trading separately from the common stock, and Right certificates will be caused to evidence the Rights, on the earlier to occur of (i) the close of business on the thirtieth day following public disclosure of facts indicating that a person or group has acquired beneficial ownership of 4.9% or more of the outstanding common stock (an "Acquiring Person") (or, in the event the Board of Directors determines to effect an exchange in accordance with Section 24 of the Rights Agreement and the Board of Directors determines that a later date is advisable, then such later date) and (ii) the close of business on the tenth business day (or such later date as may be determined by action of the Board of Directors prior to such time as any person becomes an Acquiring Person) following the commencement of a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 4.9% or more of the outstanding common stock (the earlier of such dates, the "Distribution Date").

The Rights are not exercisable until the Distribution Date. The Rights will expire on the earlier to occur of (i) the date on which the Board of Directors determines in its sole discretion that (x) the Rights Agreement is no longer necessary for the preservation of material valuable NOLs or tax attributes or (y) the NOLs and tax attributes have been fully utilized and may no longer be carried forward and (ii) the close of business on September 23, 2023. The Rights Agreement was approved by the Company's stockholders at the Company's 2021 annual meeting of stockholders.

On September 15, 2022, pursuant to the Rights Agreement and following approval by the Board of Directors, the Company requested that BlackRock, Inc. (together with its subsidiaries and funds under management, "BlackRock"), as promptly as practicable, divest sufficient shares of the Company's common stock to take BlackRock's beneficial ownership below 4.9% so as to not be deemed an "Acquiring Person" under the Rights Agreement. On September 28, 2022, following confirmation that it had divested sufficient shares of the Company's common stock so as to not be deemed an "Acquiring Person" under the Rights Agreement, the Board of Directors granted a request by BlackRock that it be deemed an "Exempt Person" under the Rights Agreement, subject to BlackRock satisfying certain ownership conditions, including that neither BlackRock, Inc. nor any subsidiary or individual fund will have an economic interest of 4.9% or more of the Company's common stock. Additionally, on December 29, 2022, the Board of Directors determined another shareholder not to be deemed an "Acquiring Person" under the Rights Agreement and granted a request from the shareholder that it be deemed an "Exempt Person" under the Rights Agreement, subject to such shareholder satisfying certain ownership conditions.

13. Fair Value of Financial Assets and Liabilities

A three-tier fair value hierarchy has been established which prioritizes the inputs used in measuring fair value. These tiers include:

- *Level 1* - defined as observable inputs such as quoted prices for identical assets or liabilities in active markets;

- *Level 2* - defined as observable inputs other than Level 1 inputs such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; and

- *Level 3* - defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Refer to Note 10, "Derivative Instruments and Hedging Activities," for fair value information relating to our interest rate caps.

Long-Term Debt:

As of December 31, 2022 and 2021, our financial assets and liabilities that are disclosed but not measured at fair value include the Term Loan Facility, and solely as of December 31, 2021, the 2022 Convertible Notes, which are reflected on the consolidated balance sheets at cost. The fair value measurements are classified as Level 2 within the fair value hierarchy since they are based on quoted market prices of our instruments in markets that are not active. We estimated the fair value of the Term Loan Facility, and

solely as of December 31, 2021, the 2022 Convertible Notes, by calculating the upfront cash payment a market participant would require to assume these obligations. The upfront cash payments used in the calculations of fair value on our consolidated balance sheets, excluding any issuance costs, are the amount that a market participant would be willing to lend at such date to an entity with a credit rating similar to ours and that would allow such an entity to achieve sufficient cash inflows to cover the scheduled cash outflows under the Term Loan Facility, and solely as of December 31, 2021, the 2022 Convertible Notes.

The fair value and carrying value of long-term debt as of December 31, 2022 and 2021 was as follows *(in thousands)*:

| | December 31, 2022 | | December 31, 2021 | |
	Fair Value [1]	Carrying Value	Fair Value [1]	Carrying Value
Term Loan Facility	$ 708,000	$ 711,263 [2]	$ 723,000	$ 718,057 [2]
2022 Convertible Notes	$ —	$ —	$ 230,000	$ 102,788

(1) Fair value amounts are rounded to the nearest million.
(2) Carrying value of the Term Loan Facility reflects the unaccreted debt discount of $2.8 million and $3.3 million, respectively, as of December 31, 2022 and 2021. See Note 9, "Long-Term Debt and Other Liabilities," for further information.

14. Stock-Based Compensation and 401(k) Plan

As of December 31, 2022, we maintained three stock-based incentive compensation plans: the Second Amended and Restated Gogo Inc. 2016 Omnibus Incentive Plan (the "2016 Omnibus Plan"), the Gogo Inc. 2013 Omnibus Incentive Plan (the "2013 Omnibus Plan"), and The Aircell Holdings Inc. Stock Option Plan, collectively referred to as the "Stock Plans," as well as an Employee Stock Purchase Plan ("ESPP"), as discussed below. Our Stock Plans provide for the grant of both equity and cash awards, including non-qualified stock options, incentive stock options, stock appreciation rights, performance awards (shares and units), restricted stock, RSUs, deferred share units ("DSUs") and other stock-based awards and dividend equivalents to eligible employees, directors and consultants, as determined by the Compensation Committee of our Board of Directors (the "Compensation Committee").

Under the Stock Plans, 33,234,128 shares of common stock were reserved for issuance. As of December 31, 2022, 6,941,586 shares remained available for grant under our Stock Plans. The contractual life of granted options is 10 years. Except as otherwise approved by the Compensation Committee, all options that are unvested as of the date on which a recipient's employment terminates, as well as vested options that are not exercised within a prescribed period following termination, are forfeited and become available for future grants. Options granted beginning in 2010 but prior to the Option Exchange (as defined below) include options that (a) vest in specified increments over a four-year period, (b) vest on the date of grant for certain options granted to non-employee members of our Board of Directors or (c) vest on the first anniversary of the date of grant for certain options granted to non-employee members of our Board of Directors. In June 2020, we consummated an option exchange program that was approved by our stockholders at the annual meeting held on April 29, 2020 in which previously outstanding eligible options (which excluded options granted for service by non-executive members of our Board of Directors) to purchase 6,664,773 shares of common stock were surrendered and cancelled and we granted replacement options (the "Replacement Options") in exchange for the tendered options. Of the 4,168,455 options we granted in 2020, 2,896,383 were Replacement Options. The Replacement Options vested in a single installment on December 31, 2022.

Beginning in 2013, we granted RSUs, which generally vest in equal annual increments over a four-year period. Vested RSUs will be settled, at the discretion of the Compensation Committee, in shares of our common stock or in cash equal to the value of the applicable number of shares of our common stock on the vesting date. We also granted DSUs to directors, some of which vest on the grant date and others on the first anniversary of the grant date. DSUs will be settled in shares of our common stock 90 days after the director ceases to serve as a director. We intend to settle RSU and DSU awards in stock and we have the shares available to do so.

The following is a summary of our stock-based compensation expense included in the consolidated statements of operations, excluding the stock-based compensation expense for discontinued operations, for the years December 31, 2022, 2021 and 2020 *(in thousands)*:

| | For the Years Ended December 31, | | |
	2022	2021	2020
Cost of service revenue	$ 1,073	$ 472	$ 119
Cost of equipment revenue	1,022	523	235
Engineering, design and development	2,532	1,358	560
Sales and marketing	2,628	1,615	880
General and administrative	11,810	9,377	6,014
Total stock-based compensation expense	$ 19,065	$ 13,345	$ 7,808

A summary of stock option activity for the year ended December 31, 2022 is as follows:

	Number of Options		Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Life		Aggregate Intrinsic Value (in thousands)
Options outstanding – January 1, 2022	4,802,342	$	4.18	6.57	$	45,927
Granted	—	$	—			
Exercised	(758,681)	$	2.67			
Forfeited	—	$	—			
Expired	(30,900)	$	17.78			
Options outstanding – December 31, 2022	4,012,761	$	4.36	5.38	$	42,396
Options exercisable – December 31, 2022	3,708,974	$	4.51	5.32	$	38,696

As of December 31, 2022, total unrecognized compensation costs related to unvested stock options were approximately $0.4 million which is expected to be recognized over a weighted average period of approximately 1 year. The total grant date fair value of stock options vested in 2022, 2021 and 2020 was approximately $18 million, $10 million and $16 million, respectively.

We estimate the fair value of stock options using the Black-Scholes option-pricing model. No stock options were granted during the year ended December 31, 2022. Weighted average assumptions used and weighted average grant date fair value of stock options granted for the years ended December 31,2021 and 2020 were as follows:

	For the Years Ended December 31,	
	2021	2020
Approximate risk-free interest rate	1.0%	0.5%
Average expected life (years)	5.50	6.20
Dividend yield	N/A	N/A
Volatility	77.0%	66.8%
Weighted average grant date fair value of common stock underlying options granted	$ 9.66	$ 2.59
Weighted average grant date fair value of stock options granted	$ 6.22	$ 1.56

The risk-free interest rate assumptions were based on the U.S. Treasury yield curve for the term that mirrored the expected term in effect at the time of grant. The expected life of our stock options was determined based upon a simplified assumption that the stock options will be exercised evenly from vesting to expiration, as we do not have sufficient historical exercise data to provide a reasonable basis upon which to estimate the expected life. The dividend yield was based on expected dividends at the time of grant. Beginning in 2020, we calculated volatility based exclusively on our common stock.

The following table summarizes the activities for our unvested RSUs and DSUs for the year ended December 31, 2022:

	Number of Underlying Shares		Weighted Average Grant Date Fair Value
Unvested – January 1, 2022	3,998,688	$	7.40
Granted	1,513,287	$	17.21
Vested	(1,897,299)	$	6.50
Forfeited/canceled	(148,451)	$	10.32
Unvested – December 31, 2022	3,466,225	$	12.46

As of December 31, 2022, there was approximately $30 million of unrecognized compensation cost related to unvested employee RSUs. This amount is expected to be recognized over a weighted-average period of approximately 2.6 years. The total grant date fair value of RSUs and DSUs vested in 2022 was approximately $12 million.

ESPP - In June 2013, the Board of Directors and stockholders approved the ESPP, which became effective on June 26, 2013, and in 2017 and 2020, the ESPP was amended to increase the number of shares reserved thereunder. The ESPP allows eligible employees to purchase a limited number of shares of common stock during pre-specified offering periods at a discount established by the Compensation Committee which may not exceed 15% of the fair market value of the common stock at the beginning or end of the offering period (whichever is lower). Under the ESPP, 2,200,000 shares were reserved for issuance and 52,489 shares of common stock were issued during the year ended December 31, 2022. As of December 31, 2022, 714,091 shares remained available for purchase under the ESPP.

401(k) Plan - Under our 401(k) plan, all employees who are eligible to participate are entitled to make tax-deferred contributions, subject to Internal Revenue Service limitations. We match 100% of the employee's first 4% of contributions made, subject to annual

limitations. Our matching contributions were $2.1 million, $1.8 million, and $1.5 million for the years ended December 31, 2022, 2021 and 2020, respectively.

15. Income Tax

For financial reporting purposes, the income (loss) from continuing operations before income taxes included the following components for the years ended December 31, 2022, 2021, and 2020 (*in thousands*):

	For the Years Ended December 31,		
	2022	2021	2020
United States	$ 105,450	$ (27,557)	$ (45,840)
Foreign	267	(3,084)	(2,865)
Income (loss) before income taxes	$ 105,717	$ (30,641)	$ (48,705)

Significant components of the provision (benefit) for income taxes from continuing operations for the years ended December 31, 2022, 2021, and 2020 are as follows (*in thousands*):

	For the Years Ended December 31,		
	2022	2021	2020
Current:			
Federal	$ —	$ —	$ —
State	488	90	86
Foreign	—	—	—
	488	90	86
Deferred:			
Federal	11,830	(166,706)	(318)
State	2,464	(20,614)	86
Foreign	(1,124)	—	—
	13,170	(187,320)	(232)
Total	$ 13,658	$ (187,230)	$ (146)

The provision (benefit) for income taxes from continuing operations differs from income taxes computed at the federal statutory tax rates for the years ended December 31, 2022, 2021, and 2020 as a result of the following items:

	For the Years Ended December 31,		
	2022	2021	2020
Federal statutory rate	21.0%	21.0%	21.0%
Effect of:			
Change in valuation allowance	(10.9)	595.5	(48.9)
State income taxes-net of federal tax benefit	4.0	3.2	14.0
R&D credit	(0.4)	8.3	—
Excess tax benefits on stock-based compensation	(2.0)	(3.0)	1.2
Loss on settlement of 2022 Convertible Notes	—	(12.9)	—
Other	1.2	(1.1)	13.0
Effective tax rate	12.9%	611.0%	0.3%

Components of the net deferred income tax asset as of December 31, 2022 and 2021 are as follows (*in thousands*):

	December 31, 2022	December 31, 2021
Deferred income tax assets:		
Compensation accruals	$ 2,912	$ 2,492
Stock options	8,483	7,839
Inventory	990	823
Warranty reserves	565	609
Fixed assets	6,438	5,821
Capital loss	10,425	10,425
Deferred revenue	18	184
Federal net operating loss (NOL)	118,043	144,591
State NOL	26,033	29,690
Foreign NOL	14,430	15,478
Interest carryforward	67,644	71,778
UNICAP adjustment	4,739	1,070
Finite-lived intangible assets	3,334	3,374
Operating lease liability	21,744	21,118
R&D credit	3,005	2,538
Section 174 costs	4,624	—
Other	4,802	4,983
Total deferred income tax assets	298,229	322,813
Deferred income tax liabilities:		
Indefinite-lived intangible assets	(9,138)	(8,043)
Right-of-use asset	(18,525)	(17,684)
Interest rate cap valuation	(10,213)	(909)
Other	(226)	(324)
Total deferred income tax liabilities	(38,102)	(26,960)
Total deferred income tax	260,127	295,853
Valuation allowance	(97,470)	(110,720)
Net deferred income tax asset	$ 162,657	$ 185,133

We regularly assess the need for a valuation allowance related to our deferred income tax assets to determine, based on the weight of the available positive and negative evidence, whether it is more likely than not that some or all of such deferred assets will not be realized. In our assessments, the Company considers recent financial operating results, the scheduled expiration of our net operating losses, potential sources of taxable income, the reversal of existing taxable differences, taxable income in prior carryback years, if permitted under tax law, and tax planning strategies. Based on our most recent assessment, for the year ended December 31, 2022, we released $11.4 million of the valuation allowance for the portion of our deferred income tax assets that we are more likely than not going to utilize. As of December 31, 2022, we can demonstrate an estimate of objectively verifiable future income based on the prior three years of pre-tax income from continuing operations, adjusted for the change in interest expense resulting from the Refinancing and the settlement of the 2022 Convertible Notes. This estimate of future income, along with our assessment of the other positive and negative evidence considered, supports the release of a portion of the valuation allowance. The remaining valuation allowance is still required for deferred tax assets related to certain state and foreign NOLs, capital losses, and the Section 163(j) interest limitation carryforward as it was more likely than not as of December 31, 2022 that these deferred tax assets will not be realized. If we continue to sustain our current operating performance, additional reversals of our valuation allowance could occur within the next twelve months.

As of December 31, 2022, the federal net operating loss ("NOL") carryforward amount was approximately $562 million, the state NOL carryforward amount was approximately $448 million and the Section 163(j) interest limitation carryforward amount was $292 million. The federal NOLs will begin to expire in 2032. The state NOLs expire in various tax years beginning in 2023. The interest carryforward does not expire. As of December 31, 2022, the Canadian NOL carryforward amount was approximately $54 million, and it will begin to expire in 2032.

Utilization of our NOL, interest and tax credit carryforwards may be subject to substantial annual limitations due to the ownership change limitations provided by the Internal Revenue Code and similar state provisions. Such annual limitations could result in the expiration of the NOL and tax credit carryforwards before their utilization. The interest carryforward arises from the Tax Cuts and Jobs Act and generally limits the interest expense deduction to 30% of income (loss) attributable to common stock before interest expense, interest income, income taxes and depreciation and amortization for tax years 2018 to 2021 and 30% of income (loss) attributable to common stock before interest expense, interest income and income taxes for 2022 and subsequent years. The interest carryforward will not expire as it may be carried forward indefinitely.

Uncertain Tax Positions - As of December 31, 2022, the total amount of gross unrecognized tax benefits was $0.8 million, which, if recognized, would impact the Company's effective tax rate. As of December 31, 2021, we did not have any gross unrecognized tax benefits.

The aggregate change in the balance of gross unrecognized tax benefits, which excludes interest and penalties for the year ended December 31, 2022 is as follows *(in thousands)*:

	For the Year Ended December 31, 2022
Beginning balances	$ —
Increases related to tax positions taken during a prior year	555
Decreases related to tax positions taken during a prior year	—
Increases related to tax positions taken during the current year	244
Decreases related to settlements with taxing authorities	—
Decreases related to expiration of the statute of limitations	—
Ending balances	$ 799

We are subject to taxation and file income tax returns in the United States federal jurisdiction and many states and Canada. With few exceptions, as of December 31, 2022, we are no longer subject to U.S. federal, state, local or foreign examinations by tax authorities for years before 2019.

We record penalties and interest relating to uncertain tax positions in the income tax provision line item in the consolidated statement of operations. No penalties or interest related to uncertain tax positions were recorded for the years ended December 31, 2022, 2021 or 2020. As of December 31, 2022 and 2021, we did not have a liability recorded for interest or potential penalties.

We do not expect a change in the unrecognized tax benefits within the next 12 months.

16. Leases

The following is a summary of our lease expense included in the consolidated statement of operations *(in thousands)*:

	For the Years Ended December 31,		
	2022	2021	2020
Operating lease cost	$ 14,964	$ 13,203	$ 11,688
Finance lease cost:			
Amortization of leased assets	156	35	230
Interest on lease liabilities	40	50	113
Total lease cost	$ 15,160	$ 13,288	$ 12,031

Other information regarding our leases is as follows *(in thousands, except lease terms and discount rates)*:

	For the Years Ended December 31,		
	2022	2021	2020
Supplemental cash flow information			
Cash paid for amounts included in measurement of lease liabilities:			
Operating cash flows used in operating leases	$ 15,194	$ 13,930	$ 12,733
Operating cash flows used in finance leases	$ 40	$ 51	$ 113
Financing cash flows used in finance leases	$ 184	$ 145	$ 546
Non-cash items:			
Operating leases obtained	$ 13,547	$ 43,148	$ 5,342
Finance leases obtained	$ 11	$ —	$ 428
Weighted average remaining lease term			
Operating leases	8 years	9 years	7 years
Finance leases	1 year	2 years	2 years
Weighted average discount rate			
Operating leases	6.7%	7.0%	11.2%
Finance leases	17.0%	18.6%	10.5%

Annual future minimum lease payments as of December 31, 2022 *(in thousands)*:

Years ending December 31,	Operating Leases		Financing Leases	
2023	$	14,499	$	141
2024		15,087		4
2025		14,227		2
2026		14,048		—
2027		13,191		—
Thereafter		42,630		—
Total future minimum lease payments		113,682		147
Less: Amount representing interest		(25,347)		(9)
Present value of net minimum lease payments	$	88,335	$	138
Reported as of December 31, 2022				
Accrued liabilities	$	9,094	$	133
Non-current operating lease liabilities		79,241		—
Other non-current liabilities		—		5
Total lease liabilities	$	88,335	$	138

As of December 31, 2022, there were no significant leases which had not yet commenced.

17. Commitments and Contingencies

Contractual Commitments – We have agreements with various vendors under which we have remaining commitments to purchase hardware components and development services. Such commitments will become payable as we receive the hardware components or as development services are provided.

In June 2022, we and Hughes entered into a supply and product support agreement (the "SPSA"), providing for our purchase from Hughes of airborne antennas for use on a LEO satellite network, and the performance by Hughes of services related thereto. Under the SPSA, we commit to purchase, over a seven-year period that will begin on completion of a project milestone currently expected to occur at the end of 2024, antennas with an estimated aggregate purchase price of approximately $170 million. During that seven-year period, Hughes may not sell substantially similar equipment to other purchasers in our primary target market.

Indemnifications and Guarantees – In accordance with Delaware law, we indemnify our officers and directors for certain events or occurrences while the officer or director is, or was, serving at our request in such capacity. The maximum potential amount of future payments we could be required to make under this indemnification is uncertain and may be unlimited, depending upon circumstances. However, our Directors' and Officers' insurance does provide coverage for certain of these losses.

In the ordinary course of business, we may occasionally enter into agreements pursuant to which we may be obligated to pay for the failure of the performance of others, such as the use of corporate credit cards issued to employees. Based on historical experience, we believe that the risk of sustaining any material loss related to such guarantees is remote.

We have entered into a number of agreements pursuant to which we indemnify the other party for losses and expenses suffered or incurred in connection with any patent, copyright, or trademark infringement or misappropriation claim asserted by a third party with respect to our equipment or services. The maximum potential amount of future payments we could be required to make under these indemnification agreements is uncertain and is typically not limited by the terms of the agreements.

Securities Litigation – On June 27, 2018, a purported stockholder of the Company filed a putative class action lawsuit in the United States District Court for the Northern District of Illinois, Eastern Division (the "Court") styled *Pierrelouis v. Gogo Inc.*, naming the Company, its former Chief Executive Officer and Chief Financial Officer, its current Chief Financial Officer and its then-current President, Commercial Aviation, as defendants purportedly on behalf of all purchasers of our securities from February 27, 2017 through May 4, 2018. The complaint asserted claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended, and Rule 10b-5 promulgated thereunder, alleging misrepresentations or omissions by us purporting to relate to the reliability of and installation and remediation costs associated with CA's 2Ku antenna. The plaintiffs sought to recover from us and the individual defendants an unspecified amount of damages. In December 2018, the plaintiffs filed an amended complaint and in February 2019, we filed a motion to dismiss such amended complaint. In October 2019, the judge granted the motion to dismiss on two independent grounds, finding that the plaintiffs failed to plausibly allege that the defendants made materially false or misleading statements and that the plaintiffs failed to plead with particularity that the defendants acted with scienter. The amended complaint was dismissed without prejudice, and in December 2019, the defendants filed a second amended complaint. In July 2020, the plaintiffs filed a motion requesting leave to file a proposed third amended complaint, which was granted by the Court. The plaintiffs proceeded to file the third amended complaint in July 2020 and we filed a motion to dismiss in September 2020. In April 2021, the Court denied our motion to dismiss, and the defendants filed their answer and affirmative defenses to the third amended complaint in June 2021.

The parties engaged in mediation and reached a tentative resolution that included a cash payment of $17.3 million (funded by our Directors' and Officers' ("D&O") insurance policy) in exchange for a dismissal with prejudice of the class claims and full releases. As a result of this development, the Company accrued a $17.3 million liability within Accrued liabilities and a corresponding insurance receivable in Prepaid expenses and other current assets in the consolidated balance sheets as of December 31, 2021. On April 12, 2022, the parties entered into a Stipulation and Agreement of Settlement memorializing these terms (the "Class Action Settlement"). On May 3, 2022, the Court signed an order (i) preliminarily approving the Class Action Settlement; (ii) certifying the settlement class; (iii) approving the notice to be sent to members of the settlement class; and (iv) scheduling a final hearing for August 30, 2022, and the insurance carriers subsequently deposited the settlement amount into escrow. On August 31, 2022, the Court issued a final judgment approving the Class Action Settlement and dismissing all claims against the defendants with prejudice. The Company released the $17.3 million liability and corresponding insurance receivable after the Court approved the Class Action Settlement.

Derivative Litigation – On September 25, 2018 and September 26, 2018, two purported stockholders of the Company filed substantively identical derivative lawsuits in the Court, styled Nanduri v. Gogo Inc. and Hutsenpiller v. Gogo Inc., respectively. Both lawsuits were purportedly brought derivatively on behalf of us and name us as a nominal defendant and name as defendants each then-current member of the Company's Board of Directors, its former Chief Executive Officer and Chief Financial Officer, its then-current President, Commercial Aviation, and its current Chief Executive Officer and Chief Financial Officer. The complaints assert claims under Section 14(a) of the Securities Exchange Act of 1934, breach of fiduciary duty, unjust enrichment, and waste of corporate assets, and allege misrepresentations or omissions by us purporting to relate to the 2Ku antenna's reliability and installation and remediation costs, as well as allegedly excessive bonuses, stock options, and other compensation paid to current officers and directors and excessive severance paid to former officers. The plaintiffs seek to recover, on our behalf, an unspecified amount of damages from the individual defendants. The two lawsuits were consolidated and were stayed pending a final disposition of the motion to dismiss in the class action suit and remain stayed. In addition, a purported stockholder has sent a letter to the Company's Board of Directors, dated June 21, 2021, demanding based on substantially the same allegations, that the Company sue certain current and former Officers for, *inter alia*, breach of fiduciary duty. The two derivative lawsuits and the litigation demand letter are collectively referred to herein as the "Derivative Matters" and the plaintiffs in the two derivative lawsuits and the purported stockholder who sent the litigation demand letter are collectively referred to herein as the "Stockholders."

On January 5, 2023, following mediation, the defendants and the Stockholders entered into Stipulation and Agreement of Settlement (the "Derivative Settlement") under which the Company, in consideration of dismissal of the two derivative lawsuits with prejudice and a release of all claims asserted against the Company and the individual defendants in the Derivative Matters, will implement certain corporate governance initiatives and cause its D&O insurance carrier to pay the Stockholders' attorneys' fees. Under the terms of the Derivative Settlement, the defendants will not be required to pay any damages. We have accrued a liability for attorneys' fees within Accrued liabilities and a corresponding receivable in Prepaid expenses and other current assets in the consolidated balance sheets.

On February 1, 2023, the Court granted preliminary approval of the proposed Derivative Settlement, approved various notices to be disseminated to the Company's stockholders and the schedule for dissemination, and scheduled a final hearing for April 11, 2023. The Derivative Settlement is conditioned on final Court approval. We believe that the claims are without merit and will continue to defend them vigorously should the Derivative Settlement for any reason not become final.

SmartSky Litigation – On February 28, 2022, SmartSky Networks, LLC brought suit against Gogo Inc. and its subsidiary Gogo Business Aviation LLC in the U.S. District Court for the District of Delaware alleging that Gogo 5G infringes four patents owned by the plaintiff. On February 21, 2023, the plaintiff amended its complaint to allege that Gogo 5G infringes two additional patents recently issued to the plaintiff. The suit seeks an unspecified amount of compensatory damages as well as treble damages for alleged willful infringement and reimbursement of plaintiff's costs, disbursements and attorneys' fees. Under a schedule agreed upon by the parties, fact discovery and claim construction proceedings will be substantially completed by the end of 2023 or early 2024, and expert discovery by early-to-mid 2024, with dispositive motions to follow. A trial date has been scheduled for April 14, 2025. Also on February 28, 2022, the plaintiff filed a motion (the "PI Motion") requesting that the Court preliminarily enjoin the Company from making, using, offering to sell or selling the Gogo 5G system. On September 26, 2022, the Court issued an order denying the PI Motion. The plaintiff has appealed the denial to the U.S. Court of Appeals for the Federal Circuit. We expect that briefing for the appeal will be completed by early March of 2023, after which the appellate court will schedule oral argument. We believe that the plaintiff's claims are without merit and intend to continue to vigorously defend our position in the infringement suit and defend against the appeal. The outcomes of the appeal and the underlying litigation are inherently uncertain. No amounts have been accrued for any potential losses under this matter, as we cannot reasonably predict the outcome of the litigation or any potential losses.

From time to time we may become involved in legal proceedings arising in the ordinary course of our business. We cannot predict with certainty the outcome of any litigation or the potential for future litigation. Regardless of the outcome of any particular litigation and the merits of any particular claim, litigation can have a material adverse impact on our company due to, among other reasons, any injunctive relief granted, which could inhibit our ability to operate our business, amounts paid as damages or in settlement of any such matter, diversion of management resources and defense costs.

18. Accumulated Other Comprehensive Income (Loss)

The following is a summary of changes in accumulated other comprehensive income (loss) by component *(in thousands):*

	Currency Translation Adjustment	Change in Fair Value of Cash Flow Hedge	Total
Balance at January 1, 2020	$ (2,256)	$ —	$ (2,256)
Other comprehensive income before reclassifications	1,243	—	1,243
Less: income (loss) realized and reclassified to earnings	—	—	—
Net current period comprehensive income	1,243	—	1,243
Balance at December 31, 2020	$ (1,013)	$ —	$ (1,013)
Other comprehensive income before reclassifications	53	2,747	2,800
Less: loss realized and reclassified to earnings	—	(2)	(2)
Net current period comprehensive income	53	2,749	2,802
Balance at December 31, 2021	$ (960)	2,749	$ 1,789
Other comprehensive income (loss) before reclassifications	(265)	34,765	34,500
Less: income realized and reclassified to earnings	—	6,161	6,161
Net current period comprehensive income (loss)	(265)	28,604	28,339
Balance at December 31, 2022	$ (1,225)	$ 31,353	$ 30,128

19. Condensed Financial Information of Registrant

The following presents the condensed financial information of our parent company on a standalone basis.

Gogo Inc.
Condensed Balance Sheets
(in thousands)

	December 31, 2022	December 31, 2021
Assets:		
Cash and cash equivalents	$ 37,174	$ 55,069
Prepaid expenses and other current assets	—	25
Deferred income taxes	172,871	186,041
Total assets	$ 210,045	$ 241,135
Liabilities and stockholders' deficit:		
Other current liabilities	$ 113	$ 740
Current portion of long-term debt	—	102,370
Investments and payables with subsidiaries	311,801	458,179
Total liabilities	311,914	561,289
Total stockholders' deficit	(101,869)	(320,154)
Total liabilities and stockholders' deficit	$ 210,045	$ 241,135

Gogo Inc.
Condensed Statements of Operations and Comprehensive Income (Loss)
(in thousands)

	For the Years Ended December 31,		
	2022	2021	2020
Interest income	$ (455)	$ (6)	$ (451)
Interest expense	2,770	9,504	29,318
Loss on extinguishment of debt	—	18,948	—
Other	1	(4)	4
Total other expense	2,316	28,442	28,871
Loss before income taxes	(2,316)	(28,442)	(28,871)
Income tax provision (benefit)	13,658	(187,230)	(146)
Equity (gains) losses of subsidiaries	(108,033)	6,053	221,311
Net income (loss)	$ 92,059	$ 152,735	$ (250,036)
Comprehensive income (loss)	$ 92,059	$ 152,735	$ (250,036)

Gogo Inc.
Condensed Statements of Cash Flows
(in thousands)

	For the Years Ended December 31,		
	2022	**2021**	**2020**
Net income (loss)	$ 92,059	$ 152,735	$ (250,036)
Accretion of debt discount	—	—	13,255
Amortization of deferred financing costs	418	1,387	1,781
Loss on extinguishment of debt	—	18,948	—
Subsidiary equity (gains) losses	(108,033)	6,053	221,311
Deferred income taxes	13,170	(187,220)	(232)
Other operating activities	(627)	1,819	(114)
Net cash used in operating activities	(3,013)	(6,278)	(14,035)
Investments and advances with subsidiaries	6,047	11,552	(45,097)
Net cash provided by (used in) investing activities	6,047	11,552	(45,097)
Financing activities:			
Repurchase of convertible notes	—	—	(2,498)
Repurchase of common stock	(18,375)	—	—
Stock-based compensation activity	(2,579)	(5,245)	(4,227)
Net cash used in financing activities	(20,954)	(5,245)	(6,725)
Increase (decrease) in cash, cash equivalents and restricted cash	(17,920)	29	(65,857)
Cash, cash equivalents and restricted cash at beginning of period	55,094	55,065	120,922
Cash, cash equivalents and restricted cash at end of period	$ 37,174	$ 55,094	$ 55,065
Cash, cash equivalents and restricted cash at end of period	$ 37,174	$ 55,094	$ 55,065
Less: current restricted cash	—	25	—
Less: non-current restricted cash	—	—	—
Cash and cash equivalents at end of period	$ 37,174	$ 55,069	$ 55,065

20. Discontinued Operations

As discussed in Note 1, "Background," on December 1, 2020, we completed the sale of our CA business to Intelsat. As a result of the Transaction, the CA business is reported for all periods as discontinued operations.

The following table summarizes the results of discontinued operations which are presented as Net loss from discontinued operations, net of tax, in our consolidated statements of operations *(in thousands)*:

	For the Years Ended December 31,		
	2022	**2021**	**2020**
Revenue:			
Service revenue	$ —	$ —	$ 192,616
Equipment revenue	—	—	40,483
Total revenue	—	—	233,099
Operating expenses:			
Cost of service revenue (exclusive of items shown below)	—	—	145,958
Cost of equipment revenue (exclusive of items shown below)	—	—	33,978
Engineering, design and development	—	—	57,167
Sales and marketing	—	—	24,121
General and administrative	—	6,283	40,551
Impairment of long-lived assets	—	—	47,375
Depreciation and amortization	—	—	119,827
Total operating expenses	—	6,283	468,977
Operating loss	—	(6,283)	(235,878)
Other (income) expense:			
Gain on sale of CA business	—	(1,598)	(37,958)
Other (income) expense	—	—	3,134
Total other (income) expense:	—	(1,598)	(34,824)
Loss before income taxes	—	(4,685)	(201,054)
Income tax provision (benefit)	—	(831)	423
Net loss from discontinued operations, net of tax	$ —	$ (3,854)	$ (201,477)

The following discussion relates entirely to discontinued operations.

Gain on Sale – Upon the closing of the Transaction on December 1, 2020, we received initial gross proceeds of $386.3 million, which reflects the $400.0 million purchase price, adjusted for cash, debt, transaction expenses and working capital. The final purchase price was subject to change due to customary post-closing purchase price adjustment procedures set forth in the purchase and sale agreement between Gogo and Intelsat, that were not yet complete. As the post-closing purchase price adjustment was not yet finalized and therefore represented a contingent gain, $9.4 million was recorded as a deferred gain on sale included within Accrued liabilities as of December 31, 2020. During December 2020, we recognized within Gain on sale of CA business a pretax gain on sale of $38.0 million, computed as the $386.3 million of initial gross proceeds less (i) the potential $9.4 million post-closing purchase price adjustment not yet finalized, (ii) the carrying value of the assets and liabilities transferred in the Transaction and (iii) Transaction-related costs. In October 2021, the independent accounting firm engaged to resolve a dispute between the parties regarding the working capital matter determined the final amount of the working capital adjustments to be $7.8 million. In the fourth quarter of 2021, Gogo paid Intelsat the $7.8 million and recognized an additional Gain on sale of CA business of $1.6 million.

Stock-Based Compensation – In August 2020, the Compensation Committee approved modifications to the vesting conditions and exercise periods of outstanding equity compensation awards held by certain of our then-current employees who became employees of Intelsat in the Transaction. These modifications became effective upon the consummation of the Transaction. Pursuant to such modifications, the options and restricted stock units ("RSUs") held by Intelsat employees generally vested on the earlier of (i) the original vesting date and (ii) December 1, 2021; provided that the employee did not voluntarily resign from and was not terminated for cause by Intelsat prior to such date. Certain of these awards vested based on conditions that are not classified as a service, market or performance condition and as a result such awards were classified as a liability. Other than mark-to-market adjustments, all costs related to stock-based compensation for our prior employees who became employees of Intelsat in the Transaction were recognized as of December 31, 2020. For the year ended December 31, 2021, $24.0 million was reclassified from Accrued liabilities to Additional paid-in capital as the awards vested during the period. As of December 31, 2021, there were no remaining liability-classified awards.

The following is a summary of our stock-based compensation expense by operating expense line contained within the results of discontinued operations for the years December 31, 2022, 2021 and 2020 *(in thousands)*:

	2022	**2021**	**2020**
Cost of service revenue	$ —	$ —	$ 7,647
Cost of equipment revenue	—	—	—
Engineering, design and development	—	—	5,836
Sales and marketing	—	—	7,911
General and administrative	—	4,817	4,413
Total stock-based compensation expense	$ —	$ 4,817	$ 25,807

See Note 14, "Stock-Based Compensation and 401(k) Plan," for additional information on our stock-based compensation plans.

Other Costs Classified to Discontinued Operations – During the year ended December 31, 2021, we incurred $1.5 million of additional costs (exclusive of the gain on sale, stock-based compensation expense noted above and income tax benefit) primarily due to employer-paid taxes arising from the exercise of stock options by former employees then employed by Intelsat.

Change in Estimates – During the second quarter of 2020, our agreement with Delta Air Lines, Inc. ("Delta") to provide 2Ku service on certain Delta aircraft was amended to change the contract expiration date from February 2027 with respect to all aircraft to a staggered, fleet by fleet expiration schedule under which expiration dates will occur between November 2020 and July 2022 (the "Delta amendment"). As a result, the useful lives of the equipment installed on these fleets were shortened to align with the expiration dates in the amended agreement. The change in estimated useful lives resulted in approximately $41.0 million of accelerated depreciation during the year ended December 31, 2020. We ceased depreciating these assets and other depreciable assets included as part of discontinued operations when the CA business was classified as held for sale. Additionally, the amortization periods for the remaining deferred airborne lease incentives associated with the equipment installed on the 2Ku fleets were shortened to align with the new expiration dates, which resulted in approximately $42.0 million of accelerated amortization during the year ended December 31, 2020. Amortization of deferred airborne lease incentives is a reduction to cost of service revenue.

Credit Losses – During the year ended December 31, 2020, we recorded $10.7 million of provisions for expected credit losses, primarily related to one international airline partner entering bankruptcy administration, while we had recoveries of approximately $0.6 million.

Arrangements with Commercial Airlines – For our divested CA business, pursuant to contractual agreements with our airline partners, we placed our equipment on commercial aircraft operated by the airlines in order to deliver our service to passengers on the aircraft. We had two types of commercial airline arrangements: turnkey and airline-directed. Under the airline-directed model, we transferred control of the equipment to the airline and therefore the airline was our customer in these transactions. Under the turnkey model, we had not transferred control of our equipment to our airline partner and, as a result, the airline passenger was deemed to be our customer. Transactions with our airline partners under the turnkey model were accounted for as an operating lease of space on an aircraft.

We recognized $71.2 million for the year ended December 31, 2020 as a reduction to our cost of service revenue from the amortization of deferred airborne lease incentives.

Under the turnkey model, the revenue share paid to our airline partners represented operating lease payments. These payments were deemed to be contingent rental payments as the payments due to each airline were based on a percentage of our CA service revenue generated from that airline's passengers, which was unknown until realized. Therefore, we estimated the lease payments due to an airline at the commencement of our contract with such airline. This rental expense is included in cost of service revenue and is partially offset by the amortization of the deferred airborne lease incentives discussed above. Due to the accelerated amortization resulting from the Delta amendment and a significant reduction in revenue share as a result of COVID-19, the amortization of deferred airborne lease incentives exceeded our revenue share expense by $49.1 million for the year ended December 31, 2020.

Asset Impairment – We reviewed our long-lived assets, including property and equipment, right-of-use assets, and other non-current assets, for potential impairment whenever events indicated that the carrying amount of such assets might not be recoverable. We performed this review by comparing the carrying value of the long-lived assets to the estimated future undiscounted cash flows expected to result from the use of the assets. We grouped certain long-lived assets by airline contract and by technology. If we determined that an impairment existed, the amount of the impairment was computed as the difference between the asset group's carrying value and its estimated fair value, following which the assets were written down to their estimated fair values.

In light of the COVID-19 pandemic and its impact on air travel, including decreased flights, decreased gross passenger opportunity and our airline partners' temporary parking of a significant number of their aircraft, we conducted a review as of March 31, 2020 and determined that the carrying values for the asset groups related to three of our airline agreements for the CA business exceeded their estimated undiscounted cash flows, which triggered the need to estimate the fair value of these assets. Fair value reflects our best estimate of the discounted cash flows of the impaired assets. For the airborne assets and right-of-use assets associated with the three airline agreements (the "impaired assets"), we recorded an impairment charge of $46.4 million for the three-month period ended March 31, 2020, reflecting the difference between the carrying value and the estimated fair value of the impaired assets. We conducted another review as of June 30, 2020 due to the continuation of the COVID-19 pandemic as well as the signing of the Delta amendment and determined that $1.0 million of deferred STC costs was impaired due to the bankruptcy of three airline partners. As such, we recorded a $1.0 million charge for impairment of long-lived assets for the three-month period ended June 30, 2020. For the year ended December 31, 2020, charges recorded for impairments of long-lived assets totaled $47.4 million.

Revenue Recognition

We account for revenue in accordance with Accounting Standards Codification Topic 606, *Revenue from Contracts with Customers* ("ASC 606").

CA's airline-directed contracts contain multiple performance obligations, which primarily include the sale of equipment, installation services, connectivity services and entertainment services. For these contracts, we accounted for each distinct good or

service as a separate performance obligation. We allocated the contract's transaction price to each performance obligation using the relative standalone selling price, which was based on the actual selling price for any good or service sold separately to a similar class of customer, if available. To the extent a good or service was not sold separately, we used our best estimate of the standalone selling price and maximized the use of observable inputs. The primary method we used to estimate the standalone selling price was the expected cost-plus margin approach.

The contractual consideration used for allocation purposes includes connectivity and entertainment services, which may be based on a fixed monthly fee per aircraft or a variable fee based on the volume of connectivity activity, or a combination of both. Examples of variable consideration within CA's airline contracts include megabyte overages and pay-per-use sessions.

We constrained our estimates to reduce the probability of a significant revenue reversal in future periods, allocated variable consideration to the identified performance obligations and recognized revenue in the period the services were provided. Our estimates were based on historical experience, anticipated future performance, market conditions and our best judgment at the time. For 2020, our estimates included management's best assumptions for the continued impact of COVID-19, which included decreased flights and gross passenger opportunity ("GPO").

A significant change in one or more of these estimates could have affected estimated contract value. For example, estimates of variable revenue within certain contracts required estimation of the number of sessions or megabytes that would be purchased over the contract term and the average revenue per connectivity session, which varies based on the connectivity options available to passengers on each airline. Estimated revenue under these contracts anticipated increases in take rates over time and assumed an average revenue per session consistent with our historical experience.

We regularly reviewed and updated our estimates, especially in light of COVID-19, and recognized adjustments under the cumulative catch-up method. Any adjustments under this method were recorded as a cumulative adjustment in the period identified and revenue for future periods was recognized using the new adjusted estimate.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

(a) Evaluation of Disclosure Controls and Procedures

Management, with the participation of our Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended) as of December 31, 2022 that are designed to provide reasonable assurance that information required to be disclosed in this report is recorded, processed, summarized and reported within required time periods. Based upon this evaluation, our Chief Executive Officer and the Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of December 31, 2022.

(b) Management's Annual Report on Internal Control Over Financial Reporting

The management of Gogo Inc. is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a – 15(f) and 15d – 15(f) under the Securities Exchange Act of 1934. Gogo's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of its published financial statements in accordance with accounting principles generally accepted in the United States of America.

The management of Gogo, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, have assessed the effectiveness of Gogo's internal control over financial reporting as of December 31, 2022, based on the criteria set forth in Internal Control-Integrated Framework (2013 Framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our assessment, the Company's management concluded that our internal control over financial reporting was effective as of December 31, 2022.

Deloitte & Touche LLP, the Company's independent registered public accounting firm, has issued an attestation report on our internal control over financial reporting as of December 31, 2022, which report is included on Page 92 of this Annual Report on Form 10-K under the caption entitled "Report of Independent Registered Public Accounting Firm."

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

(c) Changes in Internal Control over Financial Reporting

There have been no material changes to our internal control over financial reporting in connection with the evaluation required by Rules 13a-15(f) and 15d-15(f) under the Exchange Act during the most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

None.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of Gogo Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Gogo Inc. and subsidiaries (the "Company") as of December 31, 2022, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2022, of the Company and our report dated February 28, 2023, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

 /s/ Deloitte & Touche LLP

Chicago, Illinois
February 28, 2023

Part III

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this item is incorporated by reference to our Proxy Statement for the 2023 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission ("SEC") within 120 days of the fiscal year ended December 31, 2022.

Item 11. Executive Compensation

The information required by this item is incorporated by reference to our Proxy Statement for the 2023 Annual Meeting of Stockholders to be filed with the SEC within 120 days of the fiscal year ended December 31, 2022.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information appearing under the caption "Security Ownership of Certain Beneficial Owners and Management" in our Proxy Statement for the 2023 Annual Meeting of Stockholders to be filed with the SEC within 120 days of the fiscal year ended December 31, 2022 is incorporated herein by reference.

The following table sets forth the number of shares of our common stock reserved for issuance under our equity compensation plans (which includes amounts for both continuing and discontinued operations) as of the end of 2022:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (#) (a)	Weighted average exercise price of outstanding options, warrants and rights ($) (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))(#) (c)
Equity compensation plans approved by security holders	8,425,904 [1]	4.36 [2]	7,655,677 [3]
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	8,425,904	4.36	7,655,677

(1)   Represents the number of shares associated with options, RSUs and DSUs outstanding as of December 31, 2022.

(2)   Represents the weighted average exercise price of the 4,012,761 options disclosed in column (a).

(3)   Represents the number of shares remaining available for future issuance under our Second Amended and Restated 2016 Omnibus Incentive Plan (6,939,571 shares), 2013 Omnibus Incentive Plan (2,015 shares) and ESPP (714,091 shares). Of this number, only 4,787,000 shares are available for issuance with respect to RSUs, DSUs and other awards based on the full value of stock (rather than an increase in value) under the 2016 Omnibus Plan and 2013 Omnibus Plan.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this item is incorporated by reference to our Proxy Statement for the 2023 Annual Meeting of Stockholders to be filed with the SEC within 120 days of the fiscal year ended December 31, 2022.

Item 14. Principal Accounting Fees and Services

The information required by this item is incorporated by reference to our Proxy Statement for the 2023 Annual Meeting of Stockholders to be filed with the SEC within 120 days of the fiscal year ended December 31, 2022.

Part IV

Item 15. Exhibits, Financial Statement Schedules

We have filed the following documents as part of this Annual Report on Form 10-K:

1. Consolidated Financial Statements:

2.

3. Financial Statement Schedules:

All schedules have been omitted because they are not required, not applicable, not present in amounts sufficient to require submission of the schedule, or the required information is otherwise included.

4. Exhibits

Exhibit Number	Description of Exhibits
2.1**†	Purchase and Sale Agreement by and among Gogo Inc. and Intelsat Jackson Holdings S.A., dated August 31, 2020 (incorporated by reference to Exhibit 2.1 to Form 8-K filed on September 1, 2020 (File No. 001-35975))
3.1	Third Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to Form 10-Q filed on August 7, 2013 (File No. 001-35975))
3.2	Amended and Restated Bylaws (incorporated by reference to Exhibit 3.2 to Form 10-Q filed on August 7, 2013 (File No. 001-35975))
3.3	Certificate of Designations of Series A Preferred Stock of Gogo Inc., as filed with the Secretary of State of the State of Delaware on September 23, 2020 (incorporated by reference to Exhibit 3.1 to Form 8-K filed on September 23, 2020 (File No. 001-35975))
4.1	Form of Common Stock Certificate (incorporated by reference to Exhibit 4.1 to Gogo Inc. Registration Statement on Form S-1 (File No. 333-178727))
4.2	Registration Rights Agreement, dated as of December 31, 2009, by and between AC Holdco Inc. and the Class A Holders, the Ripplewood Investors, the Thorne Investors and the other investors named therein (incorporated by reference to Exhibit 4.3 to Gogo Inc. Registration Statement on Form S-1 (File No. 333-178727))
4.3	Description of Capital Stock and Registered Securities (incorporated by reference to Exhibit 4.10 to Form 10-K filed on March 11, 2021 (File No. 001-35975))
4.4	Section 382 Rights Agreement, dated as of September 23, 2020, between Gogo Inc. and Computershare Trust Company, N.A., as rights agent (incorporated by reference to Exhibit 4.1 to Form 8-K filed on September 23, 2020 (File No. 001-35975))
4.5	Registration Rights Agreement, dated as of April 9, 2021, by and among Gogo Inc., Silver (XII) Holdings, LLC and Silver (Equity) Holdings, LP (incorporated by reference to Exhibit 10.2 to Form 8-K filed on April 14, 2021 (File No. 001-35975))
4.6	Amendment to the Registration Rights Agreement, dated as of April 9, 2021, by and between Gogo Inc. (f/k/a AC HoldCo Inc.) and Thorndale Farm Gogo, LLC (as assignee to the interests of the Thorne Investors, as defined therein) (incorporated by reference to Exhibit 10.3 to Form 8-K filed on April 14, 2021 (File No. 001-35975))
4.7	Amendment to the Registration Rights Agreement, dated as of May 25, 2021, by and among Gogo Inc., Silver (XII) Holdings, LLC and Silver (Equity) Holdings, LP (incorporated by reference to Exhibit 4.3 to Form 10-Q filed on August 5, 2021 (File No. 001-35975))
4.8	Amendment No. 2 to the Registration Rights Agreement, dated as of March 2, 2022, by and among Gogo Inc., Silver (XII) Holdings, LLC and Silver (Equity) Holdings LP (incorporated by reference to Exhibit 4.10 to Form 10-K filed on March 3, 2022 (File No. 001-35975))
4.9	Amendment No. 1 to Section 382 Rights Agreement, dated as of December 27, 2022, by and between Gogo Inc. and Computershare Trust Company, N.A., as rights agent

10.1.1†	Qualcomm Technologies, Inc. Master Software Agreement, dated June 13, 2018, by and between Qualcomm Technologies, Inc. and Gogo LLC (incorporated by reference to Exhibit 10.1.48 to Form 10-Q filed on November 6, 2018 (File No. 001-35975))
10.1.2†	Qualcomm Technologies, Inc. AMSS6695 Software Addendum to Master Software Agreement, dated June 13, 2018, by and between Qualcomm Technologies, Inc. and Gogo LLC (incorporated by reference to Exhibit 10.1.49 to Form 10-Q filed on November 6, 2018 (File No. 001-35975))
10.1.3†	Access Point Patent License Agreement, dated July 6, 2018, by and between Qualcomm Incorporated and Gogo LLC (incorporated by reference to Exhibit 10.1.50 to Form 10-Q filed on November 6, 2018 (File No. 001-35975))
10.1.4†	ATG Network Sharing Agreement, dated as of December 1, 2020, by and between Gogo Business Aviation LLC and Gogo LLC (incorporated by reference to Exhibit 10.1 to Form 8-K filed on December 1, 2020 (File No. 001-35975))
10.1.5†	Master Services Agreement, dated as of November 25, 2019, by and between Gogo Business Aviation LLC and Airspan Networks Inc. (incorporated by reference to Exhibit 10.1.5 to Form 10-K filed on March 11, 2021 (File No. 001-35975))
10.1.6†	Supply and Product Support Agreement, dated as of November 25, 2019, by and between Gogo Business Aviation LLC and Airspan Networks Inc. (incorporated by reference to Exhibit 10.1.6 to Form 10-K filed on March 11, 2021 (File No. 001-35975))
10.1.7†	Master Services Agreement, dated as of May 21, 2022, by and between Gogo Business Aviation LLC and Hughes Network Systems, LLC (incorporated by reference to Exhibit 10.1 to Form 8-K filed on May 26, 2022 (File No. 001-35975))
10.1.8†	Supply and Product Support Agreement, dated as of June 6, 2022, by and between Gogo Business Aviation LLC and Hughes Network Systems, LLC (incorporated by reference to Exhibit 10.1 to Form 8-K filed on June 14, 2022 (File No. 001-35975))
10.2.1#	Employment Agreement, by and between Gogo Business Aviation LLC, as assignee of Gogo LLC, and Barry Rowan, effective as of April 24, 2017 (incorporated by reference to Exhibit 10.2.14 to Form 10-Q filed on May 4, 2017 (File No. 001-35975))
10.2.2#	Change in Control Severance Agreement, dated as of April 24, 2017, by and between Gogo Inc. and Barry Rowan (incorporated by reference to Exhibit 10.2.15 to Form 10-Q filed on May 4, 2017 (File No. 001-35975))
10.2.3#	Employment Agreement, dated March 4, 2018, between Gogo Inc., Gogo Business Aviation LLC, as assignee of Gogo LLC, and Oakleigh Thorne (incorporated by reference to Exhibit 10.2.12 to Form 10-Q filed on May 4, 2018 (File No. 001-35975))
10.2.4#	Form of Change in Control Severance Agreement, for named executive officers other than Oakleigh Thorne, Barry Rowan and Jessica Betjemann (incorporated by reference to Exhibit 10.2.10 to Form 10-K filed on March 13, 2020 (File No. 001-25975))
10.2.5#	Amendment No. 1 to the Form of Change in Control Severance Agreement for named executive officers other than Oakleigh Thorne and Barry Rowan (incorporated by reference to Exhibit 10.2.18 to Form 10-Q filed on May 4, 2018 (File No. 001-35975))
10.2.6#	Employment Agreement, dated as of January 1, 2008, between Gogo Business Aviation LLC, as assignee of Gogo LLC (f/k/a Aircell LLC) and Marguerite Elias (incorporated by reference to Exhibit 10.2.20 to Form 10-Q filed on May 9, 2019 (File No. 001-35975))
10.2.7#	Amendment No. 1 to the Employment Agreement, between Gogo Business Aviation LLC, as assignee of Gogo LLC (f/k/a Aircell LLC) and Marguerite Elias, effective as of December 31, 2008 (incorporated by reference to Exhibit 10.2.21 to Form 10-Q filed on May 9, 2019 (File No. 001-35975))
10.2.8#	Amendment No. 2 to the Employment Agreement, between Gogo Business Aviation LLC, as assignee of Gogo LLC (f/k/a Aircell LLC) and Marguerite Elias, effective as of November 30, 2017 (incorporated by reference to Exhibit 10.2.22 to Form 10-Q filed on May 9, 2019 (File No. 001-35975))
10.2.9#	Director Compensation Policy, effective March 4, 2021 (incorporated by reference to Exhibit 10.6 to Form 10-Q filed on May 6, 2021 (File No. 001-35975))
10.2.10#	Amended and Restated Employment Agreement, dated as of February 10, 2020, between Gogo LLC and Karen Jackson (incorporated by reference to Exhibit 10.5 to Form 10-Q filed on August 5, 2021 (File No. 001-35795))
10.2.11#	Employment Agreement, dated as of August 27, 2018, between Gogo Business Aviation LLC and Sergio Aguirre (incorporated by reference to Exhibit 10.6 to Form 10-Q filed on August 5, 2021 (File No. 001-35795))
10.2.12#	Form of Director Deferred Share Unit Agreement for Gogo Inc. Omnibus Incentive Plan (incorporated by reference to Exhibit 10.7 to Form 10-Q filed on August 5, 2021 (File No. 001-35795))
10.2.13#	Amendment to Non-Employee Director Options and Deferred Stock Units (incorporated by reference to Exhibit 10.8 to Form 10-Q filed on August 5, 2021 (File No. 001-35795))
10.2.14#	Amendment No. 1, dated March 25, 2022, to the Employment Agreement between Gogo Business Aviation LLC, as assignee of Gogo LLC (f/k/a Aircell LLC), and Oakleigh Thorne (incorporated by reference to Exhibit 10.2.1 to Form 10-Q filed on May 5, 2022 (File No. 001-35975))

10.2.15#	Amendment No. 1, dated March 25, 2022, to the Employment Agreement between Gogo Business Aviation LLC, as assignee of Gogo LLC (f/k/a Aircell LLC), and Barry Rowan (incorporated by reference to Exhibit 10.2.2 to Form 10-Q filed on May 5, 2022 (File No. 001-35975))
10.2.16#	Amendment No. 1, dated March 25, 2022, to the Employment Agreement between Gogo Business Aviation LLC and Sergio Aguirre (incorporated by reference to Exhibit 10.2.3 to Form 10-Q filed on May 5, 2022 (File No. 001-35975))
10.2.17#	Amendment No. 3, dated March 25, 2022, to the Employment Agreement between Gogo Business Aviation LLC, as assignee of Gogo LLC (f/k/a Aircell LLC), and Marguerite Elias (incorporated by reference to Exhibit 10.2.4 to Form 10-Q filed on May 5, 2022 (File No. 001-35975))
10.2.18#	Amendment No. 1, dated March 25, 2022, to the Employment Agreement between Gogo Business Aviation LLC, as assignee of Gogo LLC (f/k/a Aircell LLC), and Karen Jackson (incorporated by reference to Exhibit 10.2.5 to Form 10-Q filed on May 5, 2022 (File No. 001-35975))
10.2.19#	Employment Agreement, effective as of March 11, 2023, by and between Gogo Business Aviation LLC and Jessica Betjemann (incorporated by reference to Exhibit 10.1 to Form 8-K filed on February 14, 2023 (File No. 001-35975))
10.2.20#	Change in Control Severance Agreement, effective as of March 11, 2023, by and between Gogo Inc. and Jessica Betjemann (incorporated by reference to Exhibit 10.2 to Form 8-K filed on February 14, 2023 (File No. 001-35975))
10.2.21#	Employment Agreement, effective as of November 2, 2022, by and between Gogo Business Aviation LLC and Crystal Gordon
10.2.22#	Change in Control Severance Agreement, effective as of November 2, 2022, by and between Gogo Inc. and Crystal Gordon
10.3.1#	Aircell Holdings Inc. Stock Option Plan (incorporated by reference to Exhibit 10.3.1 to Gogo Inc. Registration Statement on Form S-1 (File No. 333-178727))
10.3.2#	Amendment No. 1 to the Aircell Holdings Inc. Stock Option Plan, effective as of June 2, 2010 (incorporated by reference to Exhibit 10.3.2 to Gogo Inc. Registration Statement on Form S-1 (File No. 333-178727))
10.3.3#	Amendment No. 2 to the Aircell Holdings Inc. Stock Option Plan, dated as of December 14, 2011(incorporated by reference to Exhibit 10.3.3 to Gogo Inc. Registration Statement on Form S-1 (File No. 333-178727))
10.3.4#	Amendment No. 3 to the Aircell Holdings Inc. Stock Option Plan, effective as of May 31, 2013 (incorporated by reference to Exhibit 10.3.4 to Gogo Inc. Registration Statement on Form S-1 (File No. 333-178727))
10.3.5#	Form of Stock Option Agreement for Aircell Holdings Inc. Stock Option Plan (incorporated by reference to Exhibit 10.3.4 to Gogo Inc. Registration Statement on Form S-1 (File No. 333-178727))
10.3.6#	Form of Stock Option Agreement for Aircell Holdings Inc. Stock Option Plan (for June 2013 grants) (incorporated by reference to Exhibit 10.3.6 to Gogo Inc. Registration Statement on Form S-1 (File No. 333-178727))
10.4.1#	Gogo Inc. Omnibus Incentive Plan (incorporated by reference to Exhibit 10.5 to Gogo Inc. Registration Statement on Form S-1 (File No. 333-178727))
10.4.2#	Form of Stock Option Agreement for Gogo Inc. Omnibus Incentive Plan (incorporated by reference to Exhibit 10.5.2 to Form 10-K filed on March 14, 2014 (File No. 001-35975))
10.4.3#	Form of Restricted Stock Unit Agreement for Gogo Inc. Omnibus Incentive Plan (incorporated by reference to Exhibit 10.4.3 to Form 10-K filed on February 27, 2015 (File No. 001-35975))
10.4.4#	Form of Restricted Stock Agreement for Gogo Inc. Omnibus Incentive Plan (incorporated by reference to Exhibit 10.4.4 to Form 10-K filed on February 27, 2015 (File No. 001-35975))
10.4.5#	Form of Stock Option Agreement for Gogo Inc. 2016 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.4.6 to Form 10-Q filed on August 4, 2016 (File No. 001-35975))
10.4.6#	Form of Performance Stock Option Agreement for Gogo Inc. 2016 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.4.7 to Form 10-Q filed on August 4, 2016 (File No. 001-35975))
10.4.7#	Form of Restricted Stock Unit Agreement for Gogo Inc. 2016 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.4.8 to Form 10-Q filed on August 4, 2016 (File No.001-35975))
10.4.8#	Form of Performance Restricted Stock Unit Agreement for Gogo Inc. 2016 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.4.9 to Form 10-Q filed on August 4, 2016 (File No. 001-35975))
10.4.9#	Amended and Restated Gogo Inc. 2016 Omnibus Incentive Plan (incorporated by reference to Annex A to the definitive proxy statement on Schedule 14A filed on April 27, 2018 (File No. 001-35975))
10.4.10#	Second Amended and Restated Gogo Inc. 2016 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.4.1 to Form 10-Q filed on August 5, 2022 (File No. 001-35975))
10.4.11#	Form of Restricted Stock Unit Agreement for Second Amended and Restated Gogo Inc. 2016 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.402 to Form 10-Q filed on November 3, 2022 (File No. 001-35975))
10.5#	Gogo Inc. Annual Incentive Plan (as amended as of April 14, 2016) (incorporated by reference to Exhibit 10.4.10 to Form 10-Q filed on August 4, 2016 (File No. 001-35975))
10.6#	Gogo Inc. Section 409A Specified Employee Policy (incorporated by reference to Exhibit 10.7 to Gogo Inc. Registration Statement on Form S-1 (File No. 333-178727))

10.7.1#	Form of Indemnification Agreement entered into between Gogo Inc. and each of its Directors (incorporated by reference to Exhibit 10.7.1 to Gogo Inc. Registration Statement on Form S-1 (File No. 333-178727))
10.7.2#	Form of Indemnification Agreement entered into between Gogo Inc. and each of its Officers (incorporated by reference to Exhibit 10.7.2 to Gogo Inc. Registration Statement on Form S-1 (File No. 333-178727))
10.8.1#	Form of Director Deferred Share Unit Agreement for Gogo Inc. Omnibus Incentive Plan (incorporated by reference to Exhibit 10.10.2 to Form 10-K filed on March 14, 2014 (File No. 001-35975))
10.8.2#	Form of Director Stock Option Agreement for Gogo Inc. Omnibus Incentive Plan (incorporated by reference to Exhibit 10.10.3 to Form 10-K filed on March 14, 2014 (File No. 001-35975))
10.8.3#	Director Compensation Policy, effective July 1, 2019 (incorporated by reference to Exhibit 10.9.4 to Form 10-K filed on March 13, 2020 (File No. 001-35975))
10.8.4#	Form of Director Stock Option Agreement for Amended and Restated Gogo Inc. 2016 Omnibus Incentive Plan (effective April 29, 2020) (incorporated by reference to Exhibit 10.9.1 to Form 10-Q filed on August 10, 2020 (File No. 001-35975))
10.8.5#	Amendment to Non-Employee Director Stock Option Agreements for Amended and Restated Gogo Inc. 2016 Omnibus Incentive Plan granted before April 29, 2020 (effective April 29, 2020) (incorporated by reference to Exhibit 10.9.2 to Form 10-Q filed on August 10, 2020 (File No. 001-35975))
10.9.1	Credit Agreement, dated as of April 30, 2021, among Gogo Inc., Gogo Intermediate Holdings LLC, the lenders and issuing banks party thereto and Morgan Stanley Senior Funding, Inc., as administrative agent (incorporated by reference to Exhibit 10.1 to Form 8-K filed on May 3, 2021 (File No. 001-35975))
10.9.2	Guarantee Agreement, dated as of April 30, 2021, among Gogo Inc., Gogo Intermediate Holdings LLC and certain of its subsidiaries, and Morgan Stanley Senior Funding, Inc., as collateral agent. (incorporated by reference to Exhibit 10.2 to Form 8-K filed on May 3, 2021 (File No. 001-35975))
10.9.3	Collateral Agreement, dated as of April 30, 2021, among Gogo Inc., Gogo Intermediate Holdings LLC and certain of its subsidiaries, and Morgan Stanley Senior Funding, Inc., as collateral agent (incorporated by reference to Exhibit 10.3 to Form 8-K filed on May 3, 2021 (File No. 001-35975))
10.9.4	First Amendment to Credit Agreement, dated as of February 2, 2023, among Gogo Inc., Gogo Intermediate Holdings LLC and Morgan Stanley Senior Funding, Inc., as administrative agent
21.1	List of Subsidiaries
23.1	Consent of Independent Registered Public Accounting Firm – Deloitte & Touche LLP
24.1	Power of Attorney (included on signature page)
31.1	Certification of Chief Executive Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Chief Financial Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1 *	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2 *	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Labels Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)
*	This certification accompanies the Form 10-K to which it relates, is not deemed filed with the Securities and Exchange Commission and is not to be incorporated by reference into any filing of the Registrant under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended (whether made before or after the date of the Form 10-K), irrespective of any general incorporation language contained in such filing.
**	Certain schedules and other similar attachments to such agreement have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company will furnish a copy of such omitted documents to the SEC upon request.
#	Indicates management contract or compensatory plan or arrangement.
†	Certain provisions of this exhibit have been omitted pursuant to Item 601 (b)(10)(iv) of Regulation S-K.

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, Gogo Inc. (the registrant) has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on February 28, 2023.

Gogo Inc.
By: /s/ Oakleigh Thorne
Name: Oakleigh Thorne
Title: Chief Executive Officer and Chairman of the Board
               (Principal Executive Officer)

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Barry Rowan and Crystal L. Gordon, and each of them, his or her true and lawful attorneys-in-fact and agents, with full power to act separately and full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-facts and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as they or he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them or his or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

This Power of Attorney shall not revoke any powers of attorney previously executed by the undersigned. This Power of Attorney shall not be revoked by any subsequent power of attorney that the undersigned may execute, unless such subsequent power of attorney specifically provides that it revokes this Power of Attorney by referring to the date of the undersigned's execution of this Power of Attorney. For the avoidance of doubt, whenever two or more powers of attorney granting the powers specified herein are valid, the agents appointed on each shall act separately unless otherwise specified.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of Gogo Inc. and in the capacities indicated, on February 28, 2023.

Signature	Title
/s/ Oakleigh Thorne Oakleigh Thorne	Chief Executive Officer and Chairman of the Board (Principal Executive Officer)
/s/ Barry Rowan Barry Rowan	Executive Vice President and Chief Financial Officer (Principal Financial Officer)
/s/ Jessica G. Betjemann Jessica G. Betjemann	Senior Vice President, Finance, Chief Accounting Officer and Treasurer (Principal Accounting Officer)
/s/ Mark Anderson Mark Anderson	Director
/s/ Robert L. Crandall Robert L. Crandall	Director
/s/ Hugh W. Jones Hugh W. Jones	Lead Independent Director
/s/ Michele Coleman Mayes Michele Coleman Mayes	Director
/s/ Robert H. Mundheim Robert H. Mundheim	Director
/s/ Christopher D. Payne Christopher D. Payne	Director
/s/ Charles C. Townsend Charles C. Townsend	Director
/s/ Harris N. Williams Harris N. Williams	Director

Exhibit 21.1

List of Subsidiaries of Gogo Inc.

Name of Subsidiary	Jurisdiction of Organization	Ownership Percentage
AC BidCo LLC	Delaware	100%
Gogo Business Aviation LLC	Delaware	100%
Gogo Connectivity Ltd.	Canada	100%
Gogo Finance Co. Inc.	Delaware	100%
Gogo Intermediate Holdings LLC	Delaware	100%

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-264687 on Form S-3 and Registration Statement Nos. 333-189594, 333-212072, 333-219777, 333-225716, and 333-238295 on Form S-8 of our reports dated February 28, 2023, relating to the financial statements of Gogo Inc. and the effectiveness of Gogo Inc.'s internal control over financial reporting appearing in this Annual Report on Form 10-K for the year ended December 31, 2022.

/s/ Deloitte & Touche LLP

Chicago, Illinois
February 28, 2023

Exhibit 31.1

Gogo Inc.

**CERTIFICATION OF CHIEF EXECUTIVE OFFICER
PURSUANT TO RULE 13a-14(a) OF THE EXCHANGE ACT, AS AMENDED,
AS ADOPTED PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002**

I, Oakleigh Thorne, certify that:

1. I have reviewed this Annual Report on Form 10-K of Gogo Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
    (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
    (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 28, 2023

/s/ Oakleigh Thorne
_____
Oakleigh Thorne
Chief Executive Officer and Chairman of the Board
(Principal Executive Officer)

Exhibit 31.2

Gogo Inc.

CERTIFICATION OF CHIEF FINANCIAL OFFICER
PURSUANT TO RULE 13a-14(a) OF THE EXCHANGE ACT, AS AMENDED,
AS ADOPTED PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Barry Rowan, certify that:

1. I have reviewed this Annual Report on Form 10-K of Gogo Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
    (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
    (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 28, 2023

/s/ Barry Rowan
_____
Barry Rowan
Executive Vice President and Chief Financial Officer
(Principal Financial Officer)

Exhibit 32.1

Gogo Inc.

**CERTIFICATION OF CHIEF EXECUTIVE OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002**

I, Oakleigh Thorne, President and Chief Executive Officer of Gogo Inc. (the "Company"), do hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

(1) the Annual Report on Form 10-K of the Company for the year ended December 31, 2022 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company for the periods presented therein.

Date: February 28, 2023

/s/ Oakleigh Thorne
Oakleigh Thorne
Chief Executive Officer and Chairman of the Board
(Principal Executive Officer)

Exhibit 32.2

Gogo Inc.

CERTIFICATION OF CHIEF FINANCIAL OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002

I, Barry Rowan, Executive Vice President and Chief Financial Officer of Gogo Inc. (the "Company"), do hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

(1) the Annual Report on Form 10-K of the Company for the year ended December 31, 2022 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company for the periods presented therein.

Date: February 28, 2023

/s/ Barry Rowan
Barry Rowan
Executive Vice President and Chief Financial Officer
(Principal Financial Officer)

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Board of Directors

Oakleigh Thorne *Chair of the Board*

Mark Anderson *Director*
Managing Director of GTCR LLC

Robert L. Crandall *Director*
Former Chairman and CEO of AMR Corporation and American Airlines

Hugh Jones *Lead Independent Director*
Co-founder of Basalt Investments, LLC

Michele Coleman Mayes *Director*
Vice President, General Counsel and Secretary for the New York Public Library

Robert H. Mundheim *Director*
Of Counsel to Shearman & Sterling LLP
Professor of Corporate Law and Finance at the University of Arizona James E. Rogers College of Law

Christopher Payne *Director*
Former President and COO of DoorDash, Inc.

Charles C. Townsend *Director*
Managing General Partner of Bluewater Wireless II, LP

Harris N. Williams *Director*
Senior Managing Director of WF Investment Management, LLC

Executive Officers

Oakleigh Thorne
CEO

Sergio Aguirre
President and COO

Jessica Betjemann
Executive Vice President and Chief Financial Officer

Leigh Goldfine
Vice President, Controller and Chief Accounting Officer

Crystal L. Gordon
Executive Vice President, General Counsel and Secretary

Karen Jackson
Executive Vice President, Chief People Experience Officer

Shareholder Information

Corporate headquarters

105 Edgeview Drive | Suite 300

Broomfield, Colorado 80021

gogoair.com

Common stock listing

Gogo common stock is listed on the NASDAQ Global Select Market under the ticker symbol ¨GOGO.¨

Transfer agent and registrar

Computershare Trust Company, N.A.

P.O. Box 505000

Louisville, KY 40233

Shareholders with questions may call our transfer agent toll-free at 800 962 4284

Investor relations

William Davis

VP, Investor Relations

105 Edgeview Drive | Suite 300

Broomfield, Colorado 80021

+1 917 519 6994

IR@gogoair.com

Financial reports

A copy of the Gogo Inc. Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission is available on our Investor Relations website at ir.gogoair.com, or via email following a request to Investor Relations at ir@gogoair.com.

Annual meeting

The 2023 Annual Meeting of Shareholders will be held at 10 am Central Time, on Tuesday, June 6, 2023. The annual meeting will be a virtual meeting conducted solely online and can be attended by visiting www.virtualshareholdermeeting.com/GOGO2023. All shareholders are cordially invited to attend.

Independent registered public accounting firm

Deloitte & Touche LLP

111 S. Wacker Drive

Chicago, IL 60606

Corporate governance

At ir.gogoair.com, shareholders can view the company's code of business conduct and ethics, code of financial ethics, and corporate governance guidelines.



Gogo Inc.
105 Edgeview Drive | Suite 300

Broomfield, Colorado 80021
gogoair.com